SIDLEY AUSTIN LLP
SIDLEY

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BEIJING
BRUSSE
CHICAG
DALLAS

FOUNDED 1866

06010561

PROCESSED
FEB 0 3 2006
THOMSON
FINANCIAL

File Number 82-5126

January 30, 2006

RECEIVED
JAN 3 0 2006

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

Pursuant to the requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), on behalf of Cassa di Risparmio di Firenze S.p.A. (the "Company"), enclosed please find one copy of each of the following documents:

A. A letter from the Company to the Securities and Exchange Commission dated January 5, 2006 regarding the number of holders of record of the Company's ordinary shares that are resident in the United States;

B. An English version of the communication to the market regarding the acquisition and sale of the Company's treasury shares in December 2005;

C. An English version of the communication to the market dated December 19, 2005 regarding the modification of the Company's share capital;

D. An English version of the press release dated December 20, 2005 regarding the execution of a shareholders' agreement dated December 19, 2005, among Ente Cassa Di Risparmio di Firenze, Fondazione Cassa di Risparmio della Spezia and Fondazione Cassa di Risparmio di Pistoia e Pescia;

E. An English version of the press release dated December 21, 2005 regarding the outcome of the extraordinary shareholder's meeting;

F. An English version of the communication to the market dated January 2, 2006 regarding new branches opened by the Company during 2005;

G. An English version of the half-year report as of June 30, 2005, complete with auditors' reports;

H. An English version of the press release dated January 10, 2006 regarding the 2006 Company events calendar;

I. An English version of the Company's Articles of Association, updated on December 21, 2005; and

J. An English version of a letter from the Company to Borsa Italiana SpA dated January 11, 2006 requesting a change in the listing name for ordinary shares from "Cassa di Risparmio di Firenze" to "Banca CR Firenze".

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Company that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger delivering the package. As always, please do not hesitate to contact the undersigned with any further questions or comments you may have.

Very truly yours,

Aryeh H. Zarchan

Enclosures

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.
(without enclosures)

Avv. Alessandra Guercia
Varrenti Bassan Lenzi e Associati
(without enclosures)

BANCA
CR FIRENZE

January 5th, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549
USA

RECEIVED
JAN 30 2006
152

Re. **<u>Cassa di Risparmio di Firenze S.p.A. - File number 82-5126 -</u> Information furnished pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934**

Dear Sirs:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Cassa di Risparmio di Firenze, S.p.A. (the "Company"). In connection with the initial submission made on our behalf on November 22, 2000, we indicated that we would subsequently advise you of the number of holders of our ordinary shares resident in the United States. Based upon information provided to us by Monte Titoli, S.p.A. (the Italian national clearance and depositary system) and Clearstream Banking, S.A., as of May 2005, the number of holders of record of our ordinary shares resident in the United States is 59. This number, however, should be considered as partial data as dividend registrations for 2005 are still in progress (today they represent 88% of May 2005 share capital).

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Should you need any further information, please do not hesitate to contact me at (+39) 055 2612284.

Yours sincerely,

Marco Falleri
Investor Relations

MI10208Q - 200.000 - 09/2004

BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - December 2005

DECEMBER 2005 - Banca CR Firenze (Parent company)			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	N/A	---
Milan	S	3,000	1

BANCA CR FIRENZE

MODIFICATION OF THE COMPANY SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of some stock option plan beneficiaries to exercise their right to subscribe newly issued shares, as per the resolution approved by the Board of Directors on October 16th 2000.

The 6th of December 2005 a total of 20,000 shares have been subscribed and fully paid up.
Attestations pursuant to Article 2444 of the Italian Civil Code were logged for entry in the Florence Companies Register on December the 16th, 2005.

	PRESENT SHARE CAPITAL			PREVIOUS SHARE CAPITAL		
	Euro	*Number of shares*	*Face Value*	*Euro*	*Number of shares*	*Face Value*
Total *of which*	648,115,643.16	1,137,044,988	0.57	648,104,243.16	1,137,024,988	0.57
Ordinary Shares *(full entitlement) Coupon n° 6*	648,115,643.16	1,137,044,988	0.57	648,104,243.16	1,137,024,988	0.57

Florence, December 19st , 2005

BANCA
CR FIRENZE

Press Release

PRESS RELEASE

Hereunder is an announcement received from the shareholder Ente Cassa di Risparmio di Firenze:

Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio della Spezia and Fondazione Cassa di Risparmio di Pistoia e Pescia announce that they have signed a pact on December 19th, 2005 whereby they undertake to jointly vote on the proposed amendments to the Articles of Association at the extraordinary Shareholders' General Meeting of Banca CR Firenze S.p.A. which will be held on December 21st, 2005 and December 29th, 2005. The pact will expire on December 31st, 2005 or, alternatively, at the end of the sessions of the Shareholders' General Meeting.

This agreement is just one of the issues of talks, currently in progress, between the above three banking foundations aimed at the signature of a Shareholders' Pact which will establish how each respective bank shareholding will be managed.

Florence, 20 December 2005

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA
CR FIRENZE

Press Release

EXTRAORDINARY SHAREHOLDERS' GENERAL MEETING

By-laws amendments approved

The Shareholders' General Meeting of Banca CR Firenze, chaired by Aureliano Benedetti, convened today in Florence and voted to approve the amendments to the company by-laws, set forth in the meeting agenda, as demanded by Ente Cassa di Risparmio di Firenze.

In brief, the shareholders voted on proposals to amend the company by-laws Art. 1 (recognition in the Articles of Association of the transferring institution, the foundation Ente Cassa di Risparmio di Firenze) , Art. 8 (establishment of a voting limitation for Banking Foundations and related entities), Art. 9 (establishment of a procedure for the election of the Board of Directors by voting lists and change in the number of Board Members) and Art. 14 (change in the number of Executive Committee Board Members).

The amendments voted by shareholders establish:
- a limitation to the voting rights of Banking Foundations and related entities in ordinary meetings of shareholders. In the voting procedure, Banking Foundations shall thus vote with one fewer share than that of the total number of shares held by the remaining shareholders admitted to vote;
- the election of the Board of Directors by voting lists;
- a maximum number of 18 Board Members, instead of 15, eligible for nomination by the Shareholders' General Meeting.

Florence, 21 December 2005

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

2005 - New branches

During 2005 the following branches have been opened:

1. Roma ag.8 (RM)
2. Prati Fiscali (RM)
3. Fiano Romano (RM)
4. Santa Lucia (RM)
5. Reggio Emilia (RE)
6. Montepulciano (SI)
7. Ponte a Ema (FI)
8. Firenze ag. 44 (FI)
9. Roma ag.7 (RM)
10. Spoleto (PG)
11. San Vincenzo (LI)
12. Santa Marinella (RM)
13. Viterbo (VT)
14. Terni (TR)
15. Guidonia (RM)
16. Roma ag.9 (RM)
17. Crevalcore (BO)
18. Bologna San Vitale (BO)
19. Zola Pedrosa (BO)
20. Ospedale Pescia (PT)
21. Anzola Emiliana (BO)
22. Mentana (BM)
23. Correggio (RE)
24. Maranello (MO)
25. Castelfranco Emilia (MO)

The following branches have been closed:

1. Fabrica di Roma (VT)
2. Spoleto (PG)
3. Capodimonte (VT)
4. ASL Orvieto (TR)
5. Parrano (TR)
6. Sermide (MN)
7. Lucca (LU)
8. Montecatini (PT)

Banca CR Firenze, the parent company, now totals 292 branches. At Group level, taking into consideration also the branches of the other five banks forming it, this number increases to 527.

January 2nd , 2006

Half-year Report - 30 June 2005

GRUPPO BANCA CR FIRENZE

Parent Company

Banca CR Firenze S.p.A.

Registered Office and General Management in Florence

Share Capital 8 648.098.543.16 fully paid-up

Reserves and Share premium 8 348.416.614.35

Register of Companies,

Fiscal Code and VAT code

04385190485

Banking Register No. 5120

Cassa di Risparmio di Firenze Group

Recorded in the Register of Banking Groups No. 6160.6

Half-year Report - 30 June 2005

Table of Contents

Introduction

General information on the half-year report

The half-year report at 30 June 2005 of the Banca CR Firenze Group has been prepared in accordance with the Consob regulations ("Issuers' Regulations") for companies listed on the official Italian Stock Exchange, taking due account of the provisions contained in the Bank of Italy's Decree no. 87 of 1992 and subsequent instructions.

Pursuant to the requirements of the Issuers' Regulations, unless otherwise indicated, the data presented in the financial statements and notes and supplementary information thereto are expressed in thousands of euros. The abovementioned financial statements present comparative figures as at 31 December 2004 and 30 June 2004 which have been taken from the reports at those dates. In addition, following the acquisition of a further interest in the share capital of Cassa di Risparmio di Pistoia e Pescia S.p.A taken place in the first half of 2005, pro-forma reclassified consolidated profit and loss accounts as of 31 December 2004 and 30 June 2004 have been prepared in order to put on a comparable basis the economic data; the effects of the abovementioned acquisition have notionally been backdated to 1 January 2004; the pro-forma profit and loss accounts have not been audited.

The following schedules are attached to the half-year report:

- statement of changes in capital, share premium, reserves, negative differences on consolidated and equity-valued holdings, reserve for general banking risks and net profit for the year or half year;
- reconciliation between equity and net profit for the year or half year as appearing in the Parent Company and the consolidated financial statements.

Note that in accordance with Article 81-bis of the provisional regime of the Issuers' Regulations (CONSOB Resolution No. 14990 of 15 April 2005), the exhibits attached to this half-year report include the reconciliation statements of the balance sheet and profit and loss account balances calculated based on the national accounting standards, with values assumed by applying the IAS/IFRS international accounting standards, while a separate attachment illustrates the reconciliation statements between the shareholders' equity and net results obtained using the Italian accounting standards and the same values obtained based on the provisions under IFRS 1 which regulate the first application of the IAS/IFRS standards (First-time adoption - "FTA"), along with notes explaining the preparation criteria and the items in these statements; in this regard, note that the aforementioned statements were prepared while adopting "accounting policies" in compliance with EU Regulation no. 1606/2002 and Legislative Decree No. 38 of 28 February 2005 ("IAS Decree"), making reference to the IAS/IFRS standards currently endorsed by the European Union.

In accordance with the resolution indicated above and with the relevant CONSOB recommendations issued, this half-year report was subjected to a limited review by PricewaterhouseCoopers S.p.A., which was also hired to conduct a comprehensive audit of the balances listed on the reconciliation statements required under IFRS 1.

Banca CR Firenze Group S.p.A. - Summary consolidated data

(millions of euros)

	30 June 2005	pro-forma 31 December 2004 (1)	pro-forma 30 June 2004 (1)	Change% (2)
CONSOLIDATED PROFIT AND LOSS ACCOUNT DATA				
Interest margin	360.4	671.8	334.2	7.8%
Net commissions and other operating income	205.7	409.4	201.8	1.9%
Business Margin	598.7	1,139.0	571.3	4.8%
Administrative expenses	365.5	701.0	356.3	2.6%
Provisions and value adjustments to loans and non-current financial assets	63.1	112.0	58.8	7.3%
Profit from ordinary activities	122.1	226.0	106.8	14.3%
Group net profit	61.6	101.7	49.8	23.7%
CONSOLIDATED BALANCE SHEET DATA				
Total assets (excluding own shares)	21,830.0	21,407.6	20,437.3	2.0%
Customer loans (excluding doubtful loans)	16,045.6	15,396.7	14,367.5	4.2%
Securities	2,474.7	2,385.0	2,519.1	3.8%
Participating interests	384.8	410.4	402.8	-6.2%
Customer deposits, debt securities and third-party funds under administration	15,005.7	14,790.5	14,157.2	1.5%
Subordinated debts	1,013.8	980.6	997.2	3.4%
Shareholders' equity (excluding own shares and including net profit for the period)	1,152.5	1,151.5	1,094.8	0.1%
CUSTOMERS' FINANCIAL ASSETS				
Total financial assets	35,626.7	34,817.3	33,810.6	2.3%
Direct borrowing	16,019.4	15,771.1	15,154.5	1.6%
Indirect borrowing	19,607.3	19,046.2	18,656.1	2.9%
- Administered savings	9,273.9	9,018.7	8,693.3	2.8%
- Managed savings	10,333.4	10,027.5	9,962.8	3.1%
- Asset management (assets managed with any destination - "GPM"; assets managed placed in open-end investment companies - "GPS"; assets managed placed only with funds run by related or associated banks - "GPF")	2,907.9	2,624.7	2,687.4	10.8%
- Funds	4,731.3	4,770.4	4,760.5	-0.8%
- Insurance (actuarial reserves)	2,694.2	2,632.4	2,514.9	2.3%
EARNINGS RATIONS				
ROE (3)	10.7%	9.8%	9.7%	1.0%
Adjusted ROE (4)	14.5%	14.1%	13.7%	0.8%
Cost / Income ratio (5)	63.5%	65.0%	65.5%	-2.0%
RISK RATIOS ON LOANS				
Net doubtful loans / Net customer loans	1.08%	1.10%	1.21%	-0.03%
Other net problem loans (excluding doubtful loans) / Net customer loans	1.29%	1.45%	1.55%	-0.17%
Net non-performing and restructured loans / Net customer loans	2.37%	2.55%	2.76%	-0.19%
SOLVENCY RATIOS				
Primary capital / Risk-weighted assets	5.20%	5.34%	5.17%	-0.14%
Regulatory capital / Risk-weighted assets	9.56%	9.87%	9.20%	-0.31%
THE BANK'S SHARE				
Number of shares outstanding (in millions)	1,136.9	1,136.2	1,133.2	0.1%
Unit share value (in 8)				
- average	1.989	1.503	1.451	32.3%
- minimum	1.769	1.380	1.380	28.2%
- maximum	2.208	1.807	1.560	22.2%
Earnings per share, calculated on the average number of shares outstanding (in 8)	0.054	0.090	0.044	23.3%
Dividend per share (in 8) (6)	0.052	0.052	0.052	0.0%
Dividend / average annual price (6)	2.61%	3.46%	3.58%	-0.76%
Equity per share outstanding (in 8)	1.014	1.013	0.966	0.0%
OPERATING STRUCTURE				
Employees	5,773	5,731	5,761	0.7%
Relative portion of employees of companies consolidated on a proportional basis	961	928	895	3.6%
Financial promoters	181	163	142	11.0%
Bank branches	518	510	502	1.6%
Business and private centres	23	22	22	4.5%
Financial spaces	34	27	20	25.9%

1) Profit from ordinary activities and Group net profit as at 31 December and 30 June 2004 have been calculated on a "pro forma" basis, notionally backdating to 1 January 2004 the effects of the acquisition by the Parent Company of a further 9% interest in the share capital of Cassa di Risparmio di Pistoia e Pescia S.p.A.
2) The changes have been calculated with reference to 30 June 2004 figures for the consolidated profit and loss and to 31 December 2004 figures for all other data.
3) Net profit annualised / Average net equity of the last two financial years (excluding net profit).
4) Net profit annualised (excluding amortisation of goodwill arising on consolidation) / Average net equity of the last two financial years (excluding net profit).
5) Administrative expenses (net of expense recoveries), amortisation and depreciation (excluding amortisation of goodwill arising on consolidation) / Business margin (net of expense recoveries). Had this ratio been calculated comparing administrative expenses and amortisation (excluding amortisation of goodwill arising on consolidation) to the business margin, the cost/income ratio at 30 June 2005, 31 December 2004 and 30 June 2004 would have been 65.6%, 66.4% and 67.1% respectively.
6) Latest dividend distributed by the Parent Company.

Reclassified consolidated half-year profit and loss account

(millions of euros)

ITEMS	30 June 2005	30 June 2004 pro-forma (1)	Change % 30 June 2005 / 30 June 2004 pro-forma	31 December 2004 pro-forma (1)
Interest margin	**360.4**	**334.2**	**7.8%**	**671.8**
Commissions and other operating income - net	205.7	201.8	1.9%	409.4
Gains on financial transactions and share dividends - net	19.1	20.7	-7.7%	36.0
Profits of equity-valued companies and dividends from participating interests	13.5	14.6	-7.5%	21.8
Overall business margin	**598.7**	**571.3**	**4.8%**	**1,139.0**
Administrative expenses	-365.5	-356.3	2.6%	-701.0
- staff costs	*-215.7*	*-212.1*	*1.7%*	*-417.7*
- other administrative expenses	*-149.8*	*-144.2*	*3.9%*	*-283.3*
Value adjustments to property, plant and equipment and intangible assets	-27.5	-28.8	-4.5%	-58.8
Operating profit	**205.7**	**186.2**	**10.5%**	**379.2**
Amortisation of goodwill arising on consolidation and equity-valued companies	-20.5	-20.6	-0.5%	-41.2
Provisions for risks and charges and net value adjustments to loans and non-current financial assets	-63.1	-58.8	7.3%	-112.0
Profit from ordinary activities	**122.1**	**106.8**	**14.3%**	**226.0**
Extraordinary income (charges) - net	9.2	2.9	n.s.	0.1
Gross profit	**131.3**	**109.7**	**19.7%**	**226.1**
Change in reserve for general banking risks	0.0	0.0	0.0%	-0.6
Income taxes	-60.2	-52.6	14.4%	-107.8
Net profit pertaining to minority interests	-9.5	7.3	30.1%	16.0
Group net profit	**61.6**	**49.8**	**23.7%**	**101.7**

1) Profit from ordinary activities and Group net profit as at 31 December and 30 June 2004 have been calculated on a "pro-forma" basis, notionally backdating to 1 January 2004 the effects of the acquisition by the Parent Company of a further 9% interest in the share capital of Cassa di Risparmio di Pistoia e Pescia S.p.A.; specifically this acquisition has led to an increase in amortisation of goodwill arising on consolidation and a decrease in the net profit pertaining to minority interests of the same amount (€ 0.7 million), maintaining the net profit of the first half of 2004 essentially unchanged.

Reclassified consolidated half-year balance sheet (*)

(millions of euros)

ASSETS (*)	30 June 2005	31 December 2004	Change % 30 June 2005 / 31 December 2004	30 June 2004
Cash on hand and with central banks and post offices	**149.7**	**137.6**	**8.8%**	**123.6**
Amounts receivable	**17,278.1**	**16,771.5**	**3.0%**	**15,806.9**
- amounts owing by banks	1,059.3	1,203.9	-12.0%	1,263.5
- customer loans	16,218.8	15,567.6	4.2%	14,543.4
Trading-account securities	**2,413.4**	**2,323.2**	**3.9%**	**2,446.7**
Non-current assets	**790.4**	**830.0**	**-4.8%**	**838.1**
- investment securities	61.3	61.8	-0.8%	72.4
- participating interests	384.8	410.4	-6.2%	402.8
- intangible assets	42.1	45.9	-8.3%	49.2
- property, plant and equipment	302.2	311.9	-3.1%	313.7
Goodwill arising on consolidation and equity-valued holdings	**253.5**	**258.9**	**-2.1%**	**281.0**
Other assets	**944.9**	**1,086.4**	**-13.0%**	**941.0**
Total assets	**21,830.0**	**21,407.6**	**2.0%**	**20,437.3**

LIABILITIES (*)	30 June 2005	31 December 2004	Change % 30 June 2005 / 31 December 2004	30 June 2004
Accounts payable	**17,890.6**	**17,482.3**	**2.3%**	**16,521.5**
- amounts owing to banks	2,886.2	2,693.5	7.2%	2,366.3
- customer deposits	9,782.7	9,829.0	-0.5%	9,143.1
- debt securities	5,221.7	4,959.8	5.3%	5,012.1
Provisions	**547.8**	**571.5**	**-4.1%**	**511.8**
- tax provision	79.3	126.0	37.1%	70.2
- provision for staff termination pay	175.6	172.7	1.7%	172.0
- provisions for pensions and similar obligations	172.3	170.4	1.1%	164.5
- provisions for miscellaneous risks and charges	85.1	77.7	9.5%	77.7
- provisions for loan losses	35.5	24.7	43.7%	27.4
Other liabilities	**1,037.5**	**1,013.0**	**2.4%**	**1,113.4**
Subordinated debts	**1,013.8**	**980.6**	**3.4%**	**997.2**
Minority interests	**187.8**	**208.7**	**-10.0%**	**198.6**
Shareholders' equity (**)	**1,152.5**	**1,151.5**	**0.1%**	**1,094.8**
Total liabilities	**21,830.0**	**21,407.6**	**2.0%**	**20,437.3**

(*) Own shares and the reserve for own shares, which are of the same amount, have been excluded from assets and liabilities respectively.

(**) This caption includes the net profit for the year, negative differences arising on consolidation and equity-valued holdings, the reserve for general banking risks and the revaluation reserves.

Directors' Report on the Group activities

The economic background

The international macroeconomic scenario that has formed in the past few months confirms the expected slowdown in the expansionary pace of world GDP. All the major advanced economies have shown signs of stepping down their speed, although the significance and frequency of these signs varied widely from country to country. Japan and the EMU have reported some of the lowest levels in the past two years, while a more positive situation appears on the United States market.

In this context, the Italian economy has slid into a recession and, while expecting the situation to reverse in the second half year, the depth of the drop posted will influence the result in 2005, which is unlikely to be positive.

The EMU monetary policy has remained neutral since the start of the year; the minimum offered interest rate on major refinancing transactions is still 2%, while the rate of interest on marginal refinancing transactions and overnight deposits have remained respectively at 3% and 1%. This situation is related to the weakness in the economic cycle and the absence of particular inflationary pressures.

On the equity markets, the recovery phase that began to materialise in the first quarter has continued in the EMU; in the United States, the particularly favourable performance reported over the last weeks of the first half has helped recover some of the losses accumulated in the early months of the year. More uncertainty was reported in Japan, while the upward trend continued on the markets of the main emerging economies. .

The bond markets reported an overall increase in the prices that involved the United States and the European Union.

In the credit market, the Italian bank lending amounted to 7 1.147.7 billion at 30 June 2005, showing a net annual flow of new lending of approximately 7 90 billion. This is still the result of the almost exclusive support from the medium/long-term segment; in fact, according to the estimates of June 2005, the tendential growth was of +14.4% for medium/long term segment (+13.7% in June 2004) and 0.5% for short-term segment (-3.5% in June 2004).

Bank borrowing at 30 June 2005 amounted to 7 1.058.5 billion recording a tendential growth of 8.8%. Over the last year, total borrowing increased by 7 85.6 billion, showing a momentum in customer deposits trend with a tendential growth rate of 6.8% and of the bank bonds which continue to show steady growth rates (+12.0%).

The interest rate on deposits from families and non-financial companies stabilised as of 30 June 2005 to around 0.8%, 3 basis points above the rate in June 2004. The average weighted rate on the total lending to families and non-financial companies showed a further decline, settling at 4.6%, the lowest value ever reached, 17 basis points below the value reported in June 2004.

As regards indirect borrowing, the latest data shows that the securities total (including managed funds), equal to 7 1.636.4 billion, recorded only a slight increase with respect to the same period of the previous year (+2.6%). With particular reference to administered funds, there was a growth, on an annual basis, of Long-term Treasury Bills (+4.7%) and of bonds (+5.4%), compared with a decrease in Treasury Bills (-8.5%).

Asset management operated by banks showed a further decrease, totalling about 7 148.2 billion, with a tendential drop of about 5.5%.

As of 30 June 2005, the equity in common investment funds handled by Italian operators increased up to 7 557 billion.

Banca CR Firenze Group at 30 June 2005

	% Ownership held directly by Banca CR Firenze S.p.A.	CR Pistoia e Pescia S.p.A.	CR Civitavecchia S.p.A.	CR Orvieto S.p.A.	CR Mirandola S.p.A.	CR La Spezia S.p.A.	Infogroup S.p.A.	Citylife S.p.A.	Totale
Banking Group companies									
Cassa di Risparmio di Mirandola S.p.A.	94.899%	5.000%							99.899%
Cassa di Risparmio di Orvieto S.p.A.	73.570%								73.570%
Cassa di Risparmio della Spezia S.p.A.	68.093%								68.093%
Cassa di Risparmio di Pistoia e Pescia S.p.A.	60.000%								60.000%
Cassa di Risparmio di Civitavecchia S.p.A.	51.000%								51.000%
Centro Riscossione Tributi - CERIT S.p.A.	100.000%								100.000%
CR Firenze Gestion Internationale S.A.	80.000%								80.000%
Perseo Finance S.r.l.	60.000%								60.000%
Infogroup S.p.A.	94.000%	4.000%	1.000%	1.000%					100.000%
Citylife S.p.A.	60.000%						40.000%		100.000%
Mirafin S.p.A.					100.000%				100.000%
Tebe Tours S.r.l.					90.000%				90.000%
S.R.T. - Società Riscossione Tributi S.p.A.						100.000%			100.00%
Other Subsidiaries									
Immobiliare Nuova Sede S.r.l.	100.000%								100.000%
Centrovita Assicurazioni S.p.A.	43.000%	8.000%							51.000%
Banks and financial companies held at least 20%									
Findomestic Banca S.p.A.	47.170%	2.830%							50.000%
Centro Factoring S.p.A.	41.763%	5.729%		0.033%	0.004%	0.163%			47.693%
Centro Leasing S.p.A.	27.828%	7.084%	0.561%	1.182%	0.006%	0.790%			37.452%
Sviluppo Industriale S.p.A.		29.964%							29.964%
Other Companies held at least 20%									
Ce.Spe.Vi. S.r.l.		20.000%							20.000%
ET Group S.p.A.								42.724%	42.724%

The most important changes in the configuration of Group holdings in the first half of 2005 relate to the following companies:

Cassa di Risparmio di Pistoia e Pescia S.p.A.
On 30 May 2005, in implementation of the agreements executed on 22 November 2004, the Parent Company purchased from Fondazione CR Pistoia e Pescia a further 9% of the ordinary capital of CR Pistoia e Pescia S.p.A., bringing the total equity investment to 60%. The total price of 7 32,533,751.25 was paid in the form of subordinated 10-year bonds of 7 16,200,000 issued by Banca CR Firenze S.p.A. to serve the transaction and, for the remainder, in cash.

Data Centro S.p.A.
On 1 May 2005, the Company was merged by incorporation into Banca CR Firenze S.p.A.

Fondiaria SAI S.p.A.
No. 1,500,000 shares were transferred, for a total value of 7 27,681,300, net of fees.

Citylife S.p.A.
The share capital decreased for losses from 7 500,000 to 7 360,000 through cancellation of 140,000 shares with a unit value of 7 1. The ownership percentage of Banca CR Firenze S.p.A. and Infogroup S.p.A. remained unchanged at 60% and 40%, respectively.

Findomestic Banca S.p.A.
The company's share capital increased from 7 300 million to 7 340 million; Banca CR Firenze S.p.A. and CR Pistoia e Pescia S.p.A. participated on a proportional basis with a charge of 7 18,868,000.00 and 7 1,132,000.00 respectively.

Centrovita Assicurazioni S.p.A.
The share capital increased from 7 27 million to 7 38 million; Banca CR Firenze S.p.A. and CR Pistoia e Pescia S.p.A. participated on a proportional basis with a charge respectively of 7 4,730,000, of which 7 1,720,000 already paid in 2003 on account of future capital increases, and 7 880,000.00, of which 7 320,000.00 already paid in 2003 again on account of future capital increases.

Directors' Report on the Group activities

Development in operations and initiatives taken in the half-year

Lines of commercial policy

Business activity in the half-year focused on realising guidelines defined by the 2005 Commercial Plan: acquisition of new clients, increases in the cross-selling index in the retail market, development of pension funds and accumulation plans, development of investment products with a large insurance component, bolstering agreements with the Consortia for the Collective Protection of Credit Granted, and increase in the use of lines of credit granted to the best business customers.

Distribution channels

In the first half of 2005, the Group's distribution network expanded further:

- the number of Group branches grew by 8 units: Banca CR Firenze S.p.A. opened Branches 7 and 8 in Rome, and 44 in Florence, the Montepulciano (Siena area) and Ponte a Ema (Florence area) Branches. CR Civitavecchia S.p.A. opened the Roma Prati Fiscali Branch; CR La Spezia opened the Reggio Emilia Branch; CR Orvieto opened the Fiano Romano (Rome area) Branch;
- the Financial Spaces active were 34, with an increase of 7 units compared to 31 December 2004; specifically: Francavilla al Mare (Chieti area), Terni, Milan, Viterbo, La Spezia, Prato and a second Financial Space in Modena. The level of borrowing from the Network of Financial Promoters is equal to 7 355 million, showing an increase of 7 149 million compared to 31 December 2004. Financial Promoters numbered 178 (+15 compared to 31 December 2004), and the clientele included 7,019 units (+926 compared to 31 December 2004);
- Banca CR Firenze S.p.A. also opened a Business Customers Centre in Rome, which received business customers in the various Branches around the city, providing an organisational model similar to that already applied in the rest of the distribution network.

In addition to efforts that have made it easier for customers to access multi-channel services, the Virtual Bank project continued to be developed, which as of May 2005 allowed customers subscribing the Liberamente.net service to also operate through the Digital TV. Introduced for the first time in Italy by the Banca CR Firenze Group, the service permits transactions for information purposes and, in the short time, transactions for giving instructions.

In the first half of 2005, the clientele carried out more than 2,600,000 transactions for information purposes (+17% compared to the first half of 2004) and 133,000 transactions for giving instructions (+56% compared to the same period of 2004). In the Business segment, the process of registering users for the Home Banking BtoB and B@B services is still continuing, which has been subscribed by more than 14,000 clients (+14% compared to 31 December 2004).

The Family Market

As part of the activities aimed at acquiring new customers, a new free Family account and Plus and Vip accounts that offer reduced monthly fees until January 2007 were launched.

The offer is connected to the initiative "*Presenta un amico*" (Introduce a friend) which aims to involve customers who can take advantage of a special discount in their current account fees when they introduce a new customer.

To boost customer loyalty, the Bank continued its monitoring work to identify customers in attrition and the actions undertaken to increase cross-selling index through accumulation plans, Pension Funds, Personal loans and revitalisation of financing transactions.

As part of the project to improve communications with customers, a new account statement, which is easier to read and understand and provides more complete information was launched.

Giotto Line current accounts increased by 12% compared to 30 June 2004.

Strong growth in prepaid cards VisaElectron continued, mainly fostered by issue of the "Carta Viola" which has exceeded 40,000 units (+ 91% compared to 30 June 2004).

In the loans sector, demand has remained high and approximately 7 370 million of loans were granted in the first half-year. The positive cooperation with Findomestic Banca S.p.A. has continued and strengthened, granting loans of approximately 7 22 million (+46% compared to the same period in 2004) and "Prestissimo" loans for more than 7 23 million (+ 52% compared to the first half of 2004).

The Personal Market

In the first half of 2005, the Personal Segment business focused on strengthening its relationship with customers and introducing new initiatives targeting new customers and new volumes of business, in particular in support to sales of accumulation plan and Pension Funds.

Bond loans of a total of 7 539 million for the entire Group were placed through the distribution network, showing an increase of approximately 40% compared to the same period of the previous year, and two issues were placed on the Euromarket for more than 7 300 million.

Gross premiums in the Bank-Insurance sector totalled 7 231 million, showing an increase of 7 37 million in the actuarial reserves compared to 31 December 2004.

As of 30 June 2005, assets managed by the subsidiary CR Firenze Gestion Internationale S.A. amounted to 7 5,850 million (+25% compared to 30 June 2004).

The value of the assets managed under the form of individual portfolio totalled 7 2,820 million (+29% compared to 31 December 2004).

As of 30 June 2005, the CRF Open-end Contributory Pension Fund, with nearly 15,000 units, more than doubled its subscribers compared to the end of 2004, thus intercepting 50% of the system subscribers, bearing out the excellent promotion and high degree of acceptance found with customers.

The business market

Starting on 10 June 2005, the scores of First Acceptance and Renewal for medium sized enterprises (with a turnover from 7 1 million to 7 2.5 million) were entered into the New Process of Credit, dedicated to Business Customers. These figures integrated the figures already used for enterprises with a turnover up to 7 1 million.

The initiative "*Un fido per crescere*" (A loan to expand) continued with good results, which is aimed at acquiring new customers.

The initiative "*Obiettivo 3.000 Euro*" (7 3,000 Target) was launched with the purpose of increasing "Borrowing", while two new products, "*Conto Pos*" (Pos Account) and "*Fido Pos*" (Pos Loan), were also developed and inserted into the agreements with consortia. Opening of the current accounts of the "ioimpresa" line continues on a positive note: the stock at Group level has exceeded 22,000 units, showing an increase of 36% compared to 30 June 2004.

The Business Customers Market

In the first half 2005, new products were developed for customers managed by the Business Channel:

- "*Conto Miglioramento*" (Improvement Account), opening of a mortgage credit intended for enterprises and agricultural cooperatives, aimed at financing real estate or land investments to promote farming. The loan is administrated through current accounts; after the works are completed, the over-draught of the account can be converted into a farm mortgage loan;
- VAT credit advances: in endorsing the Memorandum of Understanding between ABI, Confindustria, and the Revenue Office, the Banca CR Firenze Group has allocated a revolving ceiling of 7 50 million to liquidate VAT credit held by customers from the Tax Office. As of 30 June 2005, procedures were completed to release approximately 7 15 million;

- In partnership with Promofirenze (a special Agency of the Chamber of Commerce of Florence), the "*Crescere con l'internazionalizzazione*" (Growing through internationalisation) project was launched, which includes medium- to long-term loans to support companies undergoing international expansion plans (promotion abroad, participation in trade fairs, joint ventures, etc);
- To support technological innovation, environmental protection, and research and development activities carried out by businesses, a ceiling of € 75 million was allocated for a new medium-term loan product, secured by a guarantee given by Fidi Toscana S.p.A.;
- In partnership with Centro Factoring S.p.A., "Pronto in Banca Credifactoring" was launched, a product through which the Group's business customers can obtain a highly developed and complete collection service of their receivables.

In the Business Finance sector, three transactions on risk capital were implemented with the same number of small- to medium-sized enterprises in the Tuscany region (Yogitech, AeB Frames and Hospital Consulting) with the intervention of the "Toscana Venture" private equity fund of Sici Sgr S.p.A. of Florence.

The Private market

During the half-year, the Group's Private Channel completed work aimed at fine-tuning asset allocation on customer targets.

Asset Management increased by 17% compared to 30 June 2004, thanks to the excellent performance of "*Scelta Dinamica*" (Dynamic Choice) in the line of Asset Management (*Gestioni in Sicav*), representing a highly flexible and customisable product.

Within the framework of the offer development, the market for the new product "*Private Scelta Condivisa*" (Private Decision-Making Shared) was tested; this is an asset management with prior authorization, which includes a systematic level of involvement of the customer in decision-making regarding the asset management.

The Group Banks also continued to set up their Private structures; from April 2005, all the Private units of the subsidiary banks have direct connections with the centralised structure of the Parent Company's Private Service for advisory and capital market monitoring activities.

The Public Bodies market

As of 30 June 2005, there were 287 public bodies under management (178 cash services and 109 treasury services) with an increase of 14 units in the first half of 2005.

Credit activities

Special attention was paid to training activities in the form of internships of the business customers' managers, with a view to increasing technical expertise about risk management and increasing technical skills of credit risk evaluation and related management.

Starting from 1 January 2005, all the mortgage loan applications of the Group (for the time being excluding CR La Spezia S.p.A.) are centred in the Credit Management of the Parent Company, in order to achieve more efficiency and effectiveness of the specific operational process.

In the first half of 2005, more than 3,600 applications were received for more than € 900 million; the subsidiary Banks accounted for 28% by number and 37.5% by value of this total.

The Parent Company's project entitled "Reengineering the Credit Process" included the following activities:

- completion of the "Small Business Process";
- preparation of the information-gathering stages and insertion into the "Business Customers Process" of the new internal rating model;

- compliance with Basel2 accord for operation of the rating system "Mira";
- evaluation of substantial receivables and non-performing loan positions in relation to the "IAS Programme";
- completion of the project activities for the "Accounting policies" initiative as part of the "*Patti Chiari*" (Clear Agreements) project, connected with confirmation of the Quality Mark obtained in September 2004.

In the first half of 2005, work continued on measuring specific events and monitoring total figures relating to the main areas of activity and the process phases for control of credit risk management.

Non-performing loans, equal to 7 128 million, showed a decline of approximately 30% compared to 31 December 2004, due to transfer of a value of 7 36.9 million into restructured loans.

As a result, provisions, equal to 7 19.1 million, also showed a reduction of 14.5%. On the other hand, the coverage ratio rose to 14.8%, compared to 12.2% at 31 December 2004.

Consortia for the Collective Protection of Credit Granted

Within the context of the relationships existing with the Consortia for the Collective Protection of Credit Granted, we continued to carry out the periodic check on the range of products on offer, bringing them up to date and extending them so as to meet the changing requirements of the market. This action was implemented with the execution of 70 new operating agreements signed to supplement the existing ones.

Specifically, the Group worked to extend some new medium- and long-term loan products especially designed for operators in the hotel sector and seaside facilities to consortia.

Financial activities

Management of the securities portfolio was characterised right from the beginning of the year by the rotation of the variable rate securities portfolio, with targeted sales of CCT (*Certificati di Credito del Tesoro*, Treasury Credit Certificates) positions offering good opportunities. Some positions were partially reconstructed by purchasing similar variable rate securities offering slightly better profitability, with a different correlation to the rate structure.

Management of the bond portfolio continues to favour, overall, instruments with frequent price changes, short maturity, high liquidity and rating. Specifically, the position was increased in corporate bonds issued by primary banks.

On stock markets, the Parent Company continued to operate with the utmost prudence, following the trend of the main macro-economic indicators and trying to grasp the opportunities offered by the market through intensive trading activities. As of 30 June 2005 the balance of the stockholding position appears substantially stable compared to the start of the year. From the perspective of improving the profitability of the portfolio, as well as diversifying investments by markets and issuers, units have been purchased in equity and bond mutual funds.

Buying and selling of Banca CR Firenze S.p.A. own shares continued based on the mandate and in compliance with the restrictions set by regulations. As of 30 June 2005 the Parent Company's portfolio included 2,500 own shares, valued at a market price of 7 2,141.

Derivative contracts transactions, entered into mainly to balance financial risks and for brokerage purposes, were kept at steady level, particularly in relation to interest rate-risk hedging instruments for customers, and included the addition of new products.

Risk management

In the first half of 2005, the compulsory consolidated capital indicators are within the limits established by the Supervisory Board.

The increase in Group lending posted an acceleration in the early part of 2005 compared to the end of 2004.

The measurement of financial risks (interest rate and market risk) with internal models has monitored constant compliance of the limits set by Group Regulations.

As regards the Group banks' adaptation to the final version of the New Basel Agreement on capital requirements, the internal estimates of the credit risk parameters of the Parent Company are expected to be completed in the second half of 2005. After being appropriately calibrated, these parameters will be extended to the other banks. In particular, the new internal Regulations on credit process were recently approved for Banca CR Firenze, which inserted into the realm of the delegated powers and supervisory points the methods of measuring and monitoring the counterpart risk with rating and scoring models.

The operational risk of Group Banks is no higher than the risk reported by the other banks adhering to the Italian Database of Operating Losses, managed by ABI.

Group organisational activities

The main organisational activities in the first half of 2005 concerned the following sectors:

Programme and cost management

The activities to determine the expense budgets for 2005, handled by the Cost Management division of the Parent Company, were extended to all the subsidiary banks. In cooperation with the planning services of each bank, costs were planned, projects were planned, actual expenses details were prepared and assigned amounts were made available, both for current operating costs and for approved projects.

Safety and Security Service

To guarantee the security of the Branches and to comply with the regulations on Privacy provided by Legislative Decree No. 196/2003, in the part related to video surveillance, work continued to replace the access control of the Branches through fingerprint recognition and video recorders with digital models, whose data can be accessed only with a special password. New keys were inserted for the message encryption activity with correspondent banks and new protection systems for Bancomat machines have gradually been activated across the entire Group, except for CR La Spezia S.p.A. and CR Mirandola S.p.A., which will be incorporated by the end of the year.

Labour relations

In terms of remuneration, 1 January 2005 marked the launch of the CR Civitavecchia S.p.A. salary processing centralization plan at the Parent Company.

During the half-year, compliance by all the Group banks with Legislative Decree No. 196/2003 concerning regulatory privacy - also including a complete training programme - and health and safety at work, as well as the enforcement of regulations against smoking at work, was verified.

Logical Security Area

All the Group Banks have proceeded to implement the adaptations required by the entry into force of the "Code of Ethics and Code of Conduct for IT systems managed by private parties regarding consumer credit, reliability and punctuality in payments", promoted by the Data Protection Authority and executed by ABI and all the representative Associations of the sector, with the contribution of various consumer associations.

The main adaptations were implemented by the deadline of 30 April 2005 and the actions ended with consolidation of the procedures and with the generalised dispatch, before 31 July 2005, of the new information to all the parties involved.

Start-up of the "Netegrity" application ended, which provides the Group with a management centralised infrastructure concerning safety of web applications.

Organisation and systems coordination

A new organisational model was introduced to assist users, to create a single point of collection and monitoring problems on the Network and in the central structures of the Group, to improve the levels of service with reduced telephone wait times for the internal user and to reduce the amount of printed and electronic communications between the Network and Management.

Work continued to implement the "Group ICT Government Model", the new management model that proposes to optimise development and maintenance of the applications and implement sourcing strategies, in particular by developing the Charter of Services for business functions and service contracts with the subsidiary Infogroup S.p.A..

In the sphere of the "Operational Continuity Management" project, the metropolitan network connecting executive sites and project activities on the secondary site of Sant'Agostino in Pistoia for infrastructures and basic Disaster Recovery services.

Group Integration and Governance Programme

April 2005 marked completion of the study and design phase of the operational reorganisation of CR Civitavecchia S.p.A., which assumed the role of "Pilot bank" for adoption of the new organisational model, whose guidelines are summarised as:

- protection of the autonomy of the individual merchant banks in supervising local areas, in managing customer relations, providing credit and developing business, including the reinforcement of the distribution network by opening new Branches;
- set up of structures that ensure streamlined operational processes at costs lower than the current ones, centralising operational and administrative activities at the Parent Company and freeing up resources to bolster the distribution Network;
- augmenting the quality and quantity of personnel of the commercial Network by increasing the staff, creating new professional roles and training personnel on commercial plans, risk management and operating controls.

As regards CR Civitavecchia S.p.A., the new structure has been operational since 1 July 2005.

Acquisition of the Spoleto Branch from CR Orvieto S.p.A.

To streamline distribution of the Branches within the Group, CR Orvieto S.p.A. transferred to the Parent Company the Spoleto Branch, which considered non-strategic with respect to its local expansion plans. As of July 2005, all customers, except for doubtful loans, were channelled to Banca CR Firenze S.p.A..

Transactions between Group companies and with related parties

Transactions with related parties, as defined in the international accounting standard IAS 24, are implemented in compliance with the legal provisions in force and are regulated at arm's length.

Transactions between Group companies represent the Group strategic and organisational plan which, very briefly, envisages subsidiary Banks focused on supervising relations with local customers and the related credit risk, product companies Centrovita Assicurazioni S.p.A. and CR Firenze Gestion Internationale S.A. specialised in the bank-insurance offer and mutual funds, the service company Infogroup S.p.A. providing IT services, the Parent Company Banca CR Firenze S.p.A. playing a banking network role as well as overall coordinator of the Group action and supplier of several centralised services for all the Group banks.

Inter-group transactions take place on the basis of specific agreements and at conditions considered arm's length, where there are other similar transactions outside of the Group to refer to confirm this opinion, or at other conditions that ensure reciprocal convenience.
Any extraordinary transactions and transactions regarding equity investments are illustrated in the chapter dedicated to this sector.

The Banca CR Firenze Group upholds numerous partnership relationships with the shareholders San Paolo IMI S.p.A. and BNP Paribas S.A., as well as the businesses related to them. The relationships are part of agreements entered into between Banca CR Firenze S.p.A. and the abovementioned shareholders in November 1999, when Ente Cassa di Risparmio di Firenze transferred corporate shares to San Paolo IMI S.p.A. and BNP Paribas S.A. and on occasion of the execution of the Shareholders' Agreement which governed the company until 30 April 2005. These agreements, expiring on 14 March 2006, make it possible for the Bank to take advantage of the specialised know-how of the two important banking groups and provide for San Paolo IMI S.p.A. take on the role of primary contact for development of asset management activities, project financing, investment banking and loans to big businesses, while BNP Paribas S.A. retains its role of primary reference contact for consumer credit, leasing, factoring, and bank-insurance through the related concerns, in cooperation with Banca CR Firenze.
The partnerships with the abovementioned companies continued as usual after the termination of the Shareholders' Agreement, which lapsed on 30 April 2005, considering their validity and the reasonable perspective that the three signatory shareholders of the Shareholders' Agreement can come to a new agreement.
Transactions with Directors, Auditors and the General Manager take place in compliance with the provisions laid down by Article 136 of Legislative Decree No. 385/93.
Transactions with Related Parties will be governed by regulations within the Group implementing the provisions that will be issued by Consob pursuant to Article 2391-bis of the Italian Civil Code, as well as any regulatory provisions that will be introduced as part of the bill on investor protection.

Communications

In the first half of 2005, work continued on commercial communications which focused predominantly on the launch of "Liberamente TVD", the already-mentioned new service where customers can effect home banking transactions directly from their televisions. The Banca CR Firenze Group was the first in Italy to offer this service through digital terrestrial TV.
The new press campaign for financial promoters and for "CRF Previdenza" was completed, whose visibility was increased by posters inside all the Group Branches.
As to the Parent Company's advertising and sponsorship activity, note the promotion, in cooperation with BNP Paribas S.A., Centrovita Assicurazioni S.p.A. and Findomestic Banca S.p.A., of Cadre Noir de Saumur, an equestrian show presented for the first time in Italy and which attracted more than 6,000 spectators in Florence.
To commemorate the twenty-fifth anniversary of the monthly publication "Toscana Qui", sent to a target of Business-Corporate and Private Banking customers, a restyling was effected which made the magazine more modern and bolstered it with a special section dedicated to examples of quality and excellence in Tuscany.

Directors' Report on the Group activities

Comments on financial results

In order to make a comparison between the economic figures significant and homogeneous, a consolidated profit and loss account was prepared as of 30 June 2004 on a pro-forma basis, notionally backdating to 1 January 2004 the effects of the acquisition of a further stake in Cassa di Risparmio di Pistoia e Pescia S.p.A. which took place in May 2005. This has led to an increase in amortisation of goodwill arising on consolidation and a decrease in the profit pertaining to minority interests of the same amount (7 0.7 million), thus maintaining the net profit actually unchanged in the first half of 2004. This pro-forma consolidated profit and loss account has not been audited.

During the first half of 2005, the Group's business was characterised, in compliance with the objectives set forth in the budget and industrial plan, by effective client-oriented commercial actions to improve customer service while streamlining and containing costs.

Significant results were recorded in terms of both profitability and increased overall borrowing and investments, with much attention always being paid to achieving a better and more efficient allocation of risk capital, while maintaining returns and creating value.

Comments on overall earnings

(millions of euros)

30 June 2005	30 June 2004 pro-forma		Change 30 June 2005 / 30 June 2004 pro-forma Euro million	%
360.4	334.2	Interest margin	26.2	7.8%
598.7	571.3	Overall business margin	27.4	4.8%
205.7	186.2	Operating profit	19.5	10.5%
122.1	106.8	Profit from ordinary activities	15.3	14.3%
131.3	109.7	Gross profit	21.6	19.7%
61.6	49.8	Net profit	11.8	23.7%

The first half of 2005 closed with a consolidated net profit of 7 61.6 million, rising 23.7% over the first half of 2004.

The interest margin

(millions of euros)

30 June 2005	30 June 2004 pro-forma		Change 30 June 2005 / 30 June 2004 pro-forma	
			Euro million	%
472.6	*441.7*	*Interest charged to customers*	*30.9*	*7.0%*
-41.4	*-42.4*	*Interest paid to customers*	*1.0*	*-2.4%*
431.2	399.3	Net interest from customers	31.9	8.0%
27.1	*26.7*	*Interest earned on securities*	*0.4*	*1.5%*
-74.4	*-78.3*	*Interest paid on securities*	*3.9*	*-5.0%*
-47.3	-51.6	Net interest on securities	4.3	-8.3%
9.3	*12.0*	*Interest received from banks*	*-2.7*	*-22.5%*
-32.8	*-25.5*	*Interest due to banks*	*-7.3*	*28.6%*
-23.5	-13.5	Net interest from banks	-10.0	74.1%
360.4	**334.2**	**Interest margin**	**26.2**	**7.8%**

The significant increase in the interest margin at 30 June 2005 compared to the first half of 2004 (+7.8%) is essentially due to the growth of "Net interest from customers", resulting from the growth in the retail banking sector, as well as to the usual positive performance of consumer credit sector.

The overall business margin

(millions of euros)

30 June 2005	30 June 2004 pro-forma		Change 30 June 2005 / 30 June 2004 pro-forma	
			Euro million	%
360.4	**334.2**	**Interest margin**	**26.2**	**7.8%**
205.7	201.8	Net commissions and other income	3.9	1.9%
179.4	*180.9*	*Commissions earned*	*-1.5*	*-0.8%*
-43.5	*-42.0*	*Commissions expense*	*-1.5*	*3.6%*
78.5	*69.7*	*Other operating income*	*8.8*	*12.6%*
-8.7	*-6.8*	*Other operating costs*	*-1.9*	*27.9%*
19.1	20.7	Net gains on financial transactions and share dividends	-1.6	-7.7%
8.2	8.3	Dividends from participating interests	-0.1	-1.2%
5.3	6.3	Profit of companies valued at equity	-1.0	-15.9%
598.7	**571.3**	**Overall business margin**	**27.4**	**4.8%**

Compared to 30 June 2004, the business margin shows an increase of 7 27.4 million (+4.8%), mainly related to the growth in interest margin, while the increase in "revenues from services" (+ 7 1.2 million) is almost entirely attributable to other operating income.

Operating profit

(millions of euros)

30 June 2005	30 June 2004 pro-forma		Change 30 June 2005 / 30 June 2004 pro-forma Euro million	%
598.7	571.3	**Overall business margin**	27.4	4.8%
-365.5	-356.3	*Administrative expenses*	-9.2	2.6%
-215.7	-212.1	*Staff costs*	-3.6	1.7%
-149.8	-144.2	*Other administrative expenses*	-5.6	3.9%
-27.5	-28.8	Value adjustments to property, plant and equipment and intangible assets (excluding amortisation of goodwill arising on consolidation and equity-valued holdings)	1.3	-4.5%
205.7	186.2	**Operating profit**	19.5	10.5%

Though focusing on the rationalisation and effectiveness of the operating structure, following the growth and development of business experienced in the first half of 2005, administrative expenses showed an increase over the first half of 2004; in the same period, the rise in revenues in absolute values and percentage terms produced an increase in operating profit of € 19.5 million (+10.5%).

Group net profit

(millions of euros)

30 June 2005	30 June 2004 pro-forma		Change 30 June 2005 / 30 June 2004 pro-forma Euro million	%
205.7	186.2	**Operating profit**	19.5	10.5%
-20.5	-20.6	Amortisation of goodwill arising on consolidation and equity-valued holdings	0.1	-0.5%
-61.0	-56.5	Loan provisions and net value adjustments	-4.5	8.0%
-2.1	-2.3	Net value adjustments to non-current financial assets	0.2	-8.7%
122.1	106.8	**Profit from ordinary activities**	15.3	14.3%
9.2	2.9	Net gain on exceptional items	6.3	n.s.
131.3	109.7	**Gross profit**	21.6	19.7%
-60.2	-52.6	Income taxes	-7.6	14.4%
-9.5	-7.3	*Profit pertaining to minority interests*	-2.2	30.1%
61.6	49.8	**Group net profit**	11.8	23.7%

Despite the rise in provisions and net adjustments of € 4.3 million compared to the first half of the previous financial year, profit from ordinary activities showed an increase of 14.3% on a pro-forma basis.
With respect to the first half of 2004, net profit amounted to € 61.6 million (+23.7%), partly due to a rise in net gain on exceptional items - primarily due to a capital gain on disposal of a minority shareholding.

Return on Equity and ratios


NET PROFIT AND ROE
20%
18%
16%
14%
12%
10%
8%
70
65
60
55
50
45
40
35
30
30/06/04
30/06/2004 pro forma
30/06/05
Net profit
ROE
Adjusted ROE


SHAREHOLDERS' EQUITY AND ROE
20%
18%
16%
14%
12%
10%
8%
1200
1100
1000
900
800
700
600
30/06/04
30/06/04 pro forma
30/06/05
Shareholders' Equity
ROE
Adjusted ROE

The annualised Group's Return on Equity, calculated as the net profit for the first half of 2005 over weighted average shareholders' equity for the period 31 December 2004 to 30 June 2005, excluding accruing net profit, is 14.5%, including amortisation of goodwill arising on consolidation, or 10.7% excluding such amortisation. The corresponding figures at 30 June 2004 were equal to 13.7% and 9.7% respectively: the increase in the first half of 2005 is essentially attributable to the increase in net profit.

With regard to the trend in some economic ratios of the Banca CR Firenze Group, compared to 30 June 2004, note the reductions:

- in the cost/income ratio, calculated by comparing administrative expenses and value adjustments to property, plant and equipment and intangible assets to the overall business margin and excluding expense recoveries, passing from 65.5% to 63.5%;
- in the effect of staff costs and other administrative expenses on the total assets, passed from 1.04% to 0.99% and from 0.71% to 0.69% respectively.

COST/INCOME AND OVERALL BUSINESS MARGIN


68%
67%
66%
65%
64%
63%
62%
61%
600
550
500
450
400
350
300
30/06/04
30/06/04 pro forma
30/06/05

Results by business area

Results by business area and the contribution from each sector to profit before taxes are summarised as follows:

(millions of euros)

Business area	30 June 2005	30 June 2004 pro-forma	Contribution in percentage 30 June 2005	Contribution in percentage 30 June 2004 pro-forma
Retail banking	62.8	45.8	51.52%	44.73%
Consumer credit	50.4	40.2	41.35%	39.26%
Product companies	11.3	11.1	9.27%	10.84%
Service companies	2.4	2.8	1.97%	2.73%
Tax collection service	-5.0	2.5	-4.10%	2.44%
Profit before taxes	**121.9**	**102.4**	**100.00%**	**100.00%**

The **Retail banking** sector posted a substantial increase in profit before taxes both in absolute values (+37.1%) and in percentage terms (+6.79%) compared to the corresponding period of the previous year. In the **Consumer Credit** sector, the Findomestic Group, considered a leader on the Italian market and 50% consolidated on a proportional basis, reinforced the trend of further improvements in profitability, showing an increase of 25.4% in absolute values compared to the corresponding period of 2004.

Profit before taxes resulting from **Product companies** and **Service companies** were substantially in line compared to the first half of the previous year, while the contribution of the **Tax collection** service showed a negative value of € 5.0 million, *following the still-to-be confirmed approval by the Ministry of Economy of the "safeguard clause"*, that is the predetermination of the consideration for the collection service companies regardless of the amount actually collected, which should probably take place by the end of this year.

Analysing the results by business area from a management standpoint, on a cash basis, the contributions of the various sectors - *calculated excluding from pre-tax profit the amortisation of the goodwill arising on consolidation* - confirms the substantial growth recorded by the Retail banking sector and specifically:

(millions of euros)

Business area	30 June 2005	30 June 2004 pro-forma	Contribution in percentage 30 June 2005	Contribution in percentage 30 June 2004 pro-forma
Retail banking	82.3	65.3	57.79%	53.09%
Consumer credit	51.4	41.2	36.10%	33.50%
Product companies	11.3	11.1	7.94%	9.02%
Service companies	2.4	2.9	1.69%	2.36%
Tax collection service	-5.0	2.5	-3.51%	2.03%
Profit before taxes including amortisation of goodwill arising on consolidation	**142.4**	**123.0**	**100.00%**	**100.00%**

Below is the Retail banking profit and loss account, which includes the following subsidiaries:

- Banca CR Firenze S.p.A.;
- Cassa di Risparmio di Civitavecchia S.p.A.;
- Cassa di Risparmio di Mirandola S.p.A.;
- Cassa di Risparmio di Orvieto S.p.A.;
- Cassa di Risparmio di Pistoia e Pescia S.p.A.;
- Cassa di Risparmio della Spezia S.p.A.

(millions of euros)

Retail banking profit and loss account	30 June 2005	30 June 2004 pro-forma	Change 30 June 2005/30 June 2004 pro-forma Euro million	%
Interest margin	**232.7**	**220.0**	**12.7**	**5.8%**
Net commissions and other operating income	170.2	169.2	1.0	0.6%
Gains on financial transactions and dividends	27.3	29.1	-1.8	-6.2%
Overall business margin	**430.2**	**418.3**	**11.9**	**2.8%**
Operating costs	-307.3	-308.3	1.0	-0.3%
Operating profit	**122.9**	**110.0**	**12.9**	**11.7%**
Provisions and net value adjustments	-42.3	-41.4	-0.9	2.2%
Profit from ordinary activities	**80.6**	**68.6**	**12.0**	**17.5%**
Net gains on exceptional items	8.8	3.1	5.7	183.9%
Profit pertaining to minority interests	-7.1	-6.4	-0.7	10.9%
Profit before taxes including amortisation of goodwill arising on consolidation	**82.3**	**65.3**	**17.0**	**26.0%**

Performance in the Retail banking sector over the first half of 2005 was characterised by the following main aspects:

- growth in interest margin, after a long period of contraction of market rates;
- positive performance of net commissions and other operating income;
- substantial stability of operating costs and provisions and net value adjustments, notwithstanding a steady expansion of the Group banks business;
- increase in net gains on exceptional items, substantially due to a capital gain on disposal of a minority shareholding.

Analysis of economic and financial data

The positive economic results achieved by the Group in the first half of 2005 are confirmed by the performance of the main economic and financial components represented below.

Borrowing

(millions of euros)

30 June 2005	31 December 2004		Change 30 June 2005 / 31 December 2004 Euro million	%
16,019.4	15,771.1	Direct borrowing	248.3	1.6%
19,607.3	19,046.2	Indirect borrowing	561.1	2.9%
35,626.7	**34,817.3**	**Total borrowing from customers**	**809.4**	**2.3%**

Compared to 31 December 2004, total borrowing from customers increased by 2.3% (7 809.4 million), mainly due to the increase in indirect borrowing (+2.9%).

Direct borrowing

(millions of euros)

30 June 2005	31 December 2004		Change 30 June 2005 / 31 December 2004 Euro million	%
15,241.4	14,687.1	Deposits, Certificates of deposit and bonds	554.3	3.8%
9,113.6	*8,827.4*	*Sight borrowing (current account overdrafts, savings deposits and third party funds under administration)*	*286.2*	*3.2%*
275.6	*296.5*	*Certificates of deposit*	*-20.9*	*-7.0%*
5,852.2	*5,563.2*	*Bonds (including subordinated bonds)*	*289.0*	*5.2%*
670.3	1,002.4	Repurchase agreements	-332.1	-33.1%
107.7	81.6	Other securities and bank drafts	26.1	32.0%
16,019.4	**15,771.1**	**Direct borrowing**	**248.3**	**1.6%**

During the first half of 2005, the aggregate under examination shows growth in bonds (+5.2%), mainly due to the issues made by the Parent Company in the abovementioned period, while sight borrowings remained almost unchanged and while certificates of deposit continue to decline. Compared to 30 June 2004, direct borrowing increased by 5.7 percentage points.

Indirect borrowing

(millions of euros)

30 June 2005	31 December 2004		Change 30 June 2005 / 31 December 2004 Euro million	%
9,273.9	9,018.7	Administered funds	255.2	2.8%
10,333.4	10,027.5	Managed savings	305.9	3.1%
2,907.9	*2,624.7*	*Asset management (assets managed with any destination - "GPM"; assets managed placed in open-end investment companies - "GPS"; assets managed placed only with funds run by related or associated banks - "GPF")*	*283.2*	*10.8%*
4,731.3	*4,770.4*	*Funds*	*-39.1*	*-0.8%*
2,694.2	*2,632.4*	*Insurance (actuarial reserves)*	*61.8*	*2.3%*
19,607.3	**19,046.2**	**Indirect borrowing**	**561.1**	**2.9%**

The rise in indirect borrowing in the first half of 2005 is due to the concurrent increase in administered funds (+2.8%) and managed savings (+3.1%), primarily attributable to the increase in asset management (+10.8%). Compared to 30 June 2004, indirect borrowing increased by 5.1%.

Customer loans

(millions of euros)

30 June 2005	31 December 2004		Change 30 June 2005 / 31 December 2004 Euro million	%
9,896.7	9,573.8	Current accounts and loans	322.9	3.4%
126.8	136.8	Discounted bills	-10.0	-7.3%
5,693.0	5,353.6	Mortgage loans and loans to Public Bodies	339.4	6.3%
502.3	503.4	Other lending	-1.1	-0.2%
16,218.8	**15,567.6**	**Customer loans**	**651.2**	**4.2%**

Customer loans increased by 7 651.2 million (+4.2%) in the first half of 2005, due to the positive performance of the loans sector (+6.3%), as well as of the current accounts and financings sector, which show an increase of 7 322.9 million (+3.4%), mostly attributable to the growth in the "consumer credit" sector. The rise in loans is even higher when compared to the data referring to 30 June 2004 (+11.5%).

Risk positions

30 June 2005	31 December 2004		Change 30 June 2005/ 31 December 2004	
			Euro million	%
377.9	*365.6*	*Gross doubtful loans*	*12.3*	*3.4%*
-204.7	*-194.7*	*Amounts written off*	*-10.0*	*5.1%*
173.2	170.9	Net doubtful loans	2.3	1.3%
54.2%	**53.3%**	**Doubtful loans coverage ratio**		**0.9%**
263.6	*283.9*	*Non-performing and restructured loans*	*-20.3*	*-7.2%*
-57.0	*-57.4*	*Amounts written off*	*0.4*	*-0.7%*
206.6	226.5	Net non-performing and restructured loans	-19.9	-8.8%
21.6%	**20.2%**	**Non-performing and restructured loans coverage ratio**		**1.4%**
641.5	649.5	Gross risk positions	-8.0	-1.2%
-261.7	-252.1	Total amounts written off	-9.6	3.8%
379.8	**397.4**	**Net risk positions**	**-17.6**	**-4.4%**
40.8%	**38.8%**	**Risk positions coverage ratio**		**2.0%**

Asynchronous, compared to 31 December 2004, is the evolution in the total amount of the net risk positions and their coverage ratio: the former decreased and the latter increased. Taking account also of Provisions for loan losses, prudentially entered under line 90 of liabilities in the balance sheet and amounting to 7 35.5 million at 30 June 2005, the coverage ratio for insolvent and similar positions and for other risk positions at that date would rise to 63.6% and 46.4% respectively; this represents a further confirmation of the careful policies adopted by all Group banks in the management, control, and evaluation of credit quality. Compared with the closing date of the previous financial year, the incidence of net risk positions on net loans showed a decline, from 2.55% to 2.37%, with a consequential improvement in asset quality.

Securities

30 June 2005	31 December 2004		Change 30 June 2005/ 31 December 2004	
			Euro million	%
160.7	415.3	Refinanceable treasury bonds	-254.6	-61.3%
2,231.9	1,905.0	Bonds and other debt securities	326.9	17.2%
82.1	64.7	Shares and other equity securities	17.4	26.9%
2,474.7	**2,385.0**	**Total securities**	**89.7**	**3.8%**
61.5	*61.8*	*including: investment securities*	*-0.3*	*-0.5%*

In the first half of 2005, the securities portfolio rose by 3.8%, primarily due to the effect of investments in bonds which have more than offset the reduction in refinanceable treasury bonds recorded in the same period.

Shareholders' equity

(millions of euros)

30 June 2005	31 December 2004		Change 30 June 2005/ 31 December 2004 Euro million	%
648.1	647.6	Share capital	0.5	0.1%
56.8	56.3	Share premium	0.5	0.9%
317.9	277.1	Reserves (excluding own shares)	40.8	14.7%
1.4	1.4	Revaluation reserve	0.0	0.0%
66.2	66.2	Reserve for general banking risks	0.0	0.0%
0.5	0.6	Negative differences arising on consolidation and equity-valued holdings	-0.1	-16.7%
61.6	102.3	Net profit for the year or period	-40.7	-39.8%
1,152.5	1,151.5	Shareholders' equity	1.0	0.1%

Compared to 31 December 2004, shareholders' equity has remained essentially unchanged (+0.1%), due to the Group allocating part of the profits (7 40.8 million) for the 2004 financial year to reserves, for an amount practically equal to the difference between profits for the first half of 2005 and profits for the entire 2004 financial year. The increases in share capital and share premiums are related to exercising the stock options plans resolved by the Parent Company's Board of Directors on 16 October 2000 by virtue of a special mandate granted by the Shareholders' Meeting.

Regulatory capital and requirements

(millions of euros)

30 June 2005	31 December 2004		Change 30 June 2005 / 31 December 2004 Euro million	%
993.8	993.6	Primary capital (Tier 1)	0.2	0.0%
893.0	901.4	Supplementary capital (Tier 2)	-8.4	-0.9%
-90.0	-89.7	Deductions	-0.3	0.3%
1,796.8	1,805.3	Regulatory capital	-8.5	-0.5%
1,443.7	1,400.3	Credit risk	43.4	3.1%
71.0	72.0	Market risk	-1.0	-1.4%
14.6	15.6	Other requirements	-1.0	-6.4%
1,529.3	1,487.9	Total requirements	41.4	2.8%
19,116.8	18,597.5	Risk-weighted assets	519.3	2.8%
5.20%	5.34%	Primary capital / Risk-weighted assets		-0.14%
9.56%	9.87%	Regulatory capital / Risk-weighted assets		-0.31%

Compared to 31 December 2004, the Primary capital has remained substantially unchanged, while the reduction in the Supplementary capital (7 -8.4 million) mainly derives from the calculation of amortisation on subordinated bonds issued by the Parent Company; finally, note that, despite an increase in the prudential requirements (+2.8%), the relevant ratios remained stable at 30 June 2005; in particular, solvency ratio, equal to 9.56%, was about 2 percentage points above the 8% limit set forth for banking groups.

Directors' Report on the Group activities

Area network

The following table shows the local distribution of the Group Bank branches at 30 June 2005.

Area	Banca CR Firenze S.p.A.*	CR Pistoia e Pescia S.p.A.*	CR Civitavecchia S.p.A.*	CR Orvieto S.p.A.	CR Mirandola S.p.A.	CR della Spezia S.p.A.	Group
Florence	133	4					137
Arezzo	35						35
Siena	19						19
Grosseto	16						16
Lucca	13	8				1	22
Prato	11	4					15
Pistoia	2	50				1	53
Massa Carrara	10					8	18
Pisa	13						13
Livorno	9						9
La Spezia						51	51
Perugia	16			3			19
Terni				23			23
Rome	9		25	2			36
Viterbo			4	10			14
Bologna	1	7					8
Modena					18		18
Parma						2	2
Reggio Emilia						1	1
Mantova					8		8
Verona					1		1
Total	287	73	29	38	27	64	518

* *including one office for loans under pawn.*

REGIONE	
TOSCANA	337
LIGURIA	51
UMBRIA	42
LAZIO	50
EMILIA ROMAGNA	29
LOMBARDIA	8
VENETO	1
TOTAL	518

In this context, 14 Business Centres (*Centri Imprese*) and 9 Private Centres (*Centri Private*) of Banca CR Firenze are also operational in the Areas of Florence, Arezzo, Bologna, Grosseto, Livorno, Lucca, Massa Carrara, Perugia, Pisa, Prato, Rome and Siena.
As already mentioned, as of 30 June 2005, the Group also includes 34 Financial Spaces (*Spazi Finanziari*) in the Areas of Rome, Bologna, Ancona, Forlì, Rimini, Ferrara, Pesaro, Modena, Pescara, Ravenna, Parma, Teramo, Ascoli Piceno, Macerata, Chieti, Terni, Milan, Viterbo, La Spezia and Prato.

Human resources

Group employees (subsidiary and consolidated companies)

The following table shows the changes in human resources occurred in the first half of 2005 for subsidiaries:

SUBSIDIARIES' EMPLOYEES	30 June 2005	31 December 2004	Change
Companies consolidated on a line-by-line basis			
Banca CR Firenze S.p.A.	3,387	3,311	76*
CR Pistoia e Pescia S.p.A.	697	702	-5
CR Civitavecchia S.p.A.	215	205	10
CR Mirandola S.p.A.	188	189	-1
CR Orvieto S.p.A.	171	168	3
CR della Spezia S.p.A.	522	533	-11
Centro Riscossione Tributi - Cerit S.p.A.	176	178	-2
CR Firenze Gestion Internationale S.A.	1	2	-1
Infogroup S.p.A.	366	349	17
Data Centro S.p.A. (until 30.04.2005)	-	45	-45
SRT S.p.A.	50	49	1
Total	5,773	5,731	42
Companies consolidated on a proportional basis (share pertaining to the Group)			
Findomestic Group	961	928	33
Total	961	928	33
Other subsidiaries consolidated on an equity basis			
Centrovita Assicurazioni S.p.A.	33	32	1
Citylife S.p.A.	4	4	-
Immobiliare Nuova Sede S.r.l.	1	1	-
Total	38	37	1
TOTAL SUBSIDIARIES' EMPLOYEES	6,773	6,696	77

* *of which 45 from merger by incorporation of Data Centro S.p.A.*

Staff management and training

Selection and development

In the first half of 2005, the recruitment process was gradually extended to Group Banks. The acceptance and insertion of *curricula* into the IT system are still carried out by the personnel managers of the individual companies, while the applications received are screened and the subsequent selection process is managed by a centralised office at the Parent Company.

Over the period, the Parent Company received 3,069 *curricula*, of which about 500 were received when Banca CR Firenze S.p.A. attended the Job Fair 2005, an annual event organised in April by the Employers' Organisation, the Chamber of Commerce, the University and Provincial Government of Florence, to promote the meeting of supply and demand on the employment market.

The processes of evaluating personnel performance has also been extended to all Group Banks. In 2005, this process was carried out uniformly thanks to the use of the People Web platform, which is available in Intranet, for CR Pistoia e Pescia S.p.A., CR Civitavecchia S.p.A. and CR Orvieto S.p.A..

Training

The Group continued its participation in the Master for Business Customers Managers, at the Bocconi School of Business Sciences, which involved 67 staff members of the Business Centres and the Central Structures in the last quarter of 2004; courses were also organised for the Private Channel to prepare staff for the examination to qualify for registration in the board of financial promoters and to develop interpersonal and behavioural skills of Private Customers Managers.

Training also continued in relation to bank transparency, regulations and adequacy of financial investments of clientele and taxation of financial revenues; to support the initiatives related to the ABI *"Patti Chiari"* (Clear Agreements) project, additional sessions of long-distance and on-site learning have been organised, addressing those staff members joining the Company and those in the distribution Network interested in moving to a different role. In the area of credit and risk management, a training module intended for business managers on the "Scor Navigation" application has been made available.

On the whole, across the Group, 15,862 man-days were spent for training in working hours, involving more than 85% of staff with an average of 4.2 days.

Internal communication

The project to develop the Group Intranet network was completed with new features including: a photo gallery, mini sites and sub menus, monitoring the sections visited, on-line surveys, and Centrovita home page. The Integrated Internal Communication Plan (*Piano Integrato di Comunicazione Interna*) was implemented at Group level, which defines the main communication actions relating to Group activities and projects, while the review plan of corporate events was also completed, defining three types: the Directors' convention and the Executives' Convention, which are held at Group level, and the sales conventions, which are held at the level of each individual Bank, reserved to personnel and management of the distribution Network.

Communication plans have been implemented relating to the following projects: divulgation of the Code of Ethics and the legislation on social responsibility, creation of private communities, the ICT model of governance, and the change management of the Administrative Management. The annual survey on motivation and the company climate 2004 was completed and the results delivered to the Managers of the organisational units of Banca CR Firenze S.p.A., CR Pistoia e Pescia S.p.A. and CR Mirandola S.p.A..

Other information

The Bank's rating

Over the first half-year, the ratings assigned by Fitch and Moody's to the Parent Company remained unchanged, as follows:

Rating agency	Short-term debt	Long-term debt
Fitch	F1	A-
Moody's	P1	A2

Share price performance

At the end of the first half-year, the quotation of the Banca CR Firenze S.p.A. stock - 7 2.149 - posted a growth of 19.9% compared to the closing value of 2004 in a similarly positive sector context (bank MIB +12.7%). More limited was the growth of the other main indices: S&P MIB +4.7%, MIDEX 6.6%. The lowest share price registered in the half-year was 7 1.769, while the peak was 7 2.208. On average, more than one million five hundred thousand shares were traded per day during the period.


125
120
115
110
105
100
95
JAN
FEB
MAR
APR
MAY
JUN 2005
BANCA CR FIRENZE
MIDEX
S&P MIB

Parent Company's shareholder composition and corporate activities

During the half-year, a total of 816,029 new shares were issued following the exercise by some beneficiaries of the stock-option plan of their power to subscribe to new shares. Then, share capital passed from 7 647,633,406.63 at 31 December 2004 to 7 648,098,543.16 at 30 June 2005.

Below are the stakes held by the main shareholders:

Shareholder	No. of shares	Stake
Ente CR Firenze	454,026,608	39.931%
Sanpaolo IMI S.p.A.	212,176,468	18.661%
BNP Paribas S.A.	74,468,217	6.549%
Fidelity International Limited	47,424,905	4.171%
Fondazione CR La Spezia	44,666,603	3.928%
Fondazione CR Pistoia e Pescia	42,050,703	3.698%
Others (Market)	262,201,484	23.061%
Total	1,137,014,988	100.00%

The number of shares of the shareholder Fidelity International Limited, a mutual fund management company, is that provided in the most recent communication dated 25 July 2005 that the Fidelity Investments Group published pursuant to Article 120 of Legislative Decree No. 58/98.

The previous communications of the Fidelity Investments Group pursuant to the abovementioned regulations were made by summing the shares of Fidelity International Limited with the shares of FMR Corp, a mutual fund management company holding an additional share of 0.46%, as well as those shares of institutional customers of the portfolio management services of the Fidelity Group, whose voting rights are held by the customer itself. On the contrary, the most recent communication is based on a different arrangement, according to which the stakes of Fidelity International Limited and FMR Corp are considered separately, without taking into account the shares whose voting rights are held by the customer.

For this reason, the percentage reported in the table is lower than that indicated in the previous interim reports, which were based on the Fidelity Investments Group communications, made with the previous arrangement and whose ownership percentages were higher than 5%.

The three main shareholders were united until 30 April 2005 by a Shareholders' Agreement, initially entered into on 15 November 1999 and then subject to subsequent extensions. As of 30 April, the last of the extensions ceased to be effective without another extension taking its place.

In relation to termination of the Agreement, the shareholder San Paolo IMI S.p.A. claimed vis-à-vis Ente Cassa di Risparmio di Firenze its own right to take advantage of an option right for the purchase of a share percentage equal to 10.78% of the share capital of Banca CR Firenze S.p.A., a claim that Ente Cassa di Risparmio di Firenze believed was unfounded.

In any case, after the expiration of the Agreement, contacts between Ente Cassa di Risparmio di Firenze and San Paolo IMI S.p.A. continued with a constructive spirit. On 27 June, they agreed to postpone to 30 September 2005 the deadline, initially falling due on 29 June 2005, for a potential communication by San Paolo IMI S.p.A. to exercise the option. This would verify the possibility of reaching a solution to define a new shareholders' agreement, which might also be entered into by BNP Paribas S.A., without prejudice to the respective positions regarding the existence and validity of the option.

The Ordinary Shareholders' Meeting of the Parent Company held on 28 April resolved to approve the financial statements for the 2004 financial year and to distribute a dividend of € 0.052 per each share outstanding at the detachment date: 23 May 2005.

The Shareholders' Meeting also resolved to renew authorisation to trade own shares pursuant to Articles 2357 and 2357-ter of the Italian Civil Code. The Company is entitled to hold up to 13,000,000 own shares.

The transaction for the merger by incorporation of the service company Data Centro S.p.A. was completed during the half year. The effective date was set in the deed of merger signed on 15 March as 1 May 2005, while the transaction became effective for accounting and tax purposes on 1 January 2005.

Directors' Report on the Group activities

Significant events after the end of the half-year

In August, Banca CR Firenze S.p.A. executed a preliminary agreement, conditional on obtaining the authorisations required by the national Authorities and satisfactorily completing the due diligence activities, to acquire a controlling shareholding equal to 56.23% of the share capital of Daewoo Bank S.A., a merchant bank based in Bucharest (Romania), whose network is composed of nine branches.

The transaction calls for entering into the contract for the sale and purchase of shares by and no later than 5 October 2005 and transfer of these shares by and no later than 20 November 2005. The price, to be settled in cash, was established at 7 31.4 million on shareholders' equity that, valued at the same exchange rate as the settlement, is equal to 7 16.0 million. Acquisition of the equity investment aims to introduce the Group as quickly as possible into a banking market undergoing reorganisation and new efficiency, in an area that offers substantial opportunities for development. It will also make it possible for the Group to provide adequate support to business customers that operate in Romania.
The agreement also includes a call option in favour of Banca CR Firenze S.p.A. and a put option in favour of some current shareholders, concerning a further share of 26.77% of the share capital of Daewoo Bank, which may be exercised between 1 January 2009 and 30 June 2009, at a price per share to be established by a leading merchant bank appointed jointly by the parties and which, in any event, cannot be less than 2.975 times the shareholders' equity resulting from the most recently approved financial statements of Daewoo Bank.

Directors' Report on the Group activities

Outlook for the second half of 2005

The results of the first half-year have confirmed the matters stated at the time of approval of the first quarter accounts, regarding the forecasts of Group performance for the current financial year.

At this point, we can confirm the forecasts made regarding the achievement of budget objectives in line with the development posted last year.

Support for these forecasts comes less from the market opportunities that continue to suffer from the negative economic trends, a source of accentuated volatility and potential increase of system risk, and more from the ability of our Group to achieve a rational commercial structure, efficient risk control, local and interregional diffusion, and a good cost control policy which, in recent years and in the presence of the considerable growth in the Company, has made it possible to improve the cost/income ratio, while optimising the ratio between production costs and commercial results.

Consolidated and Parent Company half-year financial statements

Consolidated balance sheet

ASSETS		30 June 2005	31 December 2004	30 June 2004
10	**Cash on hand and with central banks and post offices**	**149,694**	**137,603**	**123,593**
20	**Italian government securities and similar securities eligible for refinancing with central banks**	**160,748**	**415,344**	**232,306**
30	**Amounts owing by banks**	**1,059,286**	**1,203,903**	**1,263,472**
	(a) sight	330,138	106,340	272,943
	(b) other	729,148	1,097,563	990,529
40	**Customer loans**	**16,218,771**	**15,567,543**	**14,543,419**
	including:			
	- *loans from third-party funds under administration*	*1,096*	*1,591*	*387*
50	**Bonds and other debt securities**	**2;231,855**	**1,905,042**	**2,234,420**
	(a) of public issuers	1,061,717	763,952	1,101,822
	(b) of banks	962,094	888,475	865,976
	including:			
	- *own securities*	*10,811*	*18,229*	*40,414*
	(c) of financial institutions	64,022	79,555	74,877
	(d) of other issuers	144,022	173,060	191,745
60	**Share and other equity securities**	**82,075**	**64,675**	**52,399**
70	**Participating interests**	**339,272**	**365,497**	**362,782**
	(a) valued at equity	82,096	82,008	74,316
	(b) other	257,176	283,489	288,466
80	**Participating interests in Group companies**	**45,509**	**44,919**	**40,014**
	(a) valued at equity	44,429	43,988	38,568
	(b) other	1,080	931	1,446
90	**Goodwill arising on consolidation**	**253,535**	**258,797**	**280,825**
100	**Goodwillon equity-valued holdings**	**0**	**0**	**211**
110	**Intangible assets**	**42,103**	**45,905**	**49,192**
	including:			
	- *goodwill*	*8,802*	*9,449*	*9,972*
120	**Property, plant and equipment**	**302,254**	**311,861**	**313,720**
140	**Own shares (par value of € 1,425.57)**	**5**	**0**	**29**
150	**Other assets**	**764,169**	**918,672**	**773,875**
160	**Accrued income and prepayments**	**180,753**	**167,825**	**167,038**
	(a) accrued income	121,345	117,956	113,992
	(b) prepayments	59,408	49,869	53,046
	including:			
	- *issue discounts on securities*	*289*	*347*	*1,820*
TOTAL ASSETS		21,830,029	21,407,586	20,437,295

	LIABILITIES	30 June 2005	31 December 2004	30 June 2004
10	**Amounts owing to banks**	**2,886,192**	**2,693,543**	**2,366,267**
	(a) sight	351,813	574,639	320,403
	(b) at maturity date or notice	2,534,379	2,118,904	2,045,864
20	**Customer deposits**	**9,782,707**	**9,828,965**	**9,143,063**
	(a) sight	8,816,489	8,814,752	8,313,356
	(b) at maturity date or notice	966,218	1,014,213	829,707
30	**Debt securities issued**	**5,221,670**	**4,959,768**	**5,012,134**
	(a) bonds	4,838,237	4,582,468	4,562,563
	(b) certificates of deposit	275,690	296,492	349,824
	(c) other	107,743	80,808	99,747
40	**Third-party funds under administration**	**1,291**	**1,664**	**1,975**
50	**Other liabilities**	**880,737**	**865,014**	**964,591**
60	**Accrued liabilities and deferred income**	**155,392**	**146,381**	**146,881**
	(a) accrued liabilities	116,346	107,615	111,123
	(b) deferred income	39,046	38,766	35,758
70	**Provision for staff termination pay**	**175,619**	**172,742**	**171,973**
80	**Provisions for risks and charges**	**336,727**	**374,092**	**312,361**
	(a) provisions for pensions and similar obligations	172,326	170,445	164,488
	(b) tax provisions	79,256	125,990	70,193
	(d) other provisions	85,145	77,657	77,680
90	**Provisions for loan losses**	**35,498**	**24,715**	**27,446**
100	**Reserve for general banking risks**	**66,153**	**66,153**	**65,615**
110	**Subordinated debt**	**1,013,808**	**980,608**	**997,190**
120	**Negative differences arising on consolidation**	**378**	**386**	**386**
130	**Negative differences on equity-valued holdings**	**167**	**169**	**285**
140	**Minority interests**	**187,831**	**208,662**	**198,614**
150	**Share capital**	**648,098**	**647,633**	**645,933**
160	**Share premiums**	**56,853**	**56,319**	**55,286**
170	**Reserves**	**317,941**	**277,053**	**276,092**
	(a) legal reserve	135,087	128,038	128,039
	(b) reserve for own shares	5	0	29
	(c) statutory reserves	31,560	27,824	28,499
	(d) other reserves	151,289	121,191	119,525
180	**Revaluation reserves**	**1,412**	**1,412**	**1,412**
200	**Net profit for the period**	**61,555**	**102,307**	**49,791**
	TOTAL LIABILITIES	**21,830,029**	**21,407,586**	**20,437,295**

	GUARANTEES AND COMMITMENTS	30 June 2005	31 December 2004	30 June 2004
10	**Guarantees issued**	**809,897**	**726,284**	**695,196**
	including:			
	- acceptances	*16,407*	*13,600*	*19,923*
	- other guarantees	*793,490*	*712,684*	*675,273*
20	**Commitments**	**1,689,931**	**878,470**	**934,841**

Consolidated and Parent Company half-year financial statements

Consolidated profit and loss account

PROFIT AND LOSS ACCOUNT	30 June 2005	31 December 2004	30 June 2004
10 Interest earned and similar income	**509,144**	**975,589**	**485,663**
including:			
- on customer loans	*472,105*	*891,357*	*441,165*
- on debt securities	*27,155*	*54,185*	*26,653*
20 Interest expense and similar charges	**-148,744**	**-303,750**	**-151,543**
including:			
- on customer deposits	*-41,445*	*-84,535*	*-42,395*
- on debt securities	*-74,330*	*-143,325*	*-71,136*
30 Dividends and other income	**8,787**	**8,582**	**8,334**
(a) on shares and other equity securities	560	528	373
(b) on participating interests	8,227	8,054	7,961
(c) on participating interests in Group companies	0	0	0
40 Commissions earned	**179,404**	**369,233**	**180,936**
50 Commissions expense	**-43,559**	**-83,614**	**-42,070**
60 Gains (losses) on financial transactions	**18,455**	**35,458**	**20,735**
70 Other operating income	**78,549**	**142,726**	**69,742**
80 Administrative expenses	**-365,506**	**-684,269**	**-347,869**
(a) staff costs	-215,733	-414,034	-210,322
including:			
- salaries and wages	*-154,625*	*-296,107*	*-152,051*
- social security contributions	*-37,869*	*-77,632*	*-38,338*
- staff severance pay	*-12,622*	*-23,755*	*-12,262*
- pensions and similar obligations	*-5,590*	*-8,280*	*-3,520*
(b) other administrative expenses	-149,773	-270,234	-137,547
90 Value adjustments to intangible assets and property, plant and equipment	**-48,028**	**-98,268**	**-48,670**
100 Provisions for risks and charges	**-13,277**	**-17,987**	**-10,248**
110 Other operating expenses	**-8,660**	**-32,052**	**-13,483**
120 Value adjustments to loans and to provisions for guarantee and commitments	**-64,234**	**-112,100**	**-58,495**
130 Value re-adjustments to loans and to provisions for guarantee and commitments	**32,822**	**41,021**	**25,143**
140 Provisions for loan losses	**-16,170**	**-24,289**	**-14,604**
150 Value adjustments to non-current financial assets	**-2,346**	**-2,348**	**-2,371**
160 Value re-adjustments to non-current financial assets	**160**	**158**	**44**
170 Profits/(Losses) of equity-valued holdings	**5,338**	**13,703**	**6,300**
180 Profit from ordinary activities	**122,135**	**227,793**	**107,544**
190 Exceptional income	**14,272**	**22,109**	**12,867**
200 Exceptional charges	**-5,147**	**-22,007**	**-9,997**
210 Gain (loss) on exceptional items	**9,125**	**102**	**2,870**
230 Change in reserve for general banking risks	**0**	**-620**	**0**
240 Income taxes for the period	**-60,190**	**-107,848**	**-52,624**
250 Profit for the period pertaining to minority interests	**-9,515**	**-17,120**	**-7,999**
260 Net profit for the period	**61,555**	**102,307**	**49,791**

Parent Company balance sheet

BALANCE SHEET		30 June 2005	31 December 2004	30 June 2004
10	**Cash on hand and with central banks and post offices**	**68,343**	**64,868**	**61,373**
20	**Italian government securities and similar securities eligible for refinancing with central banks**	**114,335**	**322,100**	**90,785**
30	**Amounts owing by banks**	**1,376,907**	**1,443,111**	**1,371,899**
	(a) sight	264,526	119,814	203,530
	(b) other	1,112,381	1,323,297	1,168,369
40	**Customer loans**	**8,637,629**	**8,358,748**	**7,766,931**
	including:			
	- loas from third-party funds under administration	*1,083*	*1,575*	*366*
50	**Bonds and other debt securities**	**1,366,036**	**1,016,324**	**1,330,343**
	(a) of public issuers	663,842	395,457	728,158
	(b) of banks	553,066	452,157	424,198
	including:			
	- own securities	*10,811*	*12,973*	*37,314*
	(c) of financial institutions	63,718	79,251	74,573
	(d) of other issuers	85,410	89,459	103,414
60	**Shares and other equity securities**	**73,264**	**55,438**	**41,986**
70	**Participating interests**	**286,444**	**312,543**	**313,302**
80	**Participating interests in Group companies**	**988,773**	**937,794**	**926,798**
90	**Intangible assets**	**27,918**	**29,089**	**32,830**
	including:			
	- goodwill	*8,799*	*9,385*	*9,972*
100	**Property, plant and equipment**	**176,834**	**185,759**	**190,577**
120	**Own shares (par value of 8 1,425.57)**	**5**	**0**	**29**
130	**Other assets**	**291,828**	**328,584**	**306,654**
140	**Accrued income and prepayments**	**86,097**	**77,545**	**76,350**
	(a) accrued income	78,006	74,728	71,582
	(b) prepayments	8,091	2,817	4,768
	including:			
	- issue discounts on securities	*1,906*	*1,660*	*1,409*
TOTAL ASSETS		13,494,413	13,131,903	12,509,857

LIABILITIES		30 June 2005	31 December 2004	30 June 2004
10	**Amounts owing to banks**	**1,264,788**	**1,307,454**	**1,028,916**
	(a) sight	352,376	534,773	309,222
	(b) at maturity date or notice	912,412	772,681	719,694
20	**Customer deposits**	**6,461,985**	**6,477,455**	**6,044,282**
	(a) sight	5,906,458	5,915,668	5,562,170
	(b) at maturity date or notice	555,527	561,787	482,112
30	**Debt securities issue**	**2,776,532**	**2,445,289**	**2,472,520**
	(a) bonds	2,533,766	2,212,966	2,180,508
	(b) certificates of deposit	147,605	161,872	205,390
	(c) other	95,161	70,451	86,622
40	**Third-party funds under administration**	**1,167**	**1,507**	**1,786**
50	**Other liabilities**	**446,275**	**413,778**	**507,980**
60	**Accrued liabilities and deferred income**	**74,854**	**70,658**	**73,048**
	(a) accrued liabilities	71,012	67,224	69,360
	(b) deferred income	3,842	3,434	3,688
70	**Provision for staff termination pay**	**119,118**	**116,352**	**116,776**
80	**Provisions for risks and charges**	**210,119**	**218,349**	**194,832**
	(a) provisions for pensions and similar obligations	118,237	116,988	116,009
	(b) tax provisions	28,806	46,699	24,222
	(c) oher provisions	63,076	54,662	54,601
90	**Provisions for loan losses**	**27,500**	**17,500**	**18,002**
100	**Reserve for general banking risks**	**62,476**	**62,475**	**62,475**
110	**Subordinated debt**	**961,808**	**945,608**	**962,190**
120	**Share capital**	**648,099**	**647,633**	**645,933**
130	**Share premiums**	**56,853**	**56,319**	**55,285**
140	**Reserves**	**291,563**	**254,552**	**255,269**
	(a) legal reserve	130,357	124,287	124,287
	(b) reserve for own shares	5	0	29
	(c) statutory reserves	10,328	10,309	10,997
	(d) oher reserves	150,873	119,956	119,956
170	**Net profit for the period**	**91,276**	**96,974**	**70,563**
TOTAL LIABILITIES		13,494,413	13,131,903	12,509,857

GUARANTEES AND COMMITMENTS		30 June 2005	31 December 2004	30 June 2004
10	**Guarantees issued**	**528,396**	**726,284**	**444,093**
	including:			
	- acceptances	*11,637*	*13,600*	*13,819*
	- other guarantees	*516,759*	*712,684*	*430,274*
20	**Commitments**	**1,334,527**	**878,470**	**747,911**

Parent Company profit and loss account

PROFIT AND LOSS ACCOUNT		30 June 2005	31 December 2004	30 June 2004
10	**Interest earned and similar income**	**231,029**	**438,531**	**218,149**
	including:			
	- on customer loans	*197,524*	*374,383*	*187,602*
	- on debt securities	*15,410*	*30,643*	*14,913*
20	**Interest expense and similar charges**	**-86,354**	**-163,714**	**-81,023**
	including:			
	- on customer deposits	*-28,461*	*-59,378*	*-29,899*
	- on debt securities	*-42,167*	*-79,597*	*-40,110*
30	**Dividends and other income**	**67,540**	**54,540**	**52,573**
	(a) on shares and other equity securities	504	451	310
	(b) on participating interests	9,755	9,474	9,443
	(c) on participating interests in Group companies	57,281	44,615	42,820
40	**Commissions earned**	**87,070**	**173,765**	**86,030**
50	**Commissions expense**	**-10,506**	**-18,027**	**-8,934**
60	**Gains (losses) on financial transactions**	**16,578**	**31,734**	**18,763**
70	**Other operating income**	**47,646**	**81,598**	**38,195**
80	**Administrative expenses**	**-192,660**	**-366,549**	**-184,437**
	(a) staff costs	-116,340	-221,502	-112,994
	including:			
	- salaries and wages	*-85,300*	*-160,829*	*-83,238*
	- social security contributions	*-18,426*	*-39,942*	*-18,991*
	- staff severance pay	*-7,435*	*-13,843*	*-7,163*
	- pensions and similar obligations	*-2,996*	*-2,379*	*-1,129*
	(b) other administrative expenses	-76,320	-145,047	-71,443
90	**Value adjustments to intangible assets and property, plant and equipment**	**-17,345**	**-36,800**	**-18,387**
100	**Provisions for risks and charges**	**-9,701**	**-9,577**	**-7,115**
110	**Other operating expenses**	**-1,482**	**-3,703**	**-1,106**
120	**Value adjustments to loans and to provisions for guarantees and commitments**	**-28,418**	**-47,577**	**-25,912**
130	**Value re-adjustments to loans and to provisions for guarantees and commitments**	**20,781**	**21,156**	**12,605**
140	**Provisions for loan losses**	**-12,719**	**-17,500**	**-12,000**
150	**Value adjustments to non-current financial assets**	**-2,520**	**-2,599**	**-2,368**
160	**Value re-adjustments to non-current financial assets**	**10**	**37**	**37**
170	**Profit from ordinary activities**	**108,949**	**135,315**	**85,070**
180	**Exceptional income**	**11,279**	**14,289**	**9,778**
190	**Exceptional charges**	**-6,775**	**-12,892**	**-6,185**
200	**Gain (loss) on exceptional items**	**4,504**	**1,397**	**3,593**
220	**Income taxes for the period**	**-22,177**	**-39,738**	**-18,100**
230	**Net profit for the period**	**91,276**	**96,974**	**70,563**

Notes to consolidated financial statements and supplementary information

Valuation methods and accounting policies

Consolidation area

The consolidated half-year financial statements comprise the financial statements of the Parent Company and of the following companies which either are banks or finance companies or whose only or principal activity is to provide services to the other Group companies, as defined in Article 59 of Legislative Decree No. 385 of 1993:

- Cassa di Risparmio di Pistoia e Pescia S.p.A. – bank
- Cassa di Risparmio di Civitavecchia S.p.A. -- bank
- Cassa di Risparmio di Orvieto S.p.A. – bank
- Cassa di Risparmio di Mirandola S.p.A. – bank
- Cassa di Risparmio della Spezia S.p.A. – bank
- Centro Riscossione Tributi - CERIT S.p.A. - finance company
- Società Riscossione Tributi - SRT S.p.A. – finance company
- CR Firenze Gestion Internationale S.A. - finance company
- *Infogroup S.p.A. - service company*
- Findomestic Banca S.p.A. - bank (*)
- Findomestic Leasing S.p.A. – finance company (*)
- Credial S.p.A. – finance company (*)
- Credirama Italia S.p.A. - finance company (*)

(*) These companies belong to the Findomestic Group, 50% consolidated on a proportional basis as it is subject to joint control pursuant to Article 35 of Legislative Decree No. 87/1992.

The Parent Company directly or indirectly holds controlling voting rights at ordinary shareholders' meetings of the above companies, except in the case of Findomestic Group companies in which, following the agreements signed with the BNP-Paribas Group, it exercises joint control pursuant to Article 35 of Legislative Decree No. 87 of 1992. The consolidated half-year financial statements do not include the financial statements of subsidiaries which fall within the categories of companies which should not be consolidated pursuant to the law or the directives of the Bank of Italy relating to the consolidated financial statements of banking groups.

Consolidation methods

The companies listed above have been consolidated on a line-by-line basis, with the exception of Findomestic Group companies which have been consolidated on a proportional basis.

The portion of net equity of consolidated companies pertaining to the Group has been eliminated against the carrying value of the investments held with reference to the equities as of 31 December 1992 (the first date on which Cassa di Risparmio di Firenze S.p.A. prepared consolidated financial statements) or at the acquisition date of the investments if subsequent to that date. Any positive or negative differences arising from the elimination of the carrying value of the investments are recorded, if appropriate, in the pertinent equity accounts of the consolidated balance sheet, without being offset against one another.

Shortfalls if any of book values under the relative portion of their equities is recorded as "Negative differences arising on consolidation" after having checked that such shortfalls do not relate to assets or liabilities carried in the books of the investee consolidated companies. Should the book values be in excess of the relative portion of their equities, the difference is recorded if appropriate as "Goodwill arising on consolidation" and amortised on a straight-line basis over 10 years, in consideration of the time period needed to recover the investment made.

The portions of equity and profits pertaining to minority interests are recorded in the consolidated financial statements as "Minority interests" in the consolidated balance sheet and "Profit for the year pertaining to minority interests" in the consolidated profit and loss account, as required by Article 33 of Legislative Decree No. 87 of 1992.

Accounts receivable and payable and transactions in the year between consolidated companies (which are governed by normal market conditions) are eliminated, and any net differences which cannot be exactly reconciled are recorded as "Other assets" or "Other liabilities" in the case of balance sheet items and "Exceptional income" or "Exceptional charges" if relative to profit and loss account items. In particular, gains or losses stemming from transactions between consolidated companies, other than from operations in securities, foreign exchange and other financial instruments, are reversed if they relate to items still held by the Group. Dividends, value adjustments and value re-adjustments relating to holdings in consolidated companies are also eliminated.

Interim financial statements used in the preparation of the consolidated half-year financial statements

The consolidated half-year financial statements have been prepared using the financial statements of the individual consolidated companies approved by their Boards of Directors. Such financial statements are reclassified, where necessary, to conform to the valuation methods and accounting principles adopted by the Parent Company.

1. Loans, guarantees and commitments

Loans, including principal still to fall due and principal which is due but not yet collected, and accrued interest receivable under contract and default interest, are stated at estimated realisable value taking account of the specific financial position of the debtors and whether they reside in countries deemed to be "at risk" by the Bank of Italy. Coming to detail, they have been recorded in the financial statements using the valuation methods described hereunder.

1.1 Amounts owing by banks:

- nominal value for loans which do not present any problems as to the solvency of borrowers, whether Italian or foreign;
- nominal value, reduced by loss estimates provided for with a global provision, for loans to foreign banks which, though not currently presenting any financial difficulties, are resident in "risk countries" as defined by Bank of Italy instructions; in these circumstances, the loss estimates are calculated applying percentages established by the Supervisory Authority.

1.2 Ordinary customer loans:

- nominal value for regular loans, reduced by global loss provisions for estimated underlying losses of value; these are measured on the basis of a forecast made on the development of the loan risk trend using:
  a) an estimate of the amount of regular loans which should presumably present recovery difficulties subsequent to the balance sheet date;
  b) a calculation of the potential losses on positions indicated at item a) above, obtained by applying the historical average percentage of losses which have materialised over the most recent years;
- nominal value, reduced by specific provisions for estimated losses on all positions where there are objective difficulties in recovering the credit, and for which losses have been already identified and quantified or which might arise in the future. Such credits include: doubtful loans, non-performing loans, restructured loans and loans in the process of being restructured. For loans to residents in "risk countries" as defined by the Bank of Italy, global provisions are calculated using the same methods as used for loans to foreign banks. As for loans deemed to be recoverable and which, in consequence, are not subject to further value adjustments, provisions for loan losses have been set up on the liabilities side of the balance sheet as a matter of prudence, as permitted by Article 20, item 6, of Legislative Decree No. 87 of 1992.

1.3 Guarantees and commitments:
Guarantees issued and commitments to disburse funds which involve credit risks are stated at the overall value of the commitment undertaken. Specific provisions for losses have been set up in the case of customers in financial difficulty resident in Italy. Global loss provisions have been made for endorsement credits issued in favour of residents in "risk countries" as defined by the Bank of Italy using the same criteria as for loans.
The loss provisions, determined in the above manner, are entered under the balance sheet liability item "Provisions for risks and charges on guarantees and commitments".

2. Securities and off balance sheet items (excluding those in foreign currency)

2.1 Investment securities
Investment securities, which are intended to be kept as stable investments, are entered according to the "constant weighted average cost" and are valued at purchase or subscription cost adjusted by the accrued portion of issue discounts or negotiation charges; they are written down in cases of permanent impairment in the solvency of the issuer or country risks affecting the refunding of the debt.
The positive or negative difference between the acquisition cost and redemption value of investment securities is taken to interest earned or interest expense for the year on an accruals basis.
Global provisions are calculated in respect of securities issued in "risk countries" (as defined by the Bank of Italy), on the same bases as used for loans.

2.2 Trading-account securities
Trading-account securities are recorded on the constant weighted average cost method which consists of releasing sold securities from the accounts at the average cost for the whole category of similar securities, regardless of the period when they were purchased.
At the quarter-end, trading-account securities are valued on the following methods:

- Listed fixed-income and equity securities on organised markets are valued at market pursuant to Article 20, paragraph 1.b, of Legislative Decree No. 87 of 1992, where market value is deemed to be the price in markets where they are quoted for the last day of the period. All gains or losses stemming from such valuations are recorded in the consolidated profit and loss account with "Gains (losses) on financial transactions".
- Unlisted fixed-income and equity securities are valued at purchase cost calculated using the same accounting method as for listed trading-account securities. Such cost is adjusted, where necessary, to take account of market trends and losses in value, in accordance with Article 20, paragraph 2, of Legislative Decree No. 87 of 1992, taking as a basis the market value of securities with similar characteristics traded in Italy and abroad.

As far as the units held in UCITS are concerned, the assessments of the open-end funds reflect the value of the last day of the period as calculated by the asset management company; closed-end funds are valued at their purchase cost, adjusted if necessary for any value losses deemed long-term.
Trading-account securities pertaining to the Supplementary Pension Fund, which was set up pursuant to Article 2117 of the Civil Code, are valued, following the decision of the Pension Fund's Management Committee, at the market price on the last day of the year, if listed, or at purchase cost, if not listed.
Global provisions are calculated in respect of securities issued in "risk countries" (as defined by the Bank of Italy), on bases similar to those used for loans.
Bank certificates of deposit are valued at purchase cost.
Repurchase and resale agreements are considered respectively as borrowing or lending financial transactions, pursuant to Bank of Italy instructions.

2.3 Own shares

Own shares recorded at the year-end, which are held with the sole purpose of trading within the limits established by a specific resolution of the Board of Directors, are valued at market applying the same method as for listed equities. Pursuant to the requirements of article 2357-ter of the Civil Code, such shares are entirely matched by a specific and restricted equity reserve.

2.4 Off balance sheet transactions

Should the value of any securities to be received or delivered be lower or higher than their respective settlement prices or market values, the latter being determined using the same method as for trading-account securities, the difference is taken up in a specific balance sheet item under "Other liabilities" or "Other assets".

Derivatives contracts made for trading purposes are valued at current market value: the margins resulting from this valuation are taken to "Gains(losses) on financial transactions" in the consolidated profit and loss account. Hedging transactions, which mainly relate to bonds issued by the Bank, are valued consistently with the assets and liabilities hedged, in accordance with the accruals method of accounting, and gains or losses thereon are taken to "Interest earned" or "Interest expense" in the profit and loss account, as the case may be.

For derivatives contracts relating to the Supplementary Pension Fund, a specific balance sheet liability item has been set up with the "Provisions for risks and charges on guarantees and commitments", pursuant to a decision taken by the Pension Fund's Management Committee. This account, which in fact is at the charge of the Supplementary Pension Fund, represents the potential shortfall relating to derivatives contracts.

3. Participating interests

Participating interests are valued as follows:

a) on the equity method, for subsidiary companies for which there is reason not to consolidate them, and non-subsidiary companies in which the parent company directly or indirectly holds 20% or more of voting rights at ordinary shareholders' meetings: any shortfall in book values under the pertinent portion of accounting shareholders' equity are taken to Negative differences on equity-valued holdings, after checking that they are not attributable to assets or liabilities in the financial statements of the investee companies. Should the book values exceed the pertinent portion of share holders' equity, the excess is recorded, where appropriate, as Goodwill on equity-valued holdings and amortised on a straight-line basis over ten years in consideration of the time span needed to recover the investment made;

b) at purchase or subscription cost, reduced by losses considered to be permanent in nature, for other companies, and for all companies which are being voluntarily wound up.

Options on participating interests held at the end of the period and which can be valued are valued in a manner consistent with the holding to which they relate and the relevant values are shown in the notes to the consolidated financial statements in the table "Forward transactions".

Dividends are recorded at the time the dividends are collected, which usually means the year in which the dividend distribution is resolved.

4. Foreign currency assets and liabilities

Transactions in foreign currency are recorded taking account of their settlement dates.

Assets, liabilities and off balance sheet *spot* transactions in foreign currency not yet settled are translated using the year-end spot exchange rates. Off balance sheet *forward* transactions are translated using the year-end forward exchange rates corresponding to the maturity dates of the transactions. Other off balance sheet transactions, represented by derivatives contracts, are valued on the basis of market prices in the case of trading transactions, whereas contracts made for hedging purposes are valued in a manner consistent with the assets and liabilities hedged.

5. Property, Plant and equipment

Buildings, plant, furniture and equipment are stated at purchase cost including related charges. In the case of buildings, improvement costs are also included. In the past, buildings have been revalued in accordance with specific laws.

The cost of ordinary maintenance, repairs, modernisation and alterations is charged to the consolidated profit and loss account as incurred.

Property and equipment are entered in relation to their residual useful life, adjusting the "gross" book value, as determined above, of accumulated depreciation calculated by applying the standard rates set forth by fiscal regulations, deemed representative of the estimated useful life of the material goods in terms of physical wear and tear and any loss of value caused by technological innovation.

No depreciation is taken on works of art as their value is deemed to increase over time.

6. Intangible assets

Deferred charges are recorded as balance sheet assets with the consensus of the Board of Statutory Auditors.

Intangible assets are recorded at acquisition cost, which, on an annual basis, is adjusted by amortisation thereon charged to the consolidated profit and loss account, on the following methods:

- the cost of restructuring leased properties to make them suitable for use by the bank is amortised over the lesser of the remaining lease periods and five years, in accordance with Article 16 of Legislative Decree 87 of 1992;
- in accordance with the provisions of Article 16, paragraph 2, of Legislative Decree No. 87 of 1992, goodwill is amortised over a period not to exceed the presumable duration of its use, generally deemed equivalent to at least 10 years if this investment refers to the acquisition of bank branches;
- other intangible assets, including software for multi-year use, are amortised in relation to the period over which they may by used, but not over a period exceeding 5 years.

Available reserves at the year-end exceed the balance of deferred charges not yet amortised, and thus no restrictions (relating to the distribution of dividends) exist with respect to paragraph 1 of Article 16 of Legislative Decree 87 of 1992.

7. Other items

7.1 Liabilities

Liabilities are carried at nominal value. Any difference between the nominal value of placed bonds and the amount in fact to be collected is, using the accruals method of accounting, charged off in the consolidated profit and loss accounts of the periods covered by the relative bond repayment schedules.

Liabilities represented by zero coupon debt securities are carried at issue price increased by the interest accrued on them. Liabilities also include repurchase agreements on securities, which are recorded at spot price.

7.2 Accrued income and prepaid expenses, and accrued liabilities and deferred income
These are calculated on an accrual basis.

7.3 Provision for staff termination pay
The provision for staff termination pay reflects all severance entitlements accrued in favour of employees as of the end of the year in accordance with the relative legislation and labour contracts.

7.4 Provisions for risks and charges
These provisions do not represent reductions to the carrying value of assets. They are intended to cover, pursuant to Article 9, paragraph 2, of Legislative Decree No. 87 of 1992, losses, charges and liabilities whose nature is determined and whose existence is certain or else will probably arise, regarding which, at the balance sheet date, there is uncertainty as to the amount involved or the date on which they might eventually materialise. These provisions are classified in accordance with the criteria described hereunder, identified according to the directives issued by the Bank of Italy.

a) - Provisions for pensions and similar obligations
These provisions have been set up to cover obligations under the in-house supplementary pension fund. They are adequate to cover the actuarial liabilities calculated by an independent actuary and are in accordance with the terms of the relative company labour agreements.

b) – Provisions for taxes
The entity of these provisions, determined applying prudential criteria and taking into account any opportunities allowed by current tax regulations, is suitable to cover estimated current and deferred direct tax liabilities. They also include provisions for indirect taxes relating to the period but not yet settled.
The amount corresponding to advance tax assets is carried in the consolidated balance sheet with "Other assets", pursuant to the instructions issued by the Bank of Italy.

c) - Other provisions
Provisions for risks and charges on guarantees and commitments
These comprise provisions to cover estimated losses on guarantees issued and commitments assumed, including those relating to the assets contributed to the Supplementary Pension Fund.
Provision for miscellaneous risks and charges
This provision is intended to cover potential liabilities which could arise from the development of unfavourable contractual conditions linked to sales of holdings and from the outcome of customer claims or claw-back actions taken against the Group in connection with insolvency proceedings and other legal suits, estimated on the basis, respectively, of the outcome of previous disputes of a similar nature and the prudent assessment of the Directors.
Provision for staff charges
This provision is intended to cover estimated potential charges relating to staff.
Provision at the disposal of the Shareholders' Meeting
This provision covers the amounts to be spent, on the basis of Shareholder resolutions allocating net profits, for purposes decided at the Shareholders' Meetings.

7.5 Provisions for loan losses

These provisions relate to loans principal which at present are expected to be recovered. They are tax-exempt and have not been deducted from the relative assets because they have been set up, pursuant to article 20, item 6, of Legislative Decree 87 of 1992, to cover only potential risks, since in the future, on the occasion of loan evaluations being made on a specific or global basis, loan downward adjustments could arise exceeding the amounts already estimated.

7.6 Reserve for general banking risks

The reserve for general banking risks has been set up as general cover for business risks inherent in banking activities. The reserve is accordingly in the nature of an equity reserve, consistent with Bank of Italy directions.

7.7 Statutory reserve

Pursuant to Article 14 of Law No. 745 of 10 May 1938, any excess amounts realised by the Group's pawn agency from the sale of pawned assets, which have become statute-barred as a result of non-collection by the borrowers, are credited to this reserve.

Notes to consolidated financial statements and supplementary information

Information on the consolidated half-year balance sheet

1. Distribution by sector of customer loans (line 40 of Assets)

	30 June 2005 Amount	30 June 2005 % on total	31 December 2004 Amount	31 December 2004 % on total	Change % in amount
a) Governments	67,358	0.4%	52,013	0.3%	29.5%
b) other public entities	324,848	2.0%	311,579	2.0%	4.3%
c) non-financial companies	7,195,604	44.4%	7,008,629	45.0%	2.7%
d) financial companies	572,311	3.5%	659,279	4.2%	-13.2%
e) family-run businesses	1,225,185	7.6%	1,173,161	7.5%	4.4%
f) households (consumers)	6,076,719	37.5%	6,104,880	39.2%	-0.5%
g) other	756,746	4.7%	258,002	1.7%	193.3%
Total	16,218,771	100.0%	15,567,543	100.0%	4.2%

2. Distribution of loans to resident non-financial companies and family-run businesses

	30 June 2005 Amount	30 June 2005 % on total	31 December 2004 Amount	31 December 2004 % on total	Change % in amount
a) Commercial services	1,549,842	18.4%	1,553,180	19.1%	-0.2%
b) Textiles, leather, footwear and apparel	662,789	7.9%	667,085	8.2%	-0.6%
c) Other sales services	1,371,312	16.3%	1,494,149	18.3%	-8.2%
d) Construction and public works	1,237,373	14.7%	1,150,175	14.1%	7.6%
e) Farming, forestry and fishing products	572,565	6.7%	509,830	6.3%	12.3%
g) Other areas	3,026,902	35.9%	2,773,685	34.0%	9.1%
Total	8,420,783	100.0%	8,148,104	100.0%	3.3%

"Other areas" mainly include the sectors "Hotel and public outlets services", "Food products", "Other industrial products" and "Energy products".

3. Distribution of guarantees issued (line 10. Guarantees and Commitments) by main categories of counterparts

	30 June 2005 Amount	30 June 2005 % on total	31 December 2004 Amount	31 December 2004 % on total	Change % in amount
a) Governments	0	0.0%	0	0.0%	0.0%
b) other public entities	7,348	0.9%	7,060	1.0%	4.1%
c) banks	53,915	6.7%	52,616	7.2%	2.5%
d) non-financial companies	678,851	84.5%	586,317	80.7%	15.8%
e) financial companies	11,239	1.4%	27,166	3.7%	-58.6%
f) family-run businesses	23,508	3.0%	22,732	3.2%	3.4%
g) other	28,616	3.6%	30,391	4.2%	-5.8%
Total	803,477	100.0%	726,282	100.0%	10.6%

4. Material Risks

	30 June 2005	31 December 2004	% Change
a) amount	229,344	297,412	-22.9%
b) number	1	1	0%

5. Assets and liabilities distribution by maturity date

Items / Residual maturities	Fixed maturity							Without fixed maturity	Grand Total
	sight	up to 3 months	over 3 months up to 12 months	over 1 year up to 5 years		over 5 years			
				fixed rate	indexed rate	fixed rate	indexed rate		
1. Assets	**3,950,797**	**6,250,402**	**5,677,678**	**6,988,131**	**3,931,507**	**1,881,210**	**3,217,048**	**1,020,888**	**32,917,661**
1.1 Refinanceable Treasury securities	0	11,668	35,650	15,698	94,183	481	3,068	0	160,748
1.2 Amounts owing by banks	229,313	296,525	251,376	185,000	0	0	13,410	83,662	1,059,286
1.3 Customer loans	3,598,500	1,883,940	2,030,965	2,214,381	2,368,689	828,195	2,356,875	937,226	16,218,771
1.4 Bonds and other debt securities	1,451	210,950	234,766	155,595	1,195,400	87,712	345,981	0	2,231,855
1.5 Off balance sheet transactions	121,533	3,847,319	3,124,921	4,417,457	273,235	964,822	497,714	0	13,247,001
2. Liabilities	**9,909,066**	**5,248,646**	**6,019,698**	**5,249,310**	**3,794,596**	**1,038,211**	**891,829**	**22**	**32,151,378**
2.1 Amounts owing to banks	517,167	620,165	645,754	547,804	446,738	98,564	10,000	0	2,886,192
2.2 Customer deposits	8,822,271	842,396	112,489	0	5,489	0	42	20	9,782,707
2.3 Debt securities									
- bonds	82,910	200,082	1,039,551	645,941	2,716,391	48,208	105,154	0	4,838,237
- certificates of deposit	11,117	131,488	117,069	12,974	3,042	0	0	0	275,690
- other securities	107,743	0	0	0	0	0	0	0	107,743
2.4 Subordinated debt	0	0	0	0	332,608	0	681,200	0	1,013,808
2.5 Off balance sheet transactions	367,858	3,454,515	4,104,835	4,042,591	290,328	891,439	95,433	2	13,247,001

6. Geographic distribution of assets and liabilities

Items / Countries	30 June 2005				31 December 2004				% Change			
	Italy	Other EU countries	Other countries	Total	Italy	Other EU countries	Other countries	Total	Italy	Other EU countries	Other countries	Total
1. Assets	**18,957,187**	**701,925**	**93,623**	**19,752,735**	**18,308,215**	**657,857**	**190,434**	**19,156,506**	**3.5%**	**6.7%**	**-151.5%**	**3.1%**
1.1 Amounts owing by banks	871,388	170,288	17,610	1,059,286	906,321	222,626	74,956	1,203,903	3.9%	23.5%	76.5%	12.0%
1.2 Customer loans	16,166,667	48,606	3,498	16,218,771	15,516,836	44,753	5,954	15,567,543	4.2%	8.6%	41.2%	4.2%
1.3 Securities	1,919,132	483,031	72,515	2,474,678	1,885,058	390,478	109,524	2,385,060	1.8%	23.7%	33.8%	3.8%
2. Liabilities	**17,022,883**	**1,651,733**	**229,761**	**18,904,377**	**16,640,572**	**1,590,952**	**233,023**	**18,464,547**	**2.3%**	**3.8%**	**-1.4%**	**2.4%**
2.1 Amounts owing to banks	2,353,815	334,692	197,685	2,886,192	2,365,585	131,017	196,941	2,693,543	-0.5%	155.5%	0.4%	7.2%
2.2 Customer deposits	9,723,124	28,003	31,580	9,782,707	9,768,950	24,453	35,561	9,828,964	-0.5%	14.5%	-11.2%	-0.5%
2.3 Debt securities	4,512,614	708,801	255	5,221,670	4,104,258	855,245	265	4,959,768	9.9%	-17.1%	-3.8%	5.3%
2.4 Other	433,330	580,237	241	1,013,808	401,779	580,237	256	982,272	7.9%	0.0%	5.9%	3.2%
3. Guarantees and commitments	**2,066,342**	**421,628**	**5,437**	**2,493,407**	**1,250,361**	**104,957**	**12,164**	**1,367,482**	**65.3%**	**301.7%**	**-55.3%**	**82.3%**

7. Assets and liabilities denominated in foreign currency

	30 June 2005	31 December 2004	% Change
7.1) assets	**352,351**	**365,990**	**-3.7%**
1. Amounts owing by banks	194,954	226,623	-14.0%
2. Customer loans	145,819	132,472	10.1%
3. Securities	5,509	2,726	102.1%
4. Participating interests	0	165	-100.0%
5. Other	6,069	4,004	51.6%
7.2) liabilities	**424,337**	**271,246**	**56.4%**
1. Amounts owing to banks	345,202	185,417	86.2%
2. Customer deposits	79,135	85,829	-7.8%
3. Debt securities	0	0	0.0%
4. Other	0	0	0.0%

8. Amounts owing by banks

8.1 Loans situation

Categories / Values	30 June 2005 Gross exposure	Total value adjustments	Net exposure	31 December 2004 Gross exposure	Total value adjustments	Net exposure
A. Problem loans	*85*	*26*	*59*	*22*	*7*	*15*
A.1. Doubtful loans	0	0	0	0	0	0
A.2. Non-performing loans	0	0	0	0	0	0
A.3. Loans being restructured	0	0	0	0	0	0
A.4. Restrucured loans	0	0	0	0	0	0
A.5. Unsecured loans to risk countries	85	26	59	22	7	15
B. Regular loans	*1,059,227*	*0*	*1,059,227*	*1,203,888*	*0*	*1,203,888*

8.2 Movements in problem loans

Categories / Values	Doubtful loans	Non-performing loans	Loans being restructured	Restructured loans	Unsecured loans to risk countries
A. Gross opening balance	**0**	**0**	**0**	**0**	**22**
A.1. including: default interest	*0*	*0*	*0*	*0*	*0*
B. Increases	*0*	*0*	*0*	*0*	*94*
B.1. Transfers from regular loans	0	0	0	0	0
B.2. Default interest	0	0	0	0	0
B.3. Transfers from other categories of problem loans	0	0	0	0	0
B.4. Other increases	0	0	0	0	94
C. Decreases	*0*	*0*	*0*	*0*	*31*
C.1. Transfers to regular loans	0	0	0	0	0
C.2. Write-offs	0	0	0	0	0
C.3. Collections	0	0	0	0	31
C.4. Ceded	0	0	0	0	0
C.5. Transfers to other categories of problem loans	0	0	0	0	0
C.6. Other decreases	0	0	0	0	0
D. Gross closing balance	**0**	**0**	**0**	**0**	**85**
D.1. including: default interest receivable	*0*	*0*	*0*	*0*	*0*

8.3 Movements on total value adjustments

Categories / Values	Doubtful loans	Non-performing loans	Loans being restructured	Restructured loans	Unsecured loans to risk countries	Regular loans
A. Total opening value adjustments	**0**	**0**	**0**	**0**	**7**	**0**
A.1. including: to default interest	*0*	*0*	*0*	*0*	*0*	*0*
B. Increases	*0*	*0*	*0*	*0*	*19*	*0*
B.1. Value adjustments	0	0	0	0	14	0
B.1.1. including: to default interest	*0*	*0*	*0*	*0*	*0*	*0*
B.2. Utilisation of provisions for doubtful loans	0	0	0	0	0	0
B.3. Transfers from other categories of problem loans	0	0	0	0	0	0
B.4. Other increases	0	0	0	0	5	0
C. Decreases	*0*	*0*	*0*	*0*	*0*	*0*
C.1. Value re-adjustments	0	0	0	0	0	0
C.1.1. including: to default interest	*0*	*0*	*0*	*0*	*0*	*0*
C.2. Value re-adjustments for collection	0	0	0	0	0	0
C.2.1. including: to default interest	*0*	*0*	*0*	*0*	*0*	*0*
C.3. Write-offs	0	0	0	0	0	0
C.4. Transfers to other categories of problem loans	0	0	0	0	0	0
C.6. Other decreases	0	0	0	0	0	0
D. Total closing value adjustments	**0**	**0**	**0**	**0**	**26**	**0**
D.1. including: to default interest	*0*	*0*	*0*	*0*	*0*	*0*

9. Customer loans

9.1 Loans situation

Categories / Values	30 June 2005 Gross exposure	Total value adjustments	Net exposure	31 December 2004 Gross exposure	Total value adjustments	Net exposure
A. Problem loans	*642,764*	*261,766*	*380,998*	*649,462*	*252,086*	*397,376*
A.1. Doubtful loans	378.731	204.745	173.986	365.548	194.682	170.866
A.2. Non-performing loans	228.881	56.183	172.698	278.940	56.514	222.426
A.3. Loans being restructured	0	0	0	0	0	0
A.4. Restructured loans	34.031	502	33.529	3.424	535	2.889
A.5. Unsecured loans to risk countries	1.121	336	785	1.550	355	1.195
B. Regular loans	*15,881,850*	*44,077*	*15,837,773*	*15,214,218*	*44,051*	*15,170,167*

Sub-item A.1 includes an amount equal to 8 0.8 million related to Parent Company's securities which are in default. These are valued at their market value and are entered in the half-year report, net of write-downs.

The value adjustment to regular loans corresponds to the "underlying" losses on such credits based on the type of risk inherent in the loans portfolio. Given that our Group's loans are not particularly concentrated in any given sector or country, the related risk is considered almost entirely as the so-called "general inherent risk"; this risk is covered by a global provision determined at the period-end as follows:

- an estimate is made of new doubtful loans for the subsequent period which, on the basis of historical analyses, should come directly out of regular loans;
- a historic average percentage of losses on customer loans is computed for the last two years, comparing the "Value adjustments to loans and provisions for guarantees and commitments" in the consolidated profit and loss account (net of the relative value re-adjustments) to the amount of "gross" problem loans;
- by applying the above historic average percentage of losses as determined above to the said forecast problem loans, a figure is obtained representing the amount of the general inherent risk for our bank at the period-end closing date.

Finally, it should be noted that, in accordance with Bank of Italy instructions, provisions for loan losses totalling 8 35.5 million at the period-end are carried on line 90 of liabilities in the consolidated balance sheet to cover any possible further risks on all loan categories.

9.2 Movements in problem loans

Categories / Values	Doubtful loans	Non-performing loans	Loans being restructured	Restructured loans	Unsecured loans to risk countries
A. Gross opening balance	**365,548**	**278,940**	**0**	**3,424**	**1,550**
A.1. including: default interest	*40,149*	*320*	*0*	*0*	*0*
B. Increases	*71,097*	*149,801*	*0*	*34,031*	*241*
B.1. Transfers from regular loans	15,300	124,713	0	1,836	50
B.2. Default interest	5,605	215	0	0	63
B.3. Transfers from other categories of problem loans	46,347	3,522	0	32,178	10
B.4. Other increases	3,845	21,351	0	17	118
C. Decreases	*57,914*	*199,860*	*0*	*3,424*	*670*
C.1. Transfers to regular loans	84	24,444	0	0	446
C.2. Write-offs	32,567	7,763	0	0	0
C.3. Collections	24,383	88,315	0	220	160
C.4. Ceded	567	183	0	0	14
C.5. Transfers to other categories of problem loans	311	78,533	0	3,204	0
C.6. Other decreases	2	622	0	0	50
D. Gross closing balance	**378,731**	**228,881**	**0**	**34,031**	**1,121**
D.1. including: default interest	*40,070*	*354*	*0*	*0*	*0*

9.3 Movements in total value adjustments

Categories / Values	Doubtful loans	Non-performing loans	Loans being restructured	Restructured loans	Unsecured loans to risk countries	Regular loans
A. Total opening value adjustments	**194,682**	**56,514**	**0**	**535**	**355**	**44,051**
A.1. including: to default interest	*40,149*	*320*	*0*	*0*	*0*	*0*
B. Increases	*53,327*	*41,077*	*0*	*155*	*15*	*10,108*
B.1. Value adjustments	25,712	36,365	0	71	15	8,891
B.1.1. including: to default interest	*3,552*	*113*	*0*	*0*	*0*	*0*
B.2. Utilisation of provisions for doubtful loans	663	7	0	0	0	7
B.3. Transfers from other categories of problem loans	24,804	4,560	0	84	0	664
B.4. Other increases	2,148	145	0	0	0	546
C. Decreases	*43,264*	*41,408*	*0*	*188*	*34*	*10,082*
C.1. Value re-adjustments	1,679	8,704	0	4	17	3213
C.1.1. including: to default interest	*201*	*36*	*0*	*0*	*0*	*0*
C.2. Value re-adjustments for collections	8,691	5,635	0	0	16	558
C.2.1. including: to default interest	*2,475*	*162*	*0*	*0*	*0*	*0*
C.3. Write-offs	32,251	4,564	0	0	0	65
C.4. Transfers to other categories of problem loans	566	22,497	0	184	1	5543
C.6. Other decreases	77	8	0	0	0	703
D. Total closing value adjustments	**204,745**	**56,183**	**0**	**502**	**336**	**44,077**
D.1. including: to default interest	*40,070*	*354*	*0*	*0*	*0*	*0*

10. Secured customer loans

	30 June 2005	31 December 2004	% Change
a) by mortgages	5,391,019	5,015,809	7.5%
b) by pledges on:	273,297	245,226	11.4%
1. cash deposits	24,297	23,565	3.1%
2. securities	167,748	142,184	18.0%
3. other assets	81,252	79,477	2.2%
c) by guarantees of:	2,262,491	2,313,811	-2.2%
1. Governments	0	0	0.0%
2. other public entities	84	1,929	-95.6%
3. banks	42,678	74,464	-42.7%
4. others	2,219,729	2,237,418	-0.8%
Total	7,926,807	7,574,846	4.6%

11. Amounts due by central banks

	30 June 2005	31 December 2004	% Change
Amounts due by Bank of Italy	102,751	85,040	20.8%

12. Securities

12.1 Investment securities

	30 June 2005 Book value	30 June 2005 Market value	31 December 2004 Book value	31 December 2004 Market value	% Change Book value	% Change Market value
1. Debt securities	**61,529**	**65,216**	**61,659**	**64,650**	**-0.2%**	**0.9%**
1.1 Government securities	45,721	49,223	45,727	48,308	0.0%	1.9%
- listed	*45,721*	*49,223*	*45,727*	*48,308*	*0.0%*	*1.9%*
- unlisted	*0*	*0*	*0*	*0*	*0.0%*	*0.0%*
1.2 Other securities	15,808	15,993	15,932	16,342	-0.8%	-2.1%
- listed	*15,246*	*15,431*	*15,369*	*15,779*	*-0.8%*	*-2.2%*
- unlisted	*562*	*562*	*563*	*563*	*-0.2%*	*-0.2%*
2. Equity securities	**0**	**0**	**188**	**188**	**-100.0%**	**-100.0%**
- listed	*0*	*0*	*188*	*188*	*-100.0%*	*-100.0%*
- unlisted	*0*	*0*	*0*	*0*	*0.0%*	*0.0%*
Total	61,529	65,216	61,847	64,838	-0.5%	0.6%

It should be noted that the item "Other securities - unlisted" comprises junior securities issued by Findomestic Securitization Vehicle S.r.l. and Master Dolfin S.r.l. and subscribed by Findomestic Banca S.p.A., for a total of 8 0.3 million, in connection with the securitisation transactions made by the latter. In this regard, note that the abovementioned securities are recorded in the accounts at purchase or subscription cost, adjusted if appropriate on the basis of the extent to which it is foreseen that the loans transferred will be recovered.

Investment securities are kept distinct from trading-account securities, the relative data being handled separately in the EDP procedures for the entire securities portfolio.

The following differences were found between the book value and the redemption value at the expiration of investment securities:

	30 June 2005		31 December 2004		% Change	
	Book value	Redemption value	Book value	Redemption value	Book value	Redemption value
BTP 5/09	35,222	35,337	35,207	35,810	0.0%	-1.3%
BTP 11/09	497	500	497	521	0.0%	-4.0%
BTP 11/29	4,882	4,871	4,882	4,377	0.0%	11.3%
BTP 5/08	5,120	5,000	5,141	5,000	-0.4%	0.0%
Total listed EU securities	**45,721**	**45,708**	**45,727**	**45,708**	**0.0%**	**0.0%**
Argentina 2005 frn	788	2,841	800	2,841	-1.5%	0.0%
Argentina 2009 step down	286	1,033	301	1,033	-5.0%	0.0%
Argentina 1998/2010	118	417	123	417	-4.1%	0.0%
Listed non-EU Government securities	**1,192**	**4,291**	**1,224**	**4,291**	**-2.6%**	**0.0%**
Centrobanca 1999/2019 ind	273	276	273	276	0.0%	0.0%
Sanpaolo IMI 1999/2019 ind	1,249	1,252	1,249	1,252	0.0%	0.0%
Crediop fiz rev 1999/2019	383	389	383	389	0.0%	0.0%
Nextra azioni Paesi emergenti	210	258	188	258	11.7%	0.0%
Mediobanca 27/01/2008	11,939	12,294	11,875	12,266	0.5%	0.2%
Other listed securities	**14,054**	**14,469**	**13,968**	**14,441**	**0.6%**	**0.2%**
Bimer tassi alternati 245	258	258	258	258	0.0%	0.0%
Findomestic Securitization Vehicle	129	129	129	129	0.0%	0.0%
Master Dolfin	175	175	175	175	0.0%	0.0%
Credito Fondiario della Liguria 2006	0	0	37	37	-100.0%	-100.0%
Credito Fondiario della Liguria 2007 10.50 TF	0	0	261	261	-100.0%	-100.0%
Credito Fondiario della Liguria 2007 11.50 TF	0	0	68	68	-100.0%	-100.0%
Other unlisted securities	**562**	**562**	**928**	**928**	**-39.4%**	**-39.4%**
Total investment securities	**61,529**	**65,030**	**61,847**	**65,368**	**-0.5%**	**-0.5%**

12.2 Changes in the half-year in investment securities

A. Opening balance			**61,847**
B. Increases			**82**
B1. Purchases		0	
B2. Value re-adjustments		0	
B3. Transfers from trading-account securities portfolio		0	
B4. Other increases		82	
C. Decreases			**400**
C1. Sales		0	
C2. Redemptions		0	
C3. Value adjustments		0	
including: permanent write-downs	*0*		
C4. Transfers to trading-account securities portfolio		366	
C5. Other decreases		34	
D. Closing balance			**61,529**

12.3 Trading-account securities

	30 June 2005		31 December 2004		% Change	
	Book value	Market value	Book value	Market value	Book value	Market value
1. Debt securities	**2,331,073**	**2,341,223**	**2,258,726**	**2,258,829**	**3.2%**	**3.6%**
1.1 Government securities	1,165,168	1,165,047	1,124,261	1,124,261	3.6%	3.6%
- listed	*1,163,242*	*1,163,121*	*1,122,185*	*1,122,185*	*3.7%*	*3.6%*
- unlisted	*1,926*	*1,926*	*2,076*	*2,076*	*-7.2%*	*-7.2%*
1.2 Other securities	1,165,905	1,176,176	1,134,465	1,134,568	2.8%	3.7%
- listed	*813,988*	*814,084*	*859,645*	*859,645*	*-5.3%*	*-5.3%*
- unlisted	*351,917*	*362,092*	*274,820*	*274,923*	*28.1%*	*31.7%*
2. Equity securities	**82,075**	**82,538**	**64,487**	**64,921**	**27.3%**	**27.1%**
- listed	*51,273*	*51,273*	*38,250*	*38,250*	*34.0%*	*34.0%*
- unlisted	*30,802*	*31,265*	*26,237*	*26,671*	*17.4%*	*17.2%*
Total	2,413,148	2,423,761	2,323,213	2,323,750	3.9%	4.3%

12.4 Changes in the half-year in trading-account securities

A. Opening Balance		**2,323,213**
B. Increases		**14,626,343**
B1. Purchases	14,581,395	
Debt securities: Government securities	*12,458,138*	
Debt securities: other securities	*1,142,045*	
Equity securities	*981,212*	
B2. Value re-adjustments	9,971	
B3. Transfers from trading-account securities portfolio	366	
B4. Other increases	34,611	
C. Decreases		**14,536,408**
C1. Sales	14,528,550	
Debt securities: Government securities	*12,422,002*	
Debt securities: other securities	*1,137,125*	
Equity securities	*969,423*	
C2. Redemptions	0	
C3. Value adjustments	3,784	
including: permanent write-downs *0*		
C4. Transfers to trading-account securities portfolio	0	
C5. Other decreases	4,074	
D. Closing balance		**2,413,148**

12 bis. Property, plant and equipment and intangible assets

12 bis 1. Changes in the half-year in property, plant and equipment

[illegible]			
A. Opening balance			**311,861**
B. Increases			**19,924**
B1. Purchases		0	
B2. Value re-adjustments		0	
B3. Revaluations		1,049	
B4. Other increases		18,875	
C. Decreases			**29,531**
C1. Sales		4,037	
C2. Value adjustments		11,453	
a) depreciation	*11,453*		
b) permanent write-downs	*0*		
C3. Other decreases		14,041	
D. Closing balance			**302,254**
E. Total revaluations			**256,404**
F. Total value adjustments:			**225,058**
a) amortisation		225,039	
b) permanent write-downs		19	
[illegible]			

12 bis 2. Changes in the half-year in intangible assets

[illegible]			
A. Opening balance			**45,905**
B. Increases			**11,005**
B1. Purchases		10,773	
B2. Value re-adjustments		0	
B3. Revaluations		0	
B4. Other increases		232	
C. Decreases			**14,807**
C1. Sales		0	
C2. Value re-adjustments		14,807	
a) amortisation	*14,807*		
b) permanent write-downs	*0*		
C3. Other decreases		0	
D. Closing balance			**42,103**
E. Total revaluations			**0**
F. Total value adjustments:			**173,907**
a) amortisation		173,907	
b) permanent write-downs		0	
[illegible]			

12 ter. Other assets

12 ter 1. Breakdown of line 150 - Other assets

	30 June 2005	31 December 2004	% Change
Accounting entries in transit between branches regarding transactions effected after the year- or period- end	54,431	52,488	3.7%
Current account cheques drawn on the Bank or third parties	78,055	60,809	28.4%
Debtor accounts for the tax collection activity	179,917	263,599	-31.7%
Transit items settled in the subsequent financial year or period	28,997	53,517	-45.8%
Amounts due by branch customers	9,072	7,729	17.4%
Tax credits	178,855	225,749	-20.8%
Other items	234,842	254,781	-7.8%
Total other assets	764,169	918,672	-16.8%

"Other items" include those amounts whose settlement mainly takes place in the early days of the subsequent year or period.

12 ter 1 a). Breakdown of receivables from fiscal authorities

	30 June 2005	31 December 2004	% Change
Tax credit for deferred tax assets	62,295	65,332	-4.6%
IRES and IRAP advance payments for the current financial year	46,615	90,062	-48.2%
Advance payments of indirect taxes	21,406	19,786	8.2%
Advance payments of witholdings on interest and fees	8,172	4,050	101.8%
Tax credit on interest account	9,939	9,610	3.4%
Tax credit on principal account	21,264	19,925	6.7%
Credit for advance payments on provision for staff termination pay (Law No. 140/1997)	6,195	6,820	-9.2%
Tax credits on savings deposits and current accounts withholdings	1,420	1,455	-2.4%
Other receivables from the fiscal authorities	1,549	8,709	-82.2%
Total receivables from the fiscal authorities	178,855	225,749	-20.8%

12 ter 2. Breakdown of line 160 - Accrued income and prepayments

	30 June 2005	31 December 2004	% Change
a) Accrued income	121,345	117,956	2.9%
- on ordinary customers' current accounts and loans	*26,883*	*26,239*	*2.5%*
- on mortgage loans	*11,333*	*11,950*	*-5.2%*
- on securities	*58,242*	*60,621*	*-3.9%*
- on foreign currency transactions	*1,536*	*1,514*	*1.5%*
- on mandatory deposits with the Bank of Italy	*247*	*251*	*-1.6%*
- on deposits and current accounts with banks	*9,884*	*5,256*	*88.1%*
- on pawn tickets	*328*	*339*	*-3.2%*
- on other items	*12,892*	*11,786*	*9.4%*
b) Prepayments	59,408	49,870	19.1%
- rents payable	*936*	*1,018*	*-8.1%*
- issue discounts on our bond issues	*2,194*	*2,007*	*9.3%*
- insurance	*6,949*	*1,918*	*262.3%*
- other	*49,329*	*44,927*	*9.8%*
Total accrued income and prepayments	**180,753**	**167,826**	**7.7%**

12 quater. Payables

12 quater 1. Breakdown of amounts owing to banks (line 10 of liabilities)

	30 June 2005	31 December 2004	% Change
a) Amounts owing to banks - sight	351,813	574,639	-38.8%
- demand deposits	*329,278*	*516,152*	*-36.2%*
- running current accounts	*22,535*	*58,487*	*-61.5%*
b) Amounts owing to banks at maturity date	2,534,379	2,118,904	19.6%
- restricted deposits	*1,100,704*	*247,950*	*343.9%*
- other funding	*1,433,675*	*1,870,954*	*-23.4%*
Total amounts owing to banks	**2,886,192**	**2,693,543**	**7.2%**

12 quater 2. Breakdown of customer deposits (line 20 of liabilities)

	30 June 2005	31 December 2004	% Change
a) Customer deposits - sight	8,816,489	8,814,752	0.0%
- savings deposits - unrestricted	*662,441*	*700,372*	*5.4%*
- current accounts	*8,154,048*	*8,114,380*	*0.5%*
b) Customer deposits at maturity date or with notice	966,218	1,014,213	-4.7%
- savings deposits - restricted	*1,376*	*1,373*	*0.2%*
- current accounts - restricted	*52*	*551*	*-90.6%*
- reverse repurchase agreements	*670,321*	*1,002,258*	*-33.1%*
- other term relationships	*294,469*	*10,031*	*n.s.*
Total customer deposits	**9,782,707**	**9,828,965**	**-0.5%**

12 quater 3. Breakdown of debt securities (line 30 of liabilities)

	30 June 2005	31 December 2004	% Change
a) bonds	4,838,236	4,582,468	5.6%
b) certificates of deposit	275,690	296,492	-7.0%
- certificates of deposit outstanding	*265,816*	*278,701*	*-4.6%*
- matured certificates of deposit to be settled	*9,874*	*17,791*	*-44.5%*
c) other debt securities	107,744	80,808	33.3%
Total debt securities	**5,221,670**	**4,959,768**	**5.3%**

12 quinquies. Other liabilities

12 quinquies 1. Breakdown of line 50 - Other liabilities

	30 June 2005	31 December 2004	% Change
Accounting entries in transit between branches regarding transactions cleared after the year- or period-end	45,907	45,875	0.1%
Portfolio adjustments subject to collection and post-collection	141,182	141,029	0.1%
Amounts due by the tax collection service	71,774	114,235	-37.2%
Amounts due to tax authorities for the account of third parties	21,519	19,878	8.3%
Amounts due to tax authorities	9,431	4,601	105.0%
Amounts at the disposal of customers	49,120	46,092	6.6%
Amounts payable by branches	28,946	21,627	33.8%
Debtors for export transactions	11,564	5,792	99.7%
Salaries/wages payable and social security contributions due	49,531	46,077	7.5%
Transit items cleared in the subsequent year or period	21,351	37,735	-43.4%
Suppliers and invoices to be received	69,287	35,617	94.5%
Due to social security institutions for amounts to be paid in the following year or period	4,153	4,897	-15.2%
Money transfers to be settled	123,753	110,296	12.2%
Other items	233,219	231,281	0.8%
Total other liabilities	**880,737**	**865,032**	**1.8%**

The significant increase recorded by the item "Suppliers and invoices to be received" is almost entirely due to the increased number of the Findomestic Group's invoices to be received for various intermediation services.

12 quinquies 2. Breakdown of line 60 - Accrued liabilities and deferred income

	30 June 2005	31 December 2004	% Change
a) Accrued liabilities	116,346	107,615	8.1%
- on bonds	*76,720*	*78,283*	*-2.0%*
- on derivatives transactions for hedging purposes	*11,048*	*10,554*	*4.7%*
- on foreign exchange transactions	*1,128*	*504*	*123.8%*
- on certificates of deposit	*3,105*	*1,653*	*87.8%*
- on accounts with banks	*476*	*325*	*46.5%*
- on other transactions	*23,869*	*16,296*	*46.5%*
b) Deferred income	39,046	38,766	0.7%
- on bills discounted	*1,873*	*2,061*	*-9.1%*
- on commissions for credit endorsements	*1,867*	*1,626*	*14.8%*
- on other transactions	*35,306*	*35,079*	*0.6%*
Total accrued liabilities and deferred income	**155,392**	**146,381**	**6.2%**

13. Guarantees and commitments

13.1 Guarantees (line 10 of guarantees and commitments)

	30 June 2005	31 December 2004	% Change
a) Endorsement credits of a commercial nature	354,330	339,216	4.5%
b) Endorsement credits of a financial nature	449,120	387,038	16.0%
c) Assets pledged under guarantees	27	30	-10.0%
Total guarantees	**803,477**	**726,284**	**11%**

13.2 Commitments (line 20 of guarantees and commitments)

	30 June 2005	31 December 2004	% Change
a) Commitments to disburse funds whose utilisation is certain	993,805	762,501	30.3%
b) Commitments to disburse funds whose utilisation is uncertain	696,126	115,969	500.3%
Total commitments	**1,689,931**	**878,470**	**92.4%**

The strong increase in the commitments to customers for margins on lines of credit is firstly attributable to derivative transactions - put sales of bond options carried out by Banca CR Firenze for 8 327 million - and to the new provisions on their recognition issued by the Bank of Italy: in fact, if these regulations had also been applied to figures at 31 December 2004, the commitments would have been equal to 8 1,100 million.

14. Positive margins usable for lines of credit

	30 June 2005	31 December 2004	% Change
a) Central banks			
- obligatory reserve available at the year - or period - end closing date	56,585	47,076	20.2%
b) Other banks			
- credit lines received from banks	808,611	930,174	-13.1%
Positive margins usable for lines of credit	**865,196**	**977,250**	**-11.5%**

15. Forward transactions

	Hedging	Trading	Other	Total
1. Purchases and sales				
1.1 Securities				
- purchases	0	319,374	0	319,374
- sales	0	181,478	0	181,478
1.2 Foreign currencies				
- foreign currencies against foreign currencies	0	6,119	0	6,119
- purchases against euros	2,533	235,270	0	237,803
- sales against euros	500	151,625	0	152,125
2. Deposits and loans				
- to be disbursed	0	210	76,551	76,761
- to be received	0	1,449	107,240	108,689
3. Derivative contracts				
3.1 With exchange of principal				
a) securities				
- purchases	0	541,178	18,323	559,501
- sales	66,657	506,293	0	572,950
b) foreign currencies				
- foreign currencies against foreign currencies	0	0	0	0
- purchases against euros	0	27,357	0	27,357
- sales against euros	0	28,458	0	28,458
c) other				
- purchases	0	0	0	0
- sales	0	0	0	0
3.2 Without exchange of principal				
a) foreign currencies				
- foreign currencies against foreign currencies	0	0	0	0
- purchases against euros	0	0	0	0
- sales against euros	0	0	0	0
b) other				
- purchases	1,481,356	4,076,263	6,000	5,563,619
- sales	1,835,898	4,064,632	529,171	6,429,701
Total forward transactions	**3,386,944**	**10,139,706**	**737,285**	**14,263,935**

15 bis. Derivative contracts on receivables

	Trading	Other	Total
1. Purchases for hedging purposes	**0**	**0**	**0**
1.1 With exchange of principal	0	0	0
1.2 Without exchange of principal	0	0	0
2. Sales for hedging purposes	**8,987**	**0**	**8,987**
2.1 With exchange of principal	0	0	0
2.2 Without exchange of principal	8,987	0	8,987
Total derivative contracts on receivables	**8,987**	**0**	**8,987**

The amount shown under Table 15bis entirely relates to a transaction carried out with primary clients, to which the Moody's agency assigned an A1 rating; therefore, it is not necessary to recognise provisions in the financial statements.

16. Assets and liabilities with Group companies

	30 June 2005	31 December 2004	% Change
16.1 Assets	**75,257**	**64,890**	**16.0%**
a) Amounts owing by banks	0	0	0.0%
b) Amounts owing by financial institutions	0	0	0.0%
c) Amounts owing by other customers	35,150	21,990	59.8%
including: subordinated	*14,151*	*11,200*	*26.3%*
d) Bonds and other debt securities	40,107	42,900	-6.5%
16.2 Liabilities	**465,578**	**511,336**	**-8.9%**
a) Amounts owing to banks	0	0	0.0%
b) Amounts owing to financial institutions	9,915	12,306	-19.4%
c) Amounts owing to other customers	57,929	49,652	16.7%
d) Debt securities	397,734	449,378	-11.5%
e) Subordinated debt	0	0	0.0%
16.3 Guarantees and commitments	**57,699**	**58,245**	**-0.9%**
1) Guarantees issued	7,699	8,245	-6.6%
2) Commitments	50,000	50,000	0.0%
16.4 Amounts owing by associated companies	**361,743**	**451,537**	**-36.6%**
Centro Leasing S.p.A.	237,350	307,194	-22.7%
Centro Factoring S.p.A.	124,393	144,343	-13.8%

17. Asset management

	30 June 2005	31 December 2004	% Change
1. Securities issued by the Bank whose financial statements are being presented	32,000	32,026	-0.1%
2. Other securities	3,368,893	3,072,667	9.6%
Total asset management	**3,400,893**	**3,104,693**	**9.5%**

18. Regulatory capital and requirements

	30 June 2005	31 December 2004	% Change
A. Regulatory capital			
A.1 Primary capital (tier 1)	993,821	993,632	0.0%
A.2 Supplementary capital (tier 2)	892,995	901,375	0.9%
A.3 Deductions	-90,053	-89,747	0.3%
A.4 Regulatory capital	1,796,763	1,805,260	-0.5%
B. Capital requirements			
B.1 Credit risk	1,443,677	1,400,266	3.1%
B.2 Market risk	71,033	71,961	-1.3%
including:			
- risk on trading-account securities portfolio	*71,033*	*71,961*	*-1.3%*
- exchange-rate risk	*0*	*0*	*0.0%*
B.2.1 Third-level subordinated loans	*30,000*	*30,000*	*0.0%*
B.3 Other requirements	14,632	15,572	-6.0%
B.4 Total capital requirements	1,529,342	1,487,799	2.8%
C. Risk assets and Capital adequacy ratios			
C.1 Risk-weighted assets	19,116,775	18,597,488	2.8%
C.2 Primary capital/Risk-weighted assets	5.20%	5.34%	-0.14%
C.3 Regulatory capital/Risk-weighted assets	9.56%	9.87%	-0.31%

18.1 Subordinated debt

Breakdown of line 110 "Subordinated debt"	Issuer	Face value	Value to be reckoned in the Regulatory Capital	Date of issue	Maturity date	Contract interest rate
a) Second-level subordinated bond loan	Banca CRF	144,608	86,708	mar-98	mar-08	6-month Euribor - 0.4 %
b) Second-level subordinated bond loan	Banca CRF	78,000	31,030	giu-01	giu-08	6-month Euribor
c) Second-level subordinated bond loan	Banca CRF	50,000	39,876	lug-02	lug-09	6-month Euribor
d) Second-level subordinated bond loan	Banca CRF	30,000	29,767	feb-03	feb-10	6-month Euribor
e) Second-level subordinated bond loan	Banca CRF	23,000	22,974	feb-04	mar-11	3-month Euribor + 0.3%
f) Second-level subordinated bond loan	Banca CRF	40,000	39,941	lug-04	lug-11	6-month Euribor
g) Second-level subordinated bond loan	Banca CRF	150,000	150,000	dic-04	dic-14	6-month Euribor + 40 b.p.
h) Second-level subordinated bond loan	Banca CRF	16,200	16,200	mag-05	mag-15	6-month Euribor + 35 b.p.
i) Hybrid capitalisation instrument	Banca CRF	200,000	200,000	giu-02	giu-12	6-month Euribor + 1.40%
l) Hybrid capitalisation instrument	Banca CRF	200,000	200,000	giu-03	giu-13	6-month Euribor + 0.95%
m) Third-level subordinated bond loan	Banca CRF	30,000	0	dic-03	dic-06	6-month Euribor + 34 b.p.
n) Second-level subordinated bond loan	Findomestic Banca	35,000	35,000	Jun-03	Jun-13	6-month Euribor a + 0.6%
o) Second-level subordinated bond loan	CR Orvieto	17,000	17,000	Jan-05	Jan-12	6-month Euribor - 0.1%
Total subordinated debt		**1,013,808**	**868,496**			

18.2 Goodwill arising on consolidation (line 90 of assets)

Opening balance	**258,797**
Increase deriving from the acquisition of 9% in Cassa di Risparmio di Pistoia e Pescia	15,258
Amortisation for the period	-20,492
Other	-28
Closing balance	**253,535**

18.3 Minority interests (line 140 of liabilities)

Opening balance	**208,662**
Decrease deriving from the acquisition of 9% in Cassa di Risparmio di Pistoia e Pescia	-16,353
Elimination of dividends pertaining to minority interests from companies consolidated on a line-by-line and proportional basis	-12,543
Results for the period pertaining to minority interests from companies consolidated on a line-by-line and proportional basis	9,233
Other changes in minority interests in companies consolidated on a line-by-line and proportional basis	-900
Change in minority interests in companies consolidated on an equity basis	-268
Closing balance	**187,831**

19. Provisions

19.1 Provision for staff termination pay

Opening balance	**172,742**
- provision made to cover termination pay matured up to the period-end	11,429
- other increases	1,069
- charge for termination pay disbursed in the half-year	7,010
- other decreases	2,611
Closing balance	**175,619**

19.2 Breakdown of line 90 "Provision for loan losses"

	30 June 2005	31 December 2004	% Change
Provision for loan losses pertaining to the Parent Company	27,500	17,500	57.1%
Provision for loan losses pertaining to the Group	3,364	2,456	37.0%
Provision for loan losses pertaining to minority interests	4,634	4,759	-2.6%
Total provisions for loan losses	**35,498**	**24,715**	**43.6%**

19.3 Changes in the half-year in Provision for loan losses

A) Opening balance		**24,715**
B) Increases		**15,522**
B1. Provisions made	15,522	
B2. Other increases	0	
C) Decreases		**4,739**
C1. Provisions utilised	3,797	
C2. Other decreases	942	
D) Closing balance		**35,498**

19.4 Changes in the half-year in provisions for risks and charges

a) Provisions for pensions and similar liabilities	
Opening balance	**170,445**
- provisions made	4,556
- other increases	163
- provisions utilised	-2,511
- other decreases	-327
Closing balance	**172,326**
b) Tax provisions	
Opening balance	**125,990**
- provisions made	59,316
- other increases	830
- provisions utilised	-104,255
- other decreases	-2,625
Closing balance	**79,256**
c) Other Provisions for risks and charges	
Opening balance	**77,657**
- provisions made	15,729
- other increases	2,806
- provisions utilised	-5,513
- other decreases	-5,534
Closing balance	**85,145**

19.4 a) Breakdown of line "Other Provisions for risks and charges"

	Opening balance	Increases	Decreases	Closing balance
Provisions for guarantees and commitments on:	8,255	1,908	1,031	9,132
Securitised loans	*6,008*	*1,214*	*967*	*6,255*
Endorsement credits	*2,186*	*479*	*3*	*2,662*
Off balance sheet transactions pertaining to the Supplementary Pension Fund	*61*	*215*	*61*	*215*
Provision for miscellaneous risks and charges	36,993	6,696	4,339	39,350
Provision for staff charges	31,495	5,196	1,779	34,912
Provision for amounts at the disposal of the Shareholders' Meeting	914	1,555	718	1,751
Total other provisions for risks and charges	**77,657**	**15,355**	**7,867**	**85,145**

Notes to consolidated financial statements and supplementary information

Information on the consolidated half-year profit and loss account

1. Breakdown of interest

	30 June 2005	30 June 2004	% Change
1.1 Breakdown of line 10 - Interest earned and similar income	**509,144**	**480,355**	**6.0%**
a) on amounts owing by banks	9,316	12,012	-22.4%
- including: on loans to central banks	*1,886*	*1,782*	*5.8%*
b) on customer loans	472,105	441,166	7.0%
- including: on loans made with third party funds under administration	*0*	*5*	*-100.0%*
c) on debt securities	27,155	26,653	1.9%
d) other interest earned	568	524	8.4%
1.2 Breakdown of line 20 - Interest expense and similar charges	**148,744**	**146,235**	**1.7%**
a) on amounts owing to banks	32,846	25,465	29.0%
b) on customer deposits	41,445	42,395	-2.2%
c) on debt securities issued	61,212	57,481	6.5%
including:			
- on certificates of deposit	*2,257*	*3,549*	*-36.4%*
d) on third-party funds under administration	0	0	0.0%
e) on subordinated debt	13,118	13,655	-3.9%
f) negative balance of differentials on hedging transactions	123	7,206	-98.3%
g) other interest expense	0	33	-100.0%

2. Details of interest

	30 June 2005	30 June 2004	% Change
2.1 Interest earned and similar income on foreign currency assets	**2,817**	**5,551**	**-49.3%**
banks	824	1,587	-48.1%
- ordinary customers	1,993	3,248	-38.6%
- foreign currency securities	0	716	-100.0%
2.2 Interest expense and similar charges on foreign currency liabilities	**5,644**	**2,739**	**106.1%**
- banks	5,215	2,572	102.8%
- ordinary customers	429	167	156.9%

3. Commissions

		30 June 2005	30 June 2004	% Change
3.1	**Breakdown of line 40 - Commissions earned**	**179,404**	**180,936**	**-0.8%**
	a) on guarantees issued	3,365	3,272	2.8%
	b) on derivatives on credits	80	0	*100.0%*
	c) on management, trading and advisory services:	79,379	64,873	22.4%
	1. securities trading	*956*	*130*	*635.4%*
	2. foreign exchange trading	*1,646*	*1,591*	*3.5%*
	3. asset management	*35,836*	*30,312*	*18.2%*
	3.1 personal	*8,295*	*8,016*	*3.5%*
	3.2 collective	*27,541*	*22,296*	*23.5%*
	4. securities custody and administration	*1,955*	*1,735*	*12.7%*
	5. depositary bank services	*514*	*1,054*	*-51.2%*
	6. securities placement	*2,826*	*5,288*	*-46.6%*
	7. order taking	*2,759*	*2,425*	*13.8%*
	8. advisory services	*0*	*0*	*0.0%*
	9. distribution of third-party services	*32,887*	*22,338*	*47.2%*
	9.1 asset management	*200*	*294*	*-32.0%*
	9.1.1 personal	*200*	*294*	*-32.0%*
	9.1.2 collective	0	0	*0.0%*
	9.2 insurance products	17,275	16,099	*7.3%*
	9.3 other	15,412	5,945	*159.2%*
	d) on collection and payment services	37,909	38,596	-1.8%
	e) on services for securitisation arrangements	9,702	10,615	-8.6%
	f) on tax collection and State lottery services	9,943	19,489	-49.0%
	g) on other services	39,026	44,091	-11.5%
3.2	**Breakdown of line 50 - Commissions expense**	**43,559**	**42,070**	**3.5%**
	a) on guarantees received	273	236	15.7%
	b) on derivatives on credits	0	0	0.0%
	c) on management, trading and advisory services	11,590	9,700	19.5%
	1. securities trading	*583*	489	*19.2%*
	2. foreign exchange trading	*13*	22	*-40.9%*
	3. asset management	*3,756*	*3,664*	*2.5%*
	3.1 own portfolio	*3,679*	*3,564*	*3.2%*
	3.2 third-party portfolio	*77*	*100*	*-23.0%*
	4. securities custody and administration	*585*	*632*	*-7.4%*
	5. securities placement	*2,570*	*2,306*	*11.4%*
	6. offer of securities, products and services through financial promoters	*4,083*	*2,587*	*57.8%*
	d) on collection and payment services	8,279	7,822	5.8%
	e) on other services	23,417	24,312	-3.7%

4. Breakdown of profits (losses) on financial transactions

Items/Transactions	30 June 2005 Transactions in securities	Transactions in foreign currencies	Other transactions	30 June 2004 Transactions in securities	Transactions in foreign currencies	Other transactions	% Change Transactions in securities	Transactions in foreign currencies	Other transactions
A.1 Revaluations	7,869	0	137	3,944	0	96	99.5%	0.0%	0.0%
A.2 Write-downs	-3,538	0	-4	-2,580	0	-105	37.1%	0.0%	0.0%
B. Other gains/losses	6,184	5,447	2,360	9,524	3,549	6,307	-35.1%	53.5%	-62.6%
Total	10,515	5,447	2,493	10,888	3,549	6,298	-3.4%	53.5%	-60.4%
Total line 60 in the profit and loss account		18,455			20,735			-11.0%	

4 bis 1. Breakdown of line 70 "Other operating income"

	30 June 2005	30 June 2004	% Change
Property rents	967	1,068	-9.5%
Stamp duties on accounting documents recovered from customers	29,069	21,279	36.6%
Recovery of expenses for keeping creditor balances	25,614	29,557	-13.3%
Other recoveries from customers	8,708	5,206	67.3%
Income from software assignments	12,871	8,905	44.5%
Miscellaneous	1,320	3,727	-64.6%
Total	78,549	69,742	12.6%

4 bis 2. Breakdown of line 110 "Other operating expenses"

	30 June 2005	30 June 2004	% Change
Cost for acquiring business and services	1,506	1,183	27.3%
Reversal of charges and rebates to customers	266	148	79.7%
Cost for acquiring business and services - tax collection services	111	587	-81.1%
Miscellaneous	6,777	11,565	-41.4%
Total	8,660	13,483	-35.8%

4 ter. Breakdown of line 80 b) "Other administrative expenses"

	30 June 2005	30 June 2004	% Change
1) Tecnology and outsourcing costs	**25,401**	**23,330**	**8.9%**
1.1) Rentals, licences and maintenance costs software	7,232	6,265	15.4%
1.2) Rentals and maintenance costs hardware	2,742	2,977	-7.9%
1.3) Information technology services outsourcing	10,439	9,695	7.7%
1.4) Telematics services costs	4,988	4,393	13.5%
2) Property and plant running costs	**13,906**	**13,713**	**1.4%**
2.1) Rents and rentals expense	9,347	8,208	13.9%
2.2) Leased properties maintenance	621	492	26.2%
2.3) Owned properties maintenance	1,884	1,528	23.3%
2.4) Fittings, furnitures and other costs	2,054	3,485	-41.1%
3) General expenses	**49,794**	**43,773**	**13.8%**
3.1) Postal and delivery service expenses	12,353	10,311	19.8%
3.2) Consumable materials	2,250	2,070	8.7%
3.3) Money reckoning	945	659	43.4%
3.4) Transport and porterage	3,538	3,153	12.2%
3.5) General supplies	8,211	7,386	11.2%
3.6) Cleaning	3,193	3,021	5.7%
3.7) Surveillance	1,276	1,469	-13.1%
3.8) Directors' and statutory auditors' fees	2,114	2,021	4.6%
3.9) Backoffice services outsourcing	7,213	6,635	8.7%
3.10) Notification and printing expenses of tax bills	872	1,855	-53.0%
3.11) Miscellaneous	7,829	5,193	50.8%
4) Professional and insurance costs	**13,062**	**14,313**	**-8.7%**
4.1) Consultancy fees	5,095	4,674	9.0%
4.2) Legal and notary fees, and cadastral surveys	3,419	3,173	7.8%
4.3) Insurance premiums	4,360	4,395	-0.8%
4.4) Miscellaneous	188	2,071	-90.9%
5) Marketing and advertising	**14,975**	**14,085**	**6.3%**
5.1) External communications	4,650	3,897	19.3%
5.2) Association fees	1,124	1,264	-11.1%
5.3) Subscription and purchase of magazines	235	253	-7.1%
5.4) Other	8,966	8,671	3.4%
6) Indirect taxes	**32,635**	**28,333**	**15.2%**
6.1) Stamp duties	23,694	19,818	19.6%
6.2) "Substitute tax" ex Presidential Decree No. 601/1973	5,461	4,905	11.3%
6.3) Local tax on properties	833	843	-1.2%
6.4) Other taxes	2,647	2,767	-4.3%
Total line 80 b) - Other administrative expenses	**149,773**	**137,547**	**8.9%**

The increases shown by the sub-items "Rents and rentals expense" and "Leased properties maintenance" are associated with the opening of 10 new financial shops compared to 30 June 2004.

The increase shown by the sub-item "Postal and delivery service expenses" derives from higher costs incurred for sending the prospectuses related to various reports to the clients.

5. Exceptional income and charges

5.1 Exceptional income

	30 June 2005	30 June 2004	% Change
Gains on sale of holdings	10,468	7,766	34.8%
Transfer from the Provision for loan losses for the collection of default interest	0	2,540	-100.0%
Gains on property sales	512	897	-42.9%
Gains on equipment sales	18	15	20.0%
Miscellaneous	8	97	-91.8%
Other exceptional income	3,266	1,552	110.4%
Total	14,272	12,867	10.9%

The increase in "Gains on sale of holdings" is almost entirely relating to the sale of the interest held in Fondiaria - Sai S.p.A.
Take note that, starting from 1 January 2005, receipts from default interest are recognised under value adjustments to receivables. Finally, the "Provision for loan losses for the collection of default interest" was closed as "Provision for adjustments to receivables" since receivables for default interest are entirely written-down.

5.2 Exceptional charges

	30 June 2005	30 June 2004	% Change
Prior years' charges	774	1,007	-23.1%
Replenishing losses of investee companies	0	280	-100.0%
Losses on sale of holdings	0	854	-100.0%
Consolidation adjustments	0	161	-100.0%
Cost of incentives fro staff to leave	2,455	5,261	-53.3%
Other exceptional charges	1,918	2,434	-21.2%
Total	5,147	9,997	-48.5%

Notes to consolidated financial statements and supplementary information

Other information

1. Average number of employees by category

	30 June 2005	31 December 2004	% Change
a) managers	*105*	*104*	*1.0%*
b) senior employees - levels 3 and 4	*690*	*678*	*1.8%*
c) other employees	*4,966*	*4,953*	*0.3%*
Total Companies consolidated on a line-by-line basis	**5,761**	**5,735**	**0.5%**
a) managers	*21*	*22*	*-4.5%*
b) senior employees - levels 3 and 4	*183*	*178*	*2.8%*
c) other employees	*1,803*	*1,704*	*5.8%*
Total Companies consolidated on a proportional basis	**2,007**	**1,904**	**5.4%**
Share pertaining to Group of companies consolidated on a proportional basis	1,004	952	5.5%
Grand total	**6,765**	**6,687**	**1.2%**

2. Number of outlets in operation

At 30 June 2005, Cassa di Risparmio di Firenze Group had 575 outlets in operation (including Business and Private Centres).

Notes to consolidated financial statements and supplementary information

Consolidation area and significant participating interests

1. Consolidation area

Participating interests are broken down as follows:

	30 June 2005	31 December 2004	% Change
Participating interests (line 70)	339,272	365,497	-7.2%
Participating interests in Group companies (line 80)	45,509	44,919	1.3%
Total participating interests	384,781	410,416	-6.2%

2. Significant participating interests

Company Name	HO	Type of holding (1)	Shareholders' equity (2)	Profit / Loss	Investing Company relationship	% held	Voting rights at ordinary shareholders meeting	Consolidation book value
A. Consolidated Companies								
A.1 on a line-by-line basis								
1) CASSA DI RISPARMIO DI FIRENZE S.p.A.	Florence	1	1,176,766	91,276		-	-	
2) CASSA DI RISPARMIO DI PISTOIA E PESCIA S.p.A.	Pistoia	1	226,433	9,575	A.1.1	60.000	60.000	
CASSA DI RISPARMIO DI PISTOIA E PESCIA S.p.A. saving shares					A.1.1	52.781	0.000	
3) CASSA DI RISPARMIO DI ORVIETO S.p.A.	Orvieto (TR)	1	43,828	1,231	A.1.1	73.570	73.570	
4) CASSA DI RISPARMIO DI CIVITAVECCHIA S.p.A.	Civitavecchia (RM)	1	69,044	2,962	A.1.1	51.000	51.000	
5) CASSA DI RISPARMIO DI MIRANDOLA S.p.A.	Mirandola (MO)	1	66,845	2,038	A.1.1	94.899	99.899	
					A.1.2	5.000		
6) CASSA DI RISPARMIO DELLA SPEZIA S.p.A.	La Spezia	1	161,826	4,310	A.1.1	68.090	68.090	
7) CR FIRENZE GESTION INTERNATIONALE S.A.	Luxembourg (Lux)	1	8,426	6,682	A.1.1	80.000	80.000	
8) CENTRO RISCOSSIONE TRIBUTI - CERIT S.p.A.	Scandicci (FI)	1	-531	-3,668	A.1.1	100.000	100.000	
9) SOCIETÀ RISCOSSIONE TRIBUTI - S.R.T. S.p.A.	La Spezia	1	5,717	141	A.1.6	100.000	100.000	
10) INFOGROUP S.p.A.	Florence	1	7,650	1,295	A.1.1	94.000	100.000	
					A.1.2	4.000		
					A.1.3	1.000		
					A.1.4	1.000		
A.2 on a proportional basis								
11) FINDOMESTIC BANCA S.p.A. (3)	Florence	7	634,916	58,674	A.1.1	47.170	50.000	
					A.1.2	2.830		
B. Participating interests valued at equity								**126,525**
B.1 Subsidiaries								*44,429*
12) IMMOBILIARE NOVA SEDE S.r.l.	Florence	1	13,997	-240	A.1.1	100.000	100.000	19,551
13) CITY LIFE S.p.A.	Florence	1	363	-2	A.1.1	60.000	100.000	359
					A.1.9	40.000		
14) PERSEO FINANCE S.r.l.	Conegliano (TV)	1	32	-2	A.1.1	60.000	60.000	19
15) CENTROVITA ASSICURAZIONI S.p.A.	Florence	1	48,040	5,198	A.1.1	43.000	51.000	24,500
					A.1.2	8.00		

Company Name	HQ	Type of holding (1)	Shareholders' equity (2)	Profit / Loss	Investing Company relationship	% held	Voting rights at ordinary shareholders' meeting	Consolidation book value
B.2 Associated companies								*82,096*
16) CENTRO FACTORING S.p.A.	Florence	8	42,855	2,818	A.1.1	41,763	47,692	20,439
					A.1.2	5,729		
					A.1.3	0,033		
					A.1.5	0,004		
					A.1.6	0,163		
17) CENTRO LEASING S.p.A.	Florence	8	164,638	5,373	A.1.1	27,828	36,661	61,657
					A.1.2	7,084		
					A.1.3	1,182		
					A.1.4	0,561		
					A.1.5	0,006		
					A.1.6	0,700		
C. Other significant participating interests (4)								**1,813**
B.1 Subsidiaries							*1,080*	
18) MIRAFIN S.p.A.	Mirandola (MO)	1	827	-309	A.1.5	100,000	100,000	956
19) TEBE TOURS S.r.l.	Mirandola (MO)	1	118	-33	A.1.5	100,000	100,000	124
B.2 Associated companies							*733*	
21) SVILUPPO INDUSTRIALE S.p.A.	Pistoia	8	1,423	18	A.1.2	29,964	29,964	370
22) CENTRO SPERIMENTALE VIVAISMO S.r.l.	Pistoia	8	1,653	-66	A.1.2	20,000	20,000	317
23) ET GROUP S.p.A.	Prato	8	86	-3	B.1.13	42,724	42,724	46

1) Type of relationship expressed in accordance with the coding given by the Bank of Italy, where 1 means control pursuant to Article 2539, paragraph 1, of the Italian Civil Code; 7 means joint control and 8 refers to the associated company.
2) Data taken from the financial statements at 30 June 2005 approved by the Board of Directors, except for the companies indicated under point C. for which the financial statements at 31 December 2004 were utilised; shareholders' equity includes the results for the half-year.
3) Parent company of the Findomestic Group, whose carrying value has been eliminated using the relevant consolidated half-year financial statements.
4) Includes subsidiary and associated companies which have not been consolidated pursuant to Article 29, paragraph 1, letter a) of Legislative Decree No. 87/1992, as also established by the instructions for drawing up the consolidated financial statements of banking groups, contained in Circular Letter No. 115 of 7 August 1990, last updated as at 24 May 2001.

Exhibits to consolidated half-year financial statements

Statement of changes in capital, reserves, negative differences arising on consolidated and equity-valued holdings, reserve for general banking risks and net profit for the year or half-year

	Share capital	Share premiums	Legal reserve	Reserve for own shares	Statutory reserves	Revaluation reserves	Other reserves	Negative differences on consolidated and equity-valued holdings	Reserve for general banking risks	Net profit for the year or half-year	Total
Balances at 31 December 2004	647,633	56,319	128,038	0	27,824	1,412	121,191	555	66,153	102,307	1,151,432
Allocation of the Parent Company net profit for 2004			6,070		24		30,500			-96,974	-60,380
Increase in the Parent Company's share capital paid in further to the implementation of the stock option plan provided for by Article 5, letter a), of the By-Law and following the Board of Directors' resolution of 16 October 2000, in accordance with the specific powers granted by theShareholders' Meeting	465	534									999
Group's share in 2004 profits allocated to the reserves of companies consolidated on a line-by-line basis			979		3,717		2,458				7,154
Adjustment of the Parent Company's reserve for own shares to the amount of such shares at the closing date of the half-year				5	-5						0
Other consolidation entries							-2,860	-10		-5,333	-8,203
Net profit for the first half of 2005										61,555	61,555
Balances at 30 June 2005	648,098	56,853	135,087	5	31,560	1,412	151,289	545	66,153	61,555	1,152,557

(*) Allocation of the Parent Company's 2004 net profit to:

• dividends	59,125
• Provision at the disposal of the Shareholders' Meeting	1,255
	60,380

Exhibits to consolidated half-year financial statements

Statement of reconciliation between the Parent Company's shareholders' equity and net profit for the year or half-year and the respective consolidated figures

Description	30 June 2005 Shareholders' equity	30 June 2005 Net profit for the half-year	31 December 2004 Shareholders' equity	31 December 2004 Net profit for the half-year	30 June 2004 Shareholders' equity	30 June 2004 Net profit for the half-year
Share capital	648,098		647,633		645,933	
Own shares	-5		0		-29	
Share premiums	56,853		56,319		55,286	
Reserves	291,564		254,552		255,269	
Reserve for general banking risks	62,475		62,475		62,475	
Provision for loan losses	27,500		17,500		18,002	
Net profit for the year or half-year		91,276		96,974		70,563
Total Banca CR Firenze S.p.A.	**1,086,485**	**91,276**	**1,038,479**	**96,974**	**1,036,936**	**70,563**
Consolidation reserve and share of other reserves pertaining to the Group	8,433		7,333		5,669	
Reserve for general banking risks pertaining to the Group	3,677		3,677		3,140	
Revaluation reserves pertaining to minority interests	1,412		1,412		1,412	
Provisions for loan losses of companies consolidated on a line-by-line basis	13,586		11,892		14,172	
Utilisation of Provisions for loan losses to offset goodwill arising on consolidation	-5,138		-4,647		-4,728	
Negative differences arising on consolidation	378		386		386	
Goodwill arising on consolidation and related amortisation	-253,504	-20,492	-258,760	-39,498	-280,825	-19,891
Net profits of companies consolidated on a line-by-line or proportional basis		53,988		102,415		53,390
Minority interests' share in net profits		-9,233		-16,809		-8,295
Elimination of intra-group dividends		-54,573		-42,409		-40,613
Elimination of loss replenishment relating to participating interests in Group companies		3,705		0		0
Total for companies consolidated on a line-by-line or proportional basis	**-231,156**	**-26,605**	**-238,707**	**3,699**	**-260,774**	**-15,409**
Consolidation reserve	17,495		15,102		15,154	
Negative differences on equity-valued holdings	167		169		285	
Goodwill on equity-valued holdings and related amortisation	0	0	0	-10	-211	-23
Net profits pertaining to the Group from equity-valued holdings		5,388		13,958		6,387
Minority interests' share in net profits		-267		-649		55
Elimination of intra-group dividends		-8,477		-6,901		-6,903
Elimination of value adjustments to equity-valued holdings		240		490		94
Elimination of capital gains on disposal of equity-valued holdings		0		-4,402		-4,123
Elimination of capital losses on disposal of equity-valued holdings		0		-852		-850
Total for companies consolidated on an equity basis	**17,662**	**-3,116**	**15,271**	**1,634**	**15,228**	**-5,363**
Total for the Banca CR Firenze Group	**872,991**	**61,555**	**815,043**	**102,307**	**791,390**	**49,791**

The consolidated Shareholders' Equity of the Banca CR Firenze Group is broken down as follows:

Description	30 June 2005 Shareholders' equity	30 June 2005 Net profit for the half-year	31 December 2004 Shareholders' equity	31 December 2004 Net profit for the half-year	30 June 2004 Shareholders' equity	30 June 2004 Net profit for the half-year
Share capital	648.098		647.633		645.933	
Share premiums	56.853		56.319		55.286	
Legal reserve	135.087		128.038		128.039	
Reserve for own shares	5		0		29	
Statutory reserves	31.560		27.824		28.499	
Revaluation reserves	1,412		1.412		1.412	
Other reserves	151.289		121.191		119.525	
Negative differences arising on consolidation	378		386		386	
Negative differences on equity-valued holdings	167		169		285	
Reserve for general banking risks	66.153		66.153		65.615	
Net profit for the year or half-year		61.555		102.307		49.791
Subtotal	1,091.002	61,555	1,049,125	102,307	1,045,009	49,791
Own shares	-5		0		-29	
Goodwill arising on consolidation	-253.504		-258.797		-280.825	
Goodwill on equity-valued holdings	0		0		-211	
Provisions for loan losses	35.498		24.715		27.446	
Total	872,991	61,555	815,043	102,307	791,390	49,791

Exhibits to consolidated half-year financial statements

Statement of reconciliation of balances in the balance sheet as determined according to Italian accounting standards and the values determined following adoption of IAS/IFRS (drawn up pursuant to Article 81-bis, paragraph 1, letter a), of Consob Regulation)

(thousands of euros)	31 December 2004		1 January 2005	30 June 2005			
	Balances in the annual accounts (*)	IAS/IFRS changes (**)	IAS/IFRS balances	Balances in the half-year report (*)	IAS/IFRS changes (**)	IAS/IFRS balances	Notes
Financial assets held for trading (HFT)	712,751	42,598	755,349	640,656	47,255	687,911	1
Financial assets at fair value (FVO)	0	1,781,864	1,781,864	0	1,758,076	1,758,076	2
Financial assets available for sale (AFS)	1,935,427	773,173	2,708,600	2,069,783	874,791	2,944,574	3
Financial assets held to maturity (HTM)	15,620	-15,620	0	20,261	-20,261	0	4
Amounts owing by banks	1,209,410	339,536	1,548,946	1,069,408	431,896	1,501,304	
- impaired loans	*0*	*0*	*0*	*0*	*0*	*0*	
- regular loans	*1,209,410*	*339,536*	*1,548,946*	*1,069,408*	*431,896*	*1,501,304*	5
Customer loans	15,844,626	-3,331,457	12,513,169	16,221,489	-3,420,918	12,800,571	
- impaired loans	*397,376*	*-40,911*	*356,465*	*380,998*	*-41,139*	*339,859*	6
- regular loans	*15,447,250*	*-3,290,546*	*12,156,704*	*15,840,491*	*-3,379,779*	*12,460,712*	7
Hedging derivatives	46,245	13,530	59,775	52,406	33,516	85,922	8
Property, plant and equipment	311,861	157,505	469,366	302,254	158,681	460,935	9
- own use	*268,950*	*145,771*	*414,721*	*247,704*	*126,115*	*373,819*	
- investment	*42,911*	*11,734*	*54,645*	*54,550*	*32,566*	*87,116*	
Intangible assets	304,702	3,707	308,409	295,638	25,071	320,709	
- goodwill	*268,184*	*7,590*	*275,774*	*262,334*	*28,672*	*291,006*	10
- other intangible assets	*36,518*	*-3,883*	*32,635*	*33,304*	*-3,601*	*29,703*	11
Tax assets	225,749	72,377	298,126	178,855	79,943	258,798	12
Participating interests in subsidiaries	43,990	252,994	296,984	45,509	264,975	310,484	
- consolidated on a line-by-line basis	*0*	*0*	*0*	*0*	*0*	*0*	
- consolidated on an equity basis	*43,990*	*252,994*	*296,984*	*45,509*	*264,975*	*310,484*	13
Participating interests in associated companies	83,771	-9,181	74,590	82,344	0	82,344	14
Other assets	630,490	-66,887	563,603	804,667	-73,422	731,245	15
Total assets	**21,364,642**	**14,139**	**21,378,781**	**21,783,270**	**159,603**	**21,942,873**	
Financial liabilities held for trading	1,305,094	1,788,218	3,093,312	831,044	1,759,036	2,590,080	1
Financial liabilities measured at amortised cost	17,142,245	-2,463,799	14,678,446	18,065,308	-2,370,461	15,694,847	2
Hedging derivatives	10,554	-95	10,459	8,450	930	7,520	3
Provision for Staff Termination Pay	172,742	15,147	187,889	175,619	13,741	189,360	4
Pensions and other provisions for risks and charges	249,699	-42,467	207,232	259,068	-24,781	234,287	5
Tax liabilities	124,393	89,021	213,414	77,659	96,744	174,403	6
Other liabilities	999,821	708,492	1,708,313	1,025,729	742,724	1,768,453	7
Total liabilities	**20,004,548**	**94,517**	**20,099,065**	**20,442,877**	**216,073**	**20,658,950**	
Minority interests	208,662	-119,351	89,311	187,831	-122,679	65,152	
Total minority interests	**208,662**	**-119,351**	**89,311**	**187,831**	**-122,679**	**65,152**	

(thousands of euros)	31 December 2004		1 January 2005	30 June 2005			
	Balances in the annual accounts (*)	IAS/IFRS changes (**)	IAS/IFRS balances	Balances in the half-year report (*)	IAS/IFRS changes (**)	IAS/IFRS balances	Notes
Share capital and premiums	703,952	400	704,352	704,956	541	705,497	
Revaluation reserves	0	101,870	101,870	0	114,782	114,782	
FTA reserve	0	-85,716	-85,716	0	-85,716	-85,716	
Other reserves	345,173	-17,941	327,232	386,051	22,481	408,532	
Net profit for the year or period	102,307	40,360	142,667	61,555	14,121	75,676	
Total shareholders' equity	**1,151,432**	**38,973**	**1,190,405**	**1,152,562**	**66,209**	**1,218,771**	
Total liabilities + Minority interests + Shareholders' equity	**21,364,642**	**14,139**	**21,378,781**	**21,783,270**	**159,603**	**21,942,873**	

(*) According to IAS/IFRS, such balances include the values related to derivative contracts, as well as reclassifications made to take into account the accounting records of the items in the financial statements required by such standards; the main ones include:
- Cash and cash equivalents has been reclassified to Other assets;
- Accruals and deferrals have been recorded under specific items, or directly entered under the items to which they refer;
- Participating interests below 20% have been classified under Financial assets available for sale (AFS), whereas other interests are shown under their specific items;
- amounts owing to banks, customer deposits, debt securities issued and subordinated debt are entered under Financial liabilities measured at amortised cost;
- Provisions for loan losses have been recognized as a reduction in customer loans (regular loans);
- Reserve for general banking risks, Revaluation reserves and Profits/(losses) carried forward have been entered under Other reserves.
- Receivables from Fiscal Authorities and other Public bodies related to tax collection have been reclassified to Customer loans;

(**) Such changes include the amounts entered following the consolidation of Centrovita Assicurazioni S.p.A. on a line-by-line basis, as well as the values related to the Findomestic Group, which have been eliminated since, for IAS/IFRS purposes, such Group is consolidated on an equity basis rather than on a proportional basis; on the other hand, the abovementioned changes in the consolidation area have produced no adjustment to shareholders' equity. Amounts under the column headed "IAS/IFRS Changes" at 31 December 2004 also include the effects of IAS 32 and 39 and IFRS 2 and 4 at 1 January 2005.

NOTES

Below are described the main adjustments made following adoption of IAS/IFRS; such adjustments, except for the changes arising from redefinition of the consolidation area, are reflected in the shareholders' equity items "Revaluation reserves" and "FTA Reserve".

ASSETS

1 The IAS/IFRS change is attributable to recognition of capital gains on unlisted securities and to the measurement of non-hedging derivatives at fair value, as well as to the inclusion of other subsidiaries, or, Centrovita Assicurazioni S.p.A. in particular, in the consolidation area.

2 *The Group companies opted not to exercise the so-called "fair value option" under IAS 39; accordingly, there is no portfolio of financial assets measured* at fair value, except for the values related to financial assets associated with insurance policies which have been held as investment contracts and measured at fair value, pursuant to IFRS 4 and IAS 39; accordingly, the adjustment is entirely attributable to the subsidiary Centrovita Assicurazioni S.p.A., a company consolidated on a line-by-line basis for the first time.

3 The variation in the "Available for Sale" portfolio is attributable to the new method of measuring minority interests, at fair value instead of at purchase cost, and to the measurement of unlisted securities at fair value, previously valued at the lower of purchase cost and market value, as well as to changes in the consolidation perimeter.

4 The Group companies do not hold securities classified under "Held to Maturity"; therefore, the adjustment is entirely attributable to changes in the consolidation area.

5 The change in Amounts owing by banks is almost entirely attributable to the redefinition of the consolidation area.

6 The effect on "impaired" customer loans follows adoption of IAS 39, requiring the determination of the present value of estimated recoveries.

7 Regular customer loans are reduced, owing to the Findomestic Group's exclusion from the consolidation area, and to the different method adopted to determine the collective write-down of such loans, which has entailed the entry of further value adjustments; such adjustments have been partly reduced, following recognition of the amount of the Provisions for loan losses (line 90 in the balance sheet) entered in the financial statements at 31 December 2004, as a direct reduction in the abovementioned loans.

8 The change is attributable to the switch in measurement, from cost to fair value.

9 Property held for own use, previously valued at their historical cost, have been measured at fair value (deemed cost) upon first-time adoption. Likewise, upon first-time adoption, as well as on a regular basis, property held for investment purposes have been measured at fair value

10 The change in Goodwill is attributable to reversal of amortisation of goodwill and goodwill arising on consolidation, equal to € 40.7 and € 21.0 million respectively, carried out in the 2004 financial statements and in the 2005 half-year report; to impairment of goodwill of a subsidiary for an amount equal to € 25.4 million, as well as to the determination, according to IAS/IFRS, of a lower goodwill value paid for the acquisition of a subsidiary, entailing an *adjustment for an amount equal to € 7.7 million.*

11 The change in Other intangible assets is almost exclusively attributable to the redefinition of the consolidation area.

12 The change in Tax assets is attributable to the recognition of deferred tax assets calculated on the adjustments arising from adoption of IAS/IFRS, as well as to the redefinition of the consolidation area.

13 The change in Participating interests in subsidiaries is due to the redefinition of the consolidation area according to IAS/IFRS: in particular, the Findomestic Group, 50% owned and previously consolidated on a proportional basis, has been consolidated on an equity basis, while the other subsidiaries (Centrovita Assicurazioni S.p.A., Immobiliare Nuova Sede S.r.l., City Life S.p.A., Perseo Finance S.r.l. and CR Firenze Mutui S.r.l.), previously consolidated on an equity basis, have been consolidated on line-by-line basis.

14 The change includes the effects on shareholders' equity and on the results of the subsidiaries consolidated on an equity basis arising upon first-time adoption of IAS/IFRS.

15 The change in Other assets is mainly attributable to the redefinition of the consolidation area and to the accounting data of insurance contracts, recorded by the subsidiary Centrovita Assicurazioni S.p.A. in application of IFRS 4.

LIABILITIES

1 The item includes the measurement of derivative instruments held for trading, showing a negative fair value, as well as the commitments from put options issued by the Parent Company on minority interests related to equity investments; the same criteria as those adopted for financial assets held for trading apply.

2 In addition to the changes attributable to the redefinition of the consolidation area, the item includes adjustments related to calculation of the amortised cost based upon actual interest rate, to the recording of hedging transactions on bond loans (the so-called "adjusted cost"), to the recording of the commitments from put options issued by the Parent Company on minority interests in the shareholders' equity of subsidiaries and to the different treatment of own bonds repurchased.

3 In addition to the changes attributable to the redefinition of the consolidation area, the item includes the adjustment related to the switch in measurement, *from cost to fair value.*

4 The change in the Provision for Staff Termination Pay is related to the redefinition of the consolidation area, as well as to the adoption of the IAS standard requiring measurement to be made on the basis of the actuarial estimates of the amount the company is to pay the employee upon termination of employment, accounting for such Provision as a defined-benefit obligation. Other similar obligations related to the employment relationship, such as for example the so-called "seniority bonus", have also been recognized on the basis of actuarial estimates.

5 The change in the item is attributable to the adoption of IAS 19, requiring measurement of defined-benefit pension plans reserved to employees on the basis of the actuarial estimates of the amount the company is to pay upon termination of employment, as well as to the discounting back of the estimate of the provisions for risks and charges, as provided by IAS 37.

6 The change in Tax liabilities is attributable to the recognition of deferred taxes calculated on the adjustments made from adoption of IAS/IFRS, as well as to the redefinition of the consolidation area.

7 The change in Other liabilities is attributable to the redefinition of the consolidation area and to the recording of actuarial reserves related to insurance policies carried out by the subsidiary Centrovita Assicurazioni S.p.A. pursuant to IFRS 4 and according to the "shadow accounting" principle.

For more detailed information on the effects related to adoption of IAS/IFRS, particularly on the changes in the consolidation area, reference is made to the appendix attached to this half-year report.

Exhibits to consolidated half-year financial statements

Statement of reconciliation of balances in the profit and loss account as determined according to Italian accounting standards and the values determined following adoption of IAS/IFRS (drawn up pursuant to Article 81-bis, letter a), of Consob Regulation)

(thousands of euros)	30 June 2005				
	Half-year report balances IT GAAPs	**Restatement of companies excluded from the consolidation area (*)**	**Restatement of a company newly included in the consolidation area (*)**	**IAS/IFRS changes (*)**	**Half-year report balances IAS/IFRS**
Interest earned	509,144	-173,479	17,405	5,469	358,539
Interest expense	-148,744	44,220	-903	-3,781	-109,208
Interest margin	**360,400**	**-129,259**	**16,502**	**1,688**	**249,331**
Net commissions	135,845	-3,741	-9,939	-98	122,067
Other net operating income	69,889	-10,974	29,545	89,227	177,687
Changes in actuarial reserves of the insurance sector	0	0	-83,724	-41,653	-125,377
Gains / (losses) on financial transactions	18,455	0	62,073	-50,792	29,736
Dividends	8,787	0	476	0	9,263
Profits / (losses) of equity-valued holdings	5,338	29,387	-2,651	-3,411	28,664
Business margin	**598,714**	**-114,587**	**12,282**	**-5,039**	**491,370**
Staff costs	-215,733	26,149	-1,442	329	-190,697
Provisions for risks and charges	-149,773	43,255	-5,197	1	-111,714
Amortisation of intangible assets and depreciation of property, plant and equipment	-27,536	2,216	-181	-449	-25,950
Operating profit	**205,672**	**-42,967**	**5,462**	**-5,157**	**163,010**
Amortisation of goodwill and goodwill arising on consolidation	-20,492	0	0	20,492	0
Provisions for risks and charges	-29,447	1,309	0	-437	-28,575
Net value adjustments to loans and financial assets	-31,412	19,070	263	8,402	-3,677
Net value adjustments to other assets and liabilities	-2,186	0	0	49	-2,137
Profit from ordinary activities	**122,135**	**-22,588**	**5,725**	**23,348**	**128,620**
Net exceptional income / (charges)	9,125	-141	15	-8,999	0
Profit before taxes	**131,260**	**-22,729**	**5,740**	**14,349**	**128,620**
Income taxes	-60,190	22,714	-3,193	-97	-40,766
Profit pertaining to minority interests	-9,515	15	-2,547	-131	-12,178
Net profit	**61,555**	**0**	**0**	**14,121**	**75,676**

(*) The main changes in the balances of the profit and loss account, deriving from adoption of IAS/IFRS, are attributable to:

- derecognition of the costs and revenues pertaining to the Findomestic Group, for IAS/IFRS purposes, consolidated on an equity basis;
- entry of the item "Changes in actuarial reserves of the insurance sector" and other items in the profit and loss account of the subsidiary Centrovita Assicurazioni S.p.A., following its consolidation on a line-by-line basis;
- entry of commissions under "transaction costs", for the purposes of calculating the amortised cost for medium- and long-term loans;
- derecognition of the amortisation of goodwill and goodwill arising on consolidation, since the relevant asset items have been positively subjected to impairment test;
- re-allocation of exceptional income and charges, not provided for by the IAS/IFRS, to other items in the profit and loss account.

Finally, appropriate tables appearing in the appendix to this report show the effects the adoption of the IAS/IFRS would have had on the consolidated balance sheet at 31 December 2004 and 1 January 2005, as well as on the consolidated profit and loss account at 31 December 2004 prepared according to Italian accounting standards.

Appendix to the half-year report

Reconciliation statements prepared in application of IFRS 1 - "First-time adoption of International Financial Reporting Standards" and supplementary information

First-time adoption of IAS/IFRS by the Banca CR Firenze Group (the "Group")

The principles applied upon first-time adoption of IAS/IFRS by the Banca CR Firenze Group are those issued by the International Accounting Standards Board and endorsed by the European Commission, also taking into account the interpretations by the International Financial Reporting Interpretations Committee (IFRIC) for the cases applicable to the Group. The first-time adoption of international accounting standards to consolidated financial statements requires determination, in accordance with these standards, of the opening balances of assets and liabilities as at the date of transition to IAS/IFRS, which corresponds at the beginning of the first period compared with the first financial statements prepared according to IAS/IFRS.

According to international accounting standard IFRS 1, upon date of transition, the differences between the foregoing assets and liabilities measured in accordance with IAS/IFRS and the amounts calculated by applying the previous accounting standards, have been entered under specific items in shareholders' equity, net of the relevant tax effect. In compliance with the transition provisions laid down in the IAS/IFRS, the Group has adopted the standards expected to come into force as from 31 December 2005, effective for periods beginning on 1 January 2004, except for IAS 32 and 39 and IFRS 4, governing insurance contracts, effective from 1 January 2005.

The opening balance sheet, upon date of transition to the new standards, has been prepared applying the following rules laid down by IFRS 1:

- assets and liabilities required to be entered by the IAS/IFRS have been recognised;
- assets and liabilities not allowed to be entered by the IAS/IFRS have been derecognised;
- items referring to other types of assets, liabilities or shareholders' equity component have been reclassified according to IAS/IFRS;
- IAS/IFRS have been adopted to measure all the assets and liabilities recognised according to such standards.

In particular, financial instruments (represented by securities, receivables, payables, derivative contracts and minority interests) have been reclassified under the new categories envisaged by IAS/IFRS, as set forth in IFRS 1, which, upon transition to IAS/IFRS, allows the use of such categories, notwithstanding the general rule that provides for using such classification exclusively upon acquisition of the financial instrument. Customer loans and amounts owing by banks have kept such classification, either when originated by the Group or when acquired from third parties. This was also the case with repurchase agreements, trade receivables and receivables originated from finance lease transactions. Accounts related to funding from customers and banks have maintained a classification similar to the previous one.

Derivative contracts have been classified depending on whether contracts are entered into for trading or hedging purposes, entering the former under "Financial assets held for trading" or "Financial liabilities held for trading", if, respectively, positive or negative, and the latter, if classified as "effective" hedging instruments, under "Hedging derivatives", entered in assets for "positive" contracts, or in liabilities, for "negative". In case of "ineffective" hedging or of hedging not recognised by IAS/IFRS, derivative contracts have been classified as trading.

Participating interests kept their old classification under the relevant items in the financial statements, only if referring to investments in subsidiaries, associated companies and joint ventures; all other equity interests have been entered under "Financial assets available for sale". The stake in the Bank of Italy, given its peculiarity, has been entered, as usual, at cost.

The redefinition of the consolidation area, following adoption and interpretation of the new standards, entailed identification of the participating interests to be consolidated on a line-by-line basis, that is, in particular, Centrovita Assicurazioni S.p.A. and Immobiliare Nuova Sede S.r.l., previously falling outside the abovementioned consolidation area, since they did not carry out any banking or financial activities, or if so, their total assets were irrelevant: furthermore, according to IAS 31, the joint venture in Findomestic Banca S.p.A. has been consolidated on an equity basis rather than on a proportional basis, as previously made pursuant to Article 35 of Legislative Decree No. 87/1992. Finally, in regard to consolidation of Cassa di Risparmio della Spezia S.p.A., the relevant opening balances of the items in the financial statements have been included in the values of the consolidated financial statements at 1 January 2004, to recognise the acquisition of control as at such date, in compliance with IAS/IFRS.
Upon first-time adoption of IAS/IFRS, IFRS 1 provides for a number of optional exemptions from the requirements of compliance with such standards: in particular, the Group opted for the following exemptions:

- *business combinations*: the exemption involves the possibility not to retroactively adopt the IAS/IFRS rules to business combinations taking place before the first-time adoption date (1 January 2004). Hence, existing goodwill may not be recalculated in accordance with the provisions laid down by international accounting standards; accordingly, no adjustments have been made to the carrying value of such goodwill entered in the financial statements upon the first date of transition to IFRS;
- *fair value or redetermination of the value as deemed cost*: the exemption has allowed for the adoption of the fair value of buildings, as deemed cost, upon date of transition to IAS/IFRS;
- *designation of financial instruments previously recognised*: the exemption has allowed for the designation of financial instruments held as assets/liabilities measured at fair value or as available for sale upon date of transition to IAS/IFRS;
- *employee benefits (staff termination pay)*: the exemption has allowed for the recognition, upon first-time adoption, of all the actuarial profits and losses related to previous periods, with recognition in shareholders' equity;
- *share-based payment options*: for profit-sharing schemes granted before the effective date of IAS/IFRS, the Group has opted not to apply IFRS 2 as at that date;
- *first adoption of IAS/IFRS related to financial instruments and insurance contracts*: as provided by IFRS 1, the Group has opted not to apply such standards to the presentation of comparative figures related to the 2004 financial year in application of IAS 32 and IAS 39 and IFRS 2 and IFRS 4. Therefore, the 2004 comparative figures related to the foregoing financial instruments and insurance contracts have been shown on the basis of the recognition and measurement criteria adopted in the preparation of the financial statements at 31 December 2004;
- *assets/liabilities derecognised*: financial assets or liabilities, either transferred or derecognised, may not be entered in the financial statements, in accordance with the previous national accounting standards, prior to 1 January 2004, if such derecognition does not comply with the requirements set forth in IAS 39. This is also the case with all the securitisations of financial assets made by the Group, pursuant to Law No. 130/99, prior to 1 January 2004, falling outside the consolidation area, since the relevant loans portfolio sold has been derecognised from the financial statements of the transferring bank and of the SPV, in application of the previous accounting standards.

Finally, take note that the Group has opted not to comply with the so-called Fair Value Option (approved by the IASB on 16 June 2005 and by the Accounting Regulatory Committee on 8 July 2005), except for insurance policies (contracts entered into by the subsidiary Centrovita Assicurazioni S.p.A.) already measured at fair value in the financial statements at 31 December 2004.

The following paragraph, "Accounting policies", illustrates the IAS/IFRS standards adopted by the Group.

Accounting policies

General principles for the preparation of financial statements

The foregoing principles are the following:

a. *going concern*: assets, liabilities and "off-balance sheet" transactions are measured on the basis of the working values of Group companies, since being long-term;
b. *accruals basis of accounting*: costs and revenues are recognised on an accruals basis, in relation to the underlying services received and supplied, irrespective of the date of the relevant money settlement; the costs/revenues correlation method applies;
c. *consistency of presentation*: to guarantee comparability of figures and information shown in the balance sheet, profit and loss account and notes to the financial statements, presentation and classification criteria are maintained, unless their change is required by an international accounting standard or its interpretation, or unless their change is designed to provide a more significant and reliable presentation of the values; whenever a specific presentation or classification method is changed, the new method applies - if possible - retroactively, detailing the reasons and nature and indicating the effects on the presentation of the Group's position;
d. *materiality and aggregation*: each material class of elements showing similar nature or functions is shown separately in the balance sheet and profit and loss account formats; elements showing different nature or functions, if material, are recognised separately;
e. *prohibition of offsetting elements*: the prohibition of offsetting elements applies, unless such rule is provided for or allowed by international accounting standards or by their relevant interpretation.

Consolidation criteria

The consolidation of figures related to the Parent Company and to subsidiaries wholly-owned or jointly controlled, is governed as follows:

- *Wholly-owned subsidiaries*: assets, liabilities, shareholders' equity, "off-balance sheet" transactions, costs and revenues of the Parent Company and of all the wholly-owned subsidiaries, whatever the business carried on, are grouped under the relevant items and sub-items of the consolidated financial statements according to the consolidation method on a line-by-line basis under IAS 27, except for the elimination of participating interests in subsidiaries and the corresponding portions of shareholders' equity of such companies, as well as the other inter-group balance sheet and profit and loss account relations. Any positive difference arising from the comparison between the carrying value of each participating interest and the corresponding portion of the shareholders' equity of the subsidiary is entered as goodwill and subject to impairment test associated with the impairment of the company's overall economic or financial position, or with circumstances that might similarly affect the future prospects of the company itself and the presumed realisable value. If the foregoing difference is negative, such value is entered as revenue in the consolidated profit and loss account.
- *Jointly-controlled subsidiaries*: participating interests in companies jointly controlled are valued at equity, as permitted under IAS 31.

Consolidation area

The scope of consolidation includes the Parent Company and the companies it either directly or indirectly controls, the scope also including companies operating in lines of business other than the Parent Company's; likewise, the foregoing perimeter also includes SPVs set up in the frame of the securitisation transactions, whenever the requirements provided

for by the new standards and their interpretations apply, with special reference to SIC 12 in the case of a control position; therefore, following adoption of IAS/IFRS, consolidation area now includes the Parent Company and the following companies:

- *Cassa di Risparmio di Pistoia e Pescia S.p.A. - bank*
- Cassa di Risparmio di Civitavecchia S.p.A. - bank
- Cassa di Risparmio di Orvieto S.p.A. - bank
- Cassa di Risparmio di Mirandola S.p.A. - bank
- Cassa di Risparmio della Spezia S.p.A. - bank
- Centrovita *Assicurazioni* S.p.A. – *insurance* company
- Centro Riscossione Tributi - CERIT S.p.A. – finance company
- Società Riscossione Tributi - SRT S.p.A. – finance company
- CR Firenze Gestion Internationale S.A. – finance company
- Infogroup S.p.A. – industrial service company
- City Life S.p.A. – industrial service company
- Immobiliare Nuova Sede S.r.l. – property service company
- Perseo Finance S.r.l. - securitisation SPV
- CR Firenze Mutui S.r.l. – securitisation SPV

Main balance sheet and profit and loss account aggregates

1. Financial assets held for trading

(a) Criteria for classification

Financial assets held for trading include securities purchased for ordinary purchase/sale or treasury transactions, as well as derivative instruments with a positive fair value (other than hedging instruments), including those embedded in structured financial instruments, for which the conditions laid down for separate accounting from the underlying financial instruments apply.

(b) Criteria for recognition and derecognition

Financial assets are initially entered upon settlement date for debt and equity securities, and upon subscription date for derivative contracts; upon initial recognition, financial assets held for trading are valued at cost, namely the fair value of the instrument, without taking into account trading costs or income directly attributable to the instrument itself.
Securities are included in the trading portfolio upon purchase and cannot be subsequently transferred into other portfolios, as is the case for securities held in other portfolios, which cannot be transferred to the trading portfolio; instead, derivative contracts held for trading may be used, subsequent to their initial purchase, for risk hedging purposes, as is the case for derivative instruments initially used for risk hedging purposes, subsequently transferred to the trading portfolio when the foregoing purposes no longer apply.
Securities transferred to third parties are derecognised from the balance sheet only in the event the transferees are materially transferred all the risks and benefits or actual control of such securities; otherwise, such securities are entered under liabilities to transferees for the amount equal to the transfer prices, inclusive of relevant costs and revenues.
Incoming and outgoing transfers of trading securities are governed by the "settlement date" method, whereas derivative instruments are recognised in accordance with the "trade date" criterion; interest on securities is determined by adopting the nominal interest rate, whereas trading profits and losses are calculated by assigning to the residual amounts the book values calculated by applying the continuous weighted average cost method.

(c) Accounting criteria

Subsequent to initial recognition, financial assets held for trading are measured at fair value; as for financial instruments listed on regulated (efficient) markets, the fair value is equal to the closing market prices.

For financial instruments not listed on regulated markets, the fair value is calculated by taking into consideration the market quotations of similar instruments (if available) or the present value of expected cash flows, considering the range of risk profiles typical of the instruments themselves, and through discount rate adjustment or cash flow adjustment-type approaches; expected losses are calculated in accordance with the relevant Probability of Default ("PD") and Loss Given Default ("LGD") provided by internal rating systems or calculated on a historical-statistical basis, whereas interest rates are determined by adopting zero-coupon rate curves. Equity securities, whose fair value cannot be reliably measured, though applying the foregoing guidelines, are maintained at cost.

(d) Criteria for recognition of income components

Interest and dividends on securities are entered, respectively, under "interest earned and similar income" and under "dividends and similar income"; trading profits and losses are entered under "net trading profit", whereas capital gains and losses are recorded under "net trading profit".

2. Financial assets available for sale

(a) Criteria for classification

Financial assets available for sale include securities purchased also for investment purposes, without excluding their transfer; such securities are mainly from the company's treasury, as well as equity securities representing minority interests.

Securities are included in the portfolio available for sale upon purchase and cannot be subsequently transferred into other portfolios, except for exceptions permitted under IAS 39.

(b) Criteria for recognition and derecognition

Financial assets are initially entered upon settlement date for debt or equity securities and at cost, being intended as fair value of such asset; if entry arises from a reclassification of assets held to maturity, the relevant value is the fair value upon transfer.

Securities transferred to third parties are derecognised from the balance sheet only in the event the transferees are materially transferred all the risks and benefits or actual control of such securities; otherwise, such securities are entered under liabilities to transferees for the amount equal to the transfer prices, inclusive of relevant costs and revenues.

Incoming and outgoing transfers of financial assets available for sale are governed by the "settlement date" method; interest is determined by adopting the internal rate of return, whereas trading profits and losses are calculated by assigning to the residual amounts the book values calculated by applying the continuous weighted average cost method.

Structured securities, formed by the combination of a security and of one or more embedded derivative instruments, are separated, then recorded separately from their inherent derivatives, if their economic and risk profiles differ from the underlying securities, and if they are classifiable as separate derivative contracts.

(c) Accounting criteria

Measurements subsequent to initial recognition are made at fair value.

As for securities listed on regulated (efficient) markets, the fair value is equal to the closing market prices.

For debt and equity securities not listed on regulated markets, the fair value is calculated by taking into consideration the market quotations of similar instruments (if available) or the present value of expected cash flows, considering the range

of risk profiles typical of the instruments themselves, and through discount rate adjustment or cash flow adjustment-type approaches: expected losses are calculated in accordance with the relevant Probability of Default ("PD") and Loss Given Default ("LGD") provided by internal rating systems or calculated on a historical-statistical basis, whereas interest rates are determined by adopting zero-coupon rate curves.
In regard to unlisted participating interests, the fair value is calculated on the basis of the company's most appropriate measurement methods, taking into account the business carried on by each related concern; such assets are maintained at their accounting value if their fair value cannot be reliably measured. Securities available for sale are also subject to impairment test, should circumstances arise hinting the existence of losses of value deriving from impairment of the issuers' solvency and from other indicators provided for by IAS 39.

(d) Criteria for recognition of income components
Interest and dividends on securities are entered, respectively, under "interest earned and similar income" and under "dividends and similar income"; trading profits and losses are entered under "profits/losses from transfer of financial assets available for sale"; capital gains and losses arising from the securities available for sale measured at fair value are entered under the "AFS Reserve" (within the "Valuation reserve") in the shareholders' equity, and allocated to the profit and loss account upon transfer of such securities, whereas any losses arising from the application of impairment procedures are recorded under "Net value adjustments for impairment of financial assets available for sale".

3. Financial assets measured at fair value

The Group has so far opted not to exercise the so-called "fair value option" under IAS 39; accordingly, there is no portfolio of financial assets measured at fair value, except for the values related to financial assets associated with insurance policies which have been classified as investment contracts pursuant to IFRS 4 and IAS 39.

4. Financial assets held to maturity

(a) Criteria for classification
To date, the Group maintains no portfolio of financial assets held to maturity. This category includes securities purchased for long-term investment purposes, which cannot be sold or transferred into other portfolios, without prejudice to the exceptions permitted under IAS 39.

(b) Criteria for recognition and derecognition
Financial assets are initially entered upon settlement date.
Upon initial recognition, financial assets classified under this category are recognised at cost, inclusive of any costs or income directly attributable. If recognition in said category is made through reclassification of Assets available for sale, the fair value of the asset, upon reclassification date, is taken as the new amortised cost of the asset itself.
Securities transferred to third parties are derecognised from the financial statements only in the event the transferees are materially transferred all the risks and benefits or actual control of such securities; otherwise, such securities are entered under liabilities to transferees for the amount equal to the transfer prices, inclusive of costs and revenues associated with the abovementioned liabilities and the securities transferred, respectively.

Incoming and outgoing transfers of securities held to maturity are governed by the "settlement date" method; interest is determined by adopting the internal rate of return, whereas transfer profits and losses are calculated by assigning to the residual amounts the book values calculated by applying the continuous weighted average cost method. Structured securities, formed by the combination of a security and of one or more embedded derivative instruments, are separated, then recorded separately from their inherent derivatives, if their economic and risk profiles differ from the underlying securities, and if they are classifiable as separate derivative contracts.

(c) Accounting criteria

Measurements subsequent to initial recognition are made in accordance with the amortised cost method, by subjecting the securities to impairment test, should circumstances arise hinting the existence of losses of value deriving from impairment of the issuers' solvency and from other indicators provided for by IAS 39.

(d) Criteria for recognition of income components

Interest on securities is entered under "interest earned and similar income", while transfer profits and losses are entered under "profits/losses from transfer of financial assets held to maturity"; any losses arising from impairment tests are recorded under "Net value adjustments for impairment of financial assets held to maturity".

5. Receivables

(a) Criteria for classification

The receivables portfolio includes amounts owing by banks and customer loans directly granted or acquired from third parties, entailing fixed or otherwise determinable payments.

(b) Criteria for recognition and derecognition

A receivable is initially entered upon its grant date or, for debt instruments, upon their settlement date, based on the fair value of the financial instrument, which is equal to the amount granted or to the subscription price, inclusive of costs/income directly attributable to each loan, as far as longer than short-term loans are concerned, determinable from inception, although paid out subsequently; the costs excluded are those that, although having said characteristics, are paid back by the borrower or are classifiable as ordinary internal administrative costs. For loans entered into at conditions other than market conditions, the fair value is calculated by using proper valuation techniques; the difference, with respect to the amount granted or to the subscription price, is entered in the profit and loss account. Loans are entered in said portfolio upon granting and cannot be subsequently transferred into other portfolios; interest is determined by adopting the internal rate of return.

Receivables transferred to third parties are derecognised from the balance sheet only in the event the transferees are materially transferred all the risks and benefits or actual control of such receivables; otherwise, such receivables are entered under liabilities to transferees for the amount equal to the transfer prices, inclusive of costs and revenues associated with such liabilities and the receivables assigned, respectively.

Receivables falling in the frame of securitisation transactions or those assigned before 1 January 2004, may benefit from the exemption laid down by IFRS 1, allowing for adoption of the previous accounting standards under which said receivables are derecognised from the balance sheet.

(c) Accounting criteria

Measurements subsequent to initial recognition are made in accordance with the amortised cost method, by subjecting the securities to impairment test, to verify the existence of any losses of value deriving from impairment of the issuers' solvency and from other indicators provided for by IAS 39; in particular, the procedure to assess the status of the impairment test is split up into two stages:

1) individual assessments to select - in the entire loan portfolio - the impaired loans (problem loans) and define the presumed realisable value ascribable to such loans;
2) collective assessments for the lump-sum estimate of expected losses on regular loans.

Impaired loans subject to individual assessment are formed by the following types of irregular loans:

a) doubtful loans;
b) non-performing loans;
c) restructured exposures;
d) unsettled or overdraft exposures for over 180 days.

Losses of value on single irregular loans are balanced to the negative difference between the respective recoverable discounted-back value and the corresponding amortised cost; such value is equal to the present value of cash flows expected for capital and interest calculated on the basis of:

1) the value of contractual cash flows, net of expected losses, estimated by taking into account any guarantee;
2) expected recovery time, estimated by also taking into account the procedures put in place for the recovery itself;
3) the discount rate, equal to the internal rate of return.

For collective assessments, losses in value of regular loans, broken down by homogeneous risk categories, are balanced to the expected losses on such loans calculated on the basis of the relevant Probability of Default ("PD") and Loss Given Default ("LGD") provided by internal rating systems or calculated on a historical-statistical basis.

(d) Criteria for recognition of income components

Interest on receivables are entered under "interest earned and similar income", whereas any losses arising from the application of impairment procedures are recorded under "Net value adjustments for impairment of receivables", and transfer profits or losses are entered under "profits/losses from transfer of receivables".

6. Hedging transactions

(a) Criteria for classification

The portfolio of risk hedging transactions includes the derivative instruments used for the purpose of eliminating or cutting down market risks hedged financial instruments are exposed to: such transactions aim particularly at hedging the fair value of a number of bond issues.

Only instruments involving a counterpart external to the Group may be designated as hedging instruments.

(b) Criteria for recognition and derecognition

Each hedging relationship is formally documented and regularly tested for its retrospective and perspective effectiveness, in order to assess its strength; it is derecognised upon conclusion, revocation or early termination or whenever it fails to pass the effectiveness tests.

(c) Accounting criteria

Hedging derivative instruments are measured at fair value, as well as hedged positions, taking into consideration only the changes in values produced by hedged risks: such measurements are carried out by adopting models similar to those used for unlisted financial instruments.

(d) Criteria for recognition of income components

Capital gains and losses from hedging derivative instruments and from hedged positions are entered under "net profit from hedging activities", whereas differentials accrued on hedging derivative instruments are recognised under "interest earned and similar income" or "interest expense and similar charges".

7. Participating interests

(a) Criteria for classification

The participating interests portfolio includes interests in joint ventures, as well as in associated companies, over which control is significant; such a control, unless proven otherwise, is presumed to represent at least 20% of voting rights in the underlying companies.

(b) Criteria for recognition and derecognition

Upon first-time entry date of each participating interest, calculation is made of the difference between cost - inclusive of any additional charges - and the portion of fair value pertaining to the identifiable net assets of the related concern; the foregoing difference, if positive, is kept included in the cost of participating interests as goodwill and is not amortised, whereas any difference, if negative, is recorded as revenues in the profit and loss account.

Financial assets are derecognised from the balance sheet when the financial rights on the financial flows of the assets themselves no longer apply, or when the asset is disposed of by substantially transferring all the relevant risks and benefits.

(c) Accounting criteria

Participating interests are valued at equity; subsequent to the acquisition date, the initial value of each participating interest is either increased or decreased of the relevant portion of the period's economic results of the related concern and decreased of dividends paid. Should a related concern be affected by economic-financial impairment, the relevant participating interest is subject to impairment test to verify the existence of any permanent losses of value.

(d) Criteria for recognition of income components

The negative differences in shareholders' equity arising upon the first-time entry of participating interests, the subsequent changes corresponding to the relevant portion of the period's economic results of the related concerns, as well as any losses arising from the application of impairment procedures, are recorded under "profits/losses of participating interests valued at equity".

8. Property, plant and equipment

(a) Criteria for classification

Property, plant and equipment include both assets used for own use and those held for investment, to be used in the production or supply of goods and services; said item also includes assets used in finance lease contracts, even though their legal ownership remains in the hands of the lessor.

(b) Criteria for recognition and derecognition

Property, plant and equipment are initially entered on the basis of their relevant purchase costs, inclusive of any additional charges; extraordinary expenses subsequently incurred are entered to increase initial costs, if they increase the value, the useful life or the production capacity of the underlying assets; a tangible asset is derecognised from the bal-

ance sheet upon its disposal or when the asset is permanently withdrawn from use and no future economic benefits are expected from its disposal.

(c) Accounting criteria

Subsequent measurements of property, plant and equipment for own use of definite life are made on the basis of the cost principle written down for depreciation, revalued upon first-time adoption of IAS/IFRS at fair value as deemed cost, by resorting to appropriate expert estimates made by qualified external agencies or by experts listed in the Professional Rolls; the book value of real property to be depreciated is separated from the value of underlying land, not to be depreciated since classified as a permanent asset, by adopting appropriate estimates for real property purchased before the effective date of IAS/IFRS. The duration of the depreciation is balanced to the useful life of the assets to be depreciated and the relevant time span is determined on a straight-line basis. Property, plant and equipment for own use are also subject to impairment test, should circumstances arise hinting the existence of permanent losses of value.

Property, plant and equipment held for investment are measured at fair value, which is periodically calculated by resorting to appropriate expert estimates made by qualified external agencies or by experts listed in the Professional Rolls.

(d) Criteria for recognition of income components

Regular depreciation and any permanent losses of value of property, plant and equipment for own use are entered under "net value adjustments to property, plant and equipment"; capital gains and losses calculated on the basis of property, plant and equipment held for investment and valued at equity are recorded under "net profit from property, plant and equipment measured at fair value".

9. Intangible assets

(a) Criteria for classification

Intangible assets include non-physical production factors with a long-term useful life, whose cost can be reliably measured, provided said elements are identifiable, that is, legally protected or traded separately from other corporate assets.

(b) Criteria for recognition and derecognition

Intangible assets are initially entered on the basis of their relevant purchase costs, inclusive of any additional charges; expenses subsequently incurred are entered to increase initial costs, if they increase the value or the production capacity of the underlying assets.

Goodwill is entered for an amount equal to the positive difference between costs incurred to acquire the companies or underlying business complexes and the corresponding portion of shareholders' equity.

An intangible asset is derecognised from the balance sheet upon its disposal and no future economic benefits are expected.

(c) Accounting criteria

Subsequent measurements of intangible assets of definite duration are made on the basis of the cost principle written down for amortisation.

The duration of the amortisation is balanced to the useful life of the assets to be amortised; the relevant time span is determined on a straight-line basis; intangible assets are also subject to impairment test, should circumstances arise hinting the existence of permanent losses of value.

Goodwill and intangible assets with indefinite life, therefore not subject to amortisation, are regularly subject to impairment test, balancing the losses of value to any negative difference between the book value of shareholders' equity and the recoverable value of each individual asset or of the Group's industry, calculated in accordance with business segmentation criteria underlying the segment information each goodwill or intangible asset belongs to; the recoverable value is the higher of the value in use and the value in exchange (current value net of transaction costs) of the business segment in question, both measured on the basis of the company's most appropriate accounting criteria according to industry.

(d) Criteria for recognition of income components

Regular amortisation and any permanent losses of value are recorded under "net value adjustments to intangible assets", while permanent losses of value ascribable to goodwill and to intangible assets with indefinite life are entered, respectively, under "value adjustments to goodwill" and "net value adjustments to intangible assets".

10. Non-current assets held for sale

To date, there are no non-current assets held for sale.

11. Financial liabilities held for trading

(a) Criteria for classification

The abovementioned financial liabilities include technical overdrafts arising from securities trading and all the derivative instruments with a negative fair value, other than those used for risk hedging purposes, including derivative instruments embedded in structured financial instruments for which the conditions laid down for separate accounting from the underlying financial instruments apply.

(b) Criteria for recognition and derecognition
(c) Accounting criteria
(d) Criteria for recognition of income components

The same criteria established for financial assets held for trading apply.

12. Financial liabilities measured at amortised cost

(a) Criteria for classification

Payables, outstanding securities and subordinated debt include all debt financial liabilities, other than liabilities held for trading, representing the typical forms of fund raising, either from customers or banks, or embedded in securities, net of any repurchased amounts; payables recorded by the lessee in the frame of finance lease transactions are also included.
The foregoing financial liabilities are transferred into said portfolio upon acquisition of the funds, and cannot be subsequently transferred to liabilities held for trading, as is the case for liabilities held for trading, which cannot be transferred to the foregoing financial liabilities.

(b) Criteria for recognition and derecognition

Financial liabilities are initially entered upon receipt of the sums deposited or at the issue of debt securities; initial entry is made on the basis of the fair value of such liabilities, which is usually equal to the amount collected or the issue price, adjusted by any additional costs and/or income directly attributable to the individual funding or issuing transaction, not reimbursed by the funding counterpart; internal administrative costs are excluded.

The fair value of the foregoing financial liabilities issued at conditions other than market conditions is appropriately estimated and the difference from the market value is directly taken to the profit and loss account.

Incoming and outgoing transfers of the foregoing financial liabilities, consequent to issue or spot transactions, are governed by the "settlement date" method; liabilities issued and subsequently repurchased are derecognised from liabilities.

Interest is determined by adopting the internal rate of return; profits and losses from repurchase of liabilities are calculated by assigning to the residual amounts the book values calculated by applying the continuous weighted average cost method.

Structured financial liabilities, formed by the combination of a security and of one or more embedded derivative instruments, are separated, then recorded separately from their inherent derivatives, if their economic and risk profiles differ from the underlying securities, and if they are classifiable as separate derivative contracts.

The financial liabilities in question are derecognised from the balance sheet when they have expired or extinguished, as well as in case of repurchase of securities previously issued: the difference between the book value of the liability and the amount paid for purchase is recorded in the profit and loss account.

Re-placement on the market of own securities subsequent to repurchase, is considered a new issue, with recognition at the new placement price, carrying no effects on the profit and loss account.

(c) Accounting criteria

After initial recognition, the foregoing financial liabilities are valued at amortised cost, based upon the actual interest rate method, except for short-term liabilities, which are stated at collected amount.

(d) Criteria for recognition of income components

Interest is entered under "interest expense and similar charges"; while profits and losses from repurchase of liabilities are entered under "profit/loss from purchase of financial liabilities".

13. Provision for Staff Termination Pay

(a) Criteria for classification

(b) Criteria for recognition and derecognition

(c) Accounting criteria

Staff termination pay is recorded by the actuarial value, calculated annually and based upon estimates made by an independent actuary; for discounting-back purposes, the projected unit credit method is adopted, which envisages future obligations on the basis of historical-statistical analyses, the demographic curve and the financial discounting-back of such flows based upon a market interest rate. The contributions paid in each financial year are considered separately, and recognised and measured individually to determine final obligation.

(d) Criteria for recognition of income components

Provisions for staff termination pay, as well as any actuarial profits and losses are recognised in the profit and loss account under "staff costs"; where time value is material, the provisions are discounted back by adopting current market rates.

14. Pensions and other provisions for risks and charges

(a) Criteria for classification

(b) Criteria for recognition and derecognition

(c) Accounting criteria

Pensions

Such provisions are allocated in implementation of corporate agreements and the relevant commitment is determined as follows:

- present value of the defined-benefit obligation adopted as from the closing date;
- plus (minus) every profit (loss) not recognised arising from adoption of the actuarial method;
- minus any social security costs related to previous services yet to be recognised;
- minus the fair value of assets servicing the plan upon the closing date.

The costs to service the plan are recorded in the profit and loss account.

Other provisions for risks and charges

Other provisions for risks and charges include provisions related to current obligations originated by a previous event for which a disbursement will probably arise to meet the obligation itself, provided the relevant amount can be reliably estimated.

Where the time value is material, provisions are discounted back by adopting current market rates, recognising the provision in the profit and loss account.

(d) Criteria for recognition of income components

Provisions for the funds in question are recorded under "net provisions for risks and charges", except for those related to internal staff supplementary pension treatment, to be entered under "staff costs"; the foregoing item also includes provisions, allocated on an analytical and collective basis, regarding the estimate of the possible disbursements associated with the credit risk related to guarantees and commitments.

15. Transactions in foreign currency

(a) Criteria fore classification

(b) Criteria fore recognition and derecognition

Upon initial recognition, foreign currency transactions are translated into euro, by applying to the foreign currency amount the exchange rate prevailing at the date of such transaction.

(c) Accounting criteria

Upon the reference date, assets and liabilities in foreign currency are translated into euro by adopting the following criteria:

1. for monetary items (receivables, debt securities, financial liabilities), using the spot exchange rates prevailing at the closing date;
2. for non-monetary items (equity securities) valued at cost, based upon the spot exchange rates prevailing at the date of the underlying transactions (historical exchange rates), except for losses arising from adoption of impairment procedures, for the translation of which closing spot exchange rates apply;
3. for non-monetary items (equity securities) measured at fair value, using the spot exchange rates prevailing at the closing date.

(d) Criteria for recognition of income components

Exchange differences are recorded under "net profit from trading", except for differences related to revaluation reserves of securities available for sale, which are recorded directly in such reserves.

16. Tax assets and liabilities

(a) Criteria for classification

Current tax assets and liabilities represent, respectively, the excess amount of payments made and obligations yet to be discharged related to income tax for the current or previous financial years.

Deferred tax assets and liabilities represent, respectively, income taxes recoverable in future financial years consequent to temporary deductible differences or recognizable tax losses, and income taxes payable in future financial years consequent to temporary taxable differences.

(b) Criteria for recognition and derecognition

Tax assets and liabilities are offset whenever allowed by law and the Group's intention is to settle them on a net basis; in application of the "balance sheet liability method", deferred tax liabilities are always recognized (excluding those concerning goodwill), whereas deferred tax assets are recorded exclusively in the event expected taxable income is deemed adequate enough to absorb temporary deductible differences and the recognizable tax losses, and provided they be generated by identified, one-off events.

(c) Criteria for recognition of income components

Either current or deferred tax assets and liabilities are recorded against "income taxes for the period on continuing operations", unless they can be recognized in shareholders' equity or in goodwill, since being respectively related to transactions whose results directly involve shareholders' equity or business combinations.

17. Other information

Put options

Commitments arising from put options issued by the Parent Company on minority interests in the shareholders' equity of subsidiaries, are entered in the balance sheet under financial liabilities measured at amortised cost, for a value equal to the present value of the relevant exercise prices.

Insurance assets and liabilities

Actuarial reserves related to insurance contracts under IFRS 4 are recognised under "Other liabilities" and the corresponding actuarial reserves borne by reinsurers are recorded under "Other assets"; the relevant measurement criteria are consistent with the indications set out by ANIA (Associazione di categoria delle imprese assicurative, Insurance Companies Association), as well as with the draft information prepared by the insurance supervisory authority (ISVAP). Income components typical of the insurance business not attributable to other items in the profit and loss account are recorded under "changes in actuarial reserves – insurance sector".

Own shares

Any own shares held are entered as a direct reduction in the shareholders' equity; likewise, the original cost of such shares and the profits and losses deriving from their subsequent sale are recognised as changes in shareholders' equity.

Share-based payments

Stock option and stock granting plans reserved to staff resolved by the Parent Company are share-based payments; the relevant fair values and the corresponding increases in shareholders' equity are determined by referring to the fair value of the respective options upon assignment date, considering negative income components (staff costs) the amounts determined based on the provisions of the foregoing plans, and taking into account the market value of the shares; in particular, as far as stock option plans are concerned, said value, which represents a cost for the company from the moment the plan is resolved upon to the date the option is exercised (the so-called "vesting period"), is calculated by distributing the relevant charges based upon the rules set out in the granting resolution (exclusion of resigning people, estimate of achievement of pre-established objectives, exercise prices, etc.), recognized in the profit and loss account on an accrual basis, against the shareholders' equity, also estimating the exercise percentage of the plan during its life.

Revenue recognition

Revenues are recognised when collected or, in any case, when it is probable that the future benefits will be received and such benefits may be reliably determined; in particular:

- default interest, which may be contractually provided for, is recorded in the profit and loss account only upon actual collection;
- dividends are recognised in the profit and loss account when their cash distribution is approved;
- revenues arising from dealing financial instruments held for trading, determined by the difference between the transaction price and the fair value of the instrument, are recognized in the profit and loss account upon recognition of the transaction, if the fair value is determinable by referring to parameters or transactions recently reported on the same market on which the instrument is traded, whereas income from financial instruments, for which the foregoing measurement cannot be applied, is recorded in the profit and loss account over the life of the transaction.

Securitisations

Even after the effective date of IAS/IFRS, it is deemed that SPVs, set up pursuant to Law No. 130 of 1999, may continue to recognise securitisation transactions only in the notes to the financial statements. In fact, since securitised loans are legally considered "separate assets" to the benefit of the holders of securities issued by the SPV to fund the purchase of said receivables, such assets and liabilities comply with the conditions set out in paragraph 19 of IAS 39 (the so-called "pass-through provisions") for the derecognition of assets being disposed of; on the contrary, the transferor companies may continue to derecognise from their assets, assets sold only in the event they have substantially transferred all the relevant risks and benefits associated with these assets.

In regard to securitisation transactions implemented pursuant to Law No. 130 of 1999 and before the date of transition to IAS/IFRS (1 January 2004), IFRS 1 provides for a particular derogation from the adoption of derecognition rules for the transfer of financial assets that took place before such date (see IFRS 1, paragraphs 27 and 27A); under such derogation, for securitisation transactions made before 1 January 2004, the Company may choose to continue adopting the previous accounting rules or retroactively adopting the provisions of IAS 39, as from a date chosen by the Company itself.

The Group has chosen to opt for the foregoing derogation, which is deemed to produce effects entailing non re-entry of securitised receivables, not only for the purposes of the annual accounts of the transferor company, but also for those of the annual accounts of the SPV, as well as of the consolidated financial statements of the transferor company, since derecognition of receivables by the SPV and by the transferor companies was previously made in compliance with specific domestic provisions governing financial statements.

Reconciliation statements and supplementary information on changes from adoption of IAS/IFRS

Preamble

The reconciliation statements shown in this appendix have been drawn up in application of the provisions contained in IFRS 1, "First-time adoption of International Financial Reporting Standards" ("FTA"), incorporated and regulated by Consob by resolution No. 14990 of 14 April 2005, amending the Issuers' Regulations concerning interim financial reporting. Such statements, drawn up for the purposes of transition to international accounting standards, must not be considered as replacing the further details to be supplied in the preparation of the first financial statements drawn up in compliance with IAS/IFRS standards. In particular, the statements hold no comparative figures and supplementary information required to give an exhaustive representation of the economic-financial position and the consolidated economic results in accordance with IAS/IFRS.

The foregoing statements show the reconciliation of shareholders' equity at 1 January 2004 and 31 December 2004, excluding IAS 32 and 39 and IFRS 4, and at 1 January 2005, as well as the reconciliation of the economic results at 31 December 2004, excluding IAS 32 and 39 and IFRS 4; appropriate tables also show the effects the adoption of IAS/IFRS would have had on the consolidated balance sheet at 31 December 2004 and 1 January 2005, as well as on the consolidated profit and loss account at 31 December 2004 prepared according to Italian accounting standards.

The values appearing in the foregoing statements may be subject to modifications before publication of the consolidated financial statements at 31 December 2005, should new international accounting standards be introduced, standards already in force be changed, or if the relevant interpretations were to change, carrying a retroactive effect; take note that, should the *current* tax regulations also be subject to changes in the meantime, a new calculation of the tax effect related to the first-time adoption of the new standards would then be required.

The reconciliation statements below, accompanied by supplementary information on the preparation criteria and on the items shown in such statements, are currently being audited by our accounting firm, as required by the abovementioned *Consob resolution*.

The analysis of the new accounting rules and their relevant application have produced, upon first-time adoption, the effects on shareholders' equity and on net profit described below; in particular, said effects have been recognised in the following items of shareholders' equity:

- "FTA *Reserve*", *if referring to adjustments that will not affect the profit and loss account in future financial years;*
- "Valuation reserve", in the event they were to arise from accounting data that may vary over future financial years, consequent to valuation of the relevant items in the financial statements, which will be recognized in the profit and loss account only when actually realised.

Reconciliation statement under IFRS 1 - First-time adoption of International Financial Reporting Standards (drawn up pursuant to 81-bis, paragraph 1, letter b), of Consob Regulation)

(thousands of euros)

Changes net of tax effects	Capital and share premiums	Reserves	FTA Reserve	Net profit	Total
Balances from the financial statements at 31 December 2003	**620,527**	**308.355**	**0**	**95.463**	**1,024.345**
Changes due to "First Time Adoption" of IAS/IFRS (excluding IAS 32 and 39 and IFRS 2 and 4)	*0*	*56.747*	*-24.360*	*0*	*32.387*
Property, plant and equipment		67,336	26.026		93.362
Intangible assets			-35.003		-35.003
Provision for Staff Severance Pay			-11,992		-11.992
Pensions and other provisions for risks and charges			-5.563		-5.563
Changes in value of companies consolidated on an equity basis			2.172		2.172
Changes in minority interests		-10.589			-10.589
Balances at 1 January 2004 based on IAS/IFRS (excluding IAS 32 and 39 and IFRS 2 and 4)	**620.527**	**365.102**	**-24,360**	**95.463**	**1.056.732**
Balances from the financial statements at 31 December 2004	**703.952**	**345,173**	**0**	**102,307**	**1.151,432**
Changes due to "First Time Adoption" of IAS/IFRS (excluding IAS 32 and 39 and IFRS 2 and 4)	*0*	*56.747*	*-24.360*	*0*	*32.387*
Changes in IAS/IFRS balances over the 2004 financial year (excluding IAS 32 and 39 and IFRS 2 and 4)	*0*	*0*	*0*	*40.360*	*40.360*
Property, plant and equipment				-759	-759
Intangible assets				40.194	40,194
Provision for Staff Severance Pay				-3.559	-3.559
Pensions and other provisions for risks and charges				2.809	2.809
Changes in value of companies consolidated on an equity basis				236	236
Changes in minority interests				1.439	1.439
Balances at 31 December 2004 based on IAS/IFRS (excluding IAS 32 and 39 and IFRS 2 and 4)	**703.952**	**401.920**	**-24,360**	**142.667**	**1.224.179**
Changes in IAS/IFRS balances upon "First Time Adoption" IAS 32 and 39 and IFRS 2 and 4	*400*	*27.182*	*-61.356*	*0*	*-33.774*
Financial assets held for trading (HFT)			15.618		15.618
Financial assets available for sale (AFS)		34.534			34.534
Financial assets measured at fair value (FVO)			483		483
Customer loans			-31,207		-31.207
Hedging derivatives - assets			8,470		8,470
Hedging derivatives - liabilities			-1.027		-1.027
Financial liabilities held for trading			-18.611		-18.611
Financial liabilities measured at amortised cost			-26.219		-26.219
Changes in value of companies consolidated on an equity basis			-8.463		-8.463
Changes in minority interests		-7.352			-7.352
Stock Options	400		-400		0
Balances at 1 January 2005 based on IAS/IFRS	**704,352**	**429,102**	**-85,716**	**142,667**	**1,190,405**

Supplementary information on changes from adoption of IAS/IFRS

Property, plant and equipment

Reversal of depreciation of buildings held for investment purposes and land

The international accounting standards require that assets be depreciated over their useful life or over the useful life of the individual components forming them, if different. As far as property is concerned, this means that the entry value of buildings should be accounted for separately from the value attributable to underlying land, based upon the assumption that land is not depreciable, therefore with indefinite life. Accordingly, previous depreciation charged to land is to be reversed, separately accounting the values of the buildings and the portion attributable to the underlying land and eliminating the rate of accumulated depreciation related to land. For the purposes of determining the value to be attributed to land, appropriate expert estimates have been carried out by qualified external agencies or by experts listed in the Professional Rolls; property held for own use retain the depreciation process.

In regard to buildings held for investment purposes, IAS/IFRS require that such category of property should not be depreciated. Accordingly, previous accumulated depreciation has been reversed.

The positive effect on shareholders' equity arising from reversal of the foregoing depreciation came to € 26.0 million and was recognised under "FTA Reserve".

Revaluation of property

For property governed by IAS 16, upon first-time adoption, fair value has been adopted as at 1 January 2004, as deemed cost, as permitted under IFRS 1. Consequent revaluation has been made by resorting to appropriate expert estimates made by qualified external agencies or by experts listed in the Professional Rolls.

Property held for investment purposes, governed by IAS 40, upon first-time adoption, then on a regular basis, are measured at fair value, determined as previously mentioned for property held for own use.

The positive effect on shareholders' equity related to the foregoing revaluations, equal to € 67.3 million, has been recognised under "Revaluation reserves".

The effect on the net profit for 2004, arising from adoption of the foregoing accounting standards, shows a negative figure of € 0.8 million, including the recalculation of depreciation rates related to property held for own use and the change in the fair value of property held for investment purposes.

Intangible assets

Impairment test of goodwill and goodwill arising on consolidation

IAS/IFRS standards prohibit the amortisation of assets with indefinite useful life, including goodwill and goodwill arising on consolidation recognised upon acquisition of subsidiaries; such assets should be valued systematically at least on an annual basis, based on the recoverable value determined through the so-called impairment test. For this purpose, an impairment test has been made on goodwill arising on consolidation, which required, with respect to Italian accounting standards, the need to adjust shareholders' equity at 1 January 2004, for an amount equal to € 23.7 million, related to the residual amount entered in the consolidated financial statements at 31 December 2003, regarding the subsidiary Cassa di Risparmio di Mirandola S.p.A.; the foregoing amount is not subject to taxation since falling in the frame of the participation exemption mechanism.

For the purposes of the impairment test required by IAS 36, calculation has been made of the value in use of the asset, as the sum of the present value of operative cash flows generated by such asset. The valuation method adopted for such an estimate is the Dividend Discount Model, in its Excess Capital version, based upon the assumption that the econom-

ic value of a bank is the result of the discounting back of a flow of dividends such as not to affect the gearing of overall capital levels deemed necessary to guarantee the bank's expected development. The valuation has been made based upon the financial flows arising from the five-year business plan; the financial flows subsequent to said period have been extrapolated on the basis of an estimated long-term growth rate in terms of Gross Banking Product (total borrowing + loans). The rate of discount applied to discount back future dividends is the Cost of Equity, determined by applying the Capital Asset Pricing Model. Consistent with the segment's valuation practice, a "control premium" has been applied to the value of the participating interest.
In regard to goodwill entered in the financial statements according to the foregoing accounting standards, following acquisition of the Bologna branch of the former Banco di Napoli S.p.A., the recoverable amount was higher than the value entered in the financial statements, whereas, to recognise acquisition of the control of Cassa di Risparmio della Spezia S.p.A. as at 1 January 2004, a new calculation has been made of the value of the goodwill arising on consolidation, oh the basis of IAS/IFRS, generating a decrease in shareholders' equity for an amount of 8 11.3 million; moreover, following adoption of the foregoing standards, depreciation rates of goodwill and goodwill arising on consolidation related to the 2004 financial year have been reversed from the economic results of such year, on the whole 8 40.2 million.

Provision for Staff Termination Pay

Staff termination pay has been accounted for as a defined-benefit obligation, hence redetermined on the basis of actuarial values, and no longer as prescribed by relevant Italian provisions of law.
At 1 January 2004, application of such standard entailed a reduction of 8 12.0 million in shareholders' equity and a reduction of 8 3.6 million Euro in 2004 operating profit.

Pensions and other provisions for risks and charges

Pensions

IAS/IFRS standards require defined-benefit pension plans reserved to staff to be valued based on the actuarial estimates of the amount the company is to pay upon termination of employment. In regard to defined-benefit pension plans, valuations have been made by independent actuaries, adjusting provisions should the values previously determined not be consistent with the provisions of IAS/IFRS.
At 1 January 2004, application of such standard entailed a reduction of 8 4.8 million in shareholders' equity and a reduction of 8 0.7 million in 2004 operating profit.

Other provisions for risks and charges

IAS/IFRS standards require the amount of the provision to be equal to the present value of the expenditure estimated to be necessary to settle the obligation. The time value of provisions recognised in the financial statements has been considered material only for those related to legal disputes and claw-back actions, given the lengthy time requirements to settle the litigation. Such provisions have, therefore, been adjusted to take into account their present value. The foregoing criteria also apply to provisions for pensions, for which the relevant commitment borne by the company is limited as per contract.
Employment-related obligations, such as the seniority bonus granted to employees on their 25th year working with a number of Group companies, have been recognised on the basis of independent actuarial estimates. Since this standard had already been adopted for the purposes of the 2004 consolidated financial statements, drawn up in compliance with Italian accounting standards, the provision set up in the 2004 financial statements for said bonus has been reversed.

Application of the abovementioned method entailed a reduction of 8 0.8 million in the shareholders' equity at 1 January 2004 and a positive effect of 8 3.5 million on 2004 net profit.

Financial assets held for trading

Measurement at fair value of trading securities and related derivative contracts, as well as of trading derivative contracts for which IAS/IFRS impose measurement at fair value.
This category includes financial assets held for trading acquired for ordinary purchase/sale or treasury transactions; the category also includes the positive values of derivatives, except for contracts designated as effective hedging instruments, classified under specific items in the balance sheet.
Securities classified under financial assets held for trading must be measured at fair value, recording the measurement results in the profit and loss account; this method also applies to unlisted securities, previously valued at the lower of purchase cost and market value. Therefore, the fair value of unlisted securities under the abovementioned categories has been measured by means of an estimate based on the market quotations of similar instruments (if available) or the present value of expected cash flows, considering the range of risk profiles typical of the instruments themselves, and through discount rate adjustment or cash flow adjustment-type approaches; expected losses are calculated in accordance with the relevant Probability of Default ("PD") and Loss Given Default ("LGD") provided by internal rating systems or calculated on a historical-statistical basis, whereas interest rates are determined by adopting zero-coupon rate curves. Equity securities, whose fair value cannot be reliably measured, are maintained at cost. As for financial instruments listed on regulated efficient markets, the fair value is equal to the closing market prices.
Application of the abovementioned method entailed an increase of 8 15.6 million in the shareholders' equity at 1 January 2005.

Financial assets measured at fair value

This item entirely relates to the values referred to financial assets associated with insurance policies which fall under investment contracts and are measured at fair value pursuant to IFRS 4 and IAS 39.
Application of the abovementioned standards entailed an increase of 8 0.5 million in the shareholders' equity at 1 January 2005.

Financial assets available for sale

These financial assets include securities initially purchased also for investment purposes, without, however, excluding their transfer. IAS/IFRS standards require the fair value measurement of financial instruments classified under financial assets available for sale; the effect of such valuation must be directly recognised in a specific reserve in the shareholders' equity until realised.

Participating interests valued at fair value
Upon first-time adoption, participating interests deemed long-term and not quantifiable as investments in subsidiaries, associated companies or in joint ventures, have been classified under "Financial assets available for sale". Such investments, previously valued at cost, have been measured at fair value, for unlisted securities, estimated on the basis of the company's most appropriate measurement methods, taking into account the business carried on by each related concern; such assets are maintained at cost if their fair value cannot be reliably measured. The stake in the Bank of Italy, given its peculiarity, has been maintained, as usual, at cost.

The effect of the valuation, equal to a positive value of 8 26.7 million, was entered under "Valuation reserves" at 1 January 2005.

Debt securities measured at fair value

Upon first-time adoption, debt securities not held for trading, which do not qualify for recognition as investments held to maturity or as loans, have been classified under "Financial assets available for sale". The effect of the transition is associated with the measurement at fair value of unlisted securities, previously valued at the lower of purchase cost and market value. The fair value of unlisted securities included in the abovementioned categories has been estimated based on market quotations of similar instruments (if available) or the present value of expected cash flows, considering the range of risk profiles typical of the instruments themselves, and through discount rate adjustment or cash flow adjustment-type approaches: expected losses are calculated in accordance with the relevant Probability of Default ("PD") and Loss Given Default ("LGD") provided by internal rating systems or calculated on a historical-statistical basis, whereas interest rates are determined by adopting zero-coupon rate curves. As for securities listed on regulated efficient markets, the fair value is equal to the closing market prices.
The effect of the valuation, equal to a positive value of 8 21.4 million and mainly attributable to the securities portfolio of the subsidiary Centrovita Assicurazioni S.p.A., was entered under "Valuation reserves" at 1 January 2005.

Effect of the shadow accounting on insurance actuarial reserves

Pursuant to IFRS 4, the subsidiary Centrovita Assicurazioni S.p.A. has reclassified latent capital gains and losses attributable to insured parties under actuarial reserves related to insurance policies included under "Other liabilities".
The effect of such standard on the shareholders' equity at 1 January 2005 entailed a reduction equal to 8 13.5 million.

Customer loans

Analytical valuation of impaired loans (discounting-back effect)

IAS/IFRS standards require financial assets entered at amortised cost to be valued on the basis of the present value of expected financial flows. Impaired loans, for which there is evidence indicating an impairment loss, should be valued analytically, by also taking into account the recovery time of loan exposures, and establishing, with respect to the previous accounting standards, the present value of the estimated recoverable amounts. As far as doubtful loans are concerned, such estimates are also evaluated on the basis of any guarantee and discounted back to consider the estimated recovery time of the amounts, by referring to the prevailing ABI prime rate when the loans became doubtful, since the original rates of each individual position are unavailable. Recovery flows of the main positions have been distributed over time on an analytical basis, and on a statistical basis for the remaining positions. Non-performing loans with repayment plans exceeding 12 months have been discounted back at the internal rates of return of each individual position, by establishing time distribution based upon the repayment plan or upon the historical series of the average recovery time of loans, property enforcement proceedings and insolvency proceedings.

Collective valuation of regular loans

Loans not written down analytically are to be valued "collectively", by splitting them up into homogeneous risk categories and calculating, for each category, the estimated impairment loss based upon previous loss data. Provisions for performing loans are calculated in accordance with the relevant Probability of Default ("PD") and Loss Given Default ("LGD") determined by adopting the internal rating system or calculated on a historical-statistical basis. The effect of the application of the abovementioned method was reduced by the amount entered in line 90 of the balance sheet liabilities (Provisions for loan losses) at 31 December 2004.

Adjustment due to application of the amortised cost
The Group has not calculated the amortised cost for outstanding loans as at 1 January 2005 (date of transition to IAS 39), given the minor importance of the estimate of previous transaction costs and revenues yet to amortise as at such date.
The effect of the abovementioned standards entailed a reduction of 8 31.2 million in the shareholders' equity at 1 January 2005.

Hedging derivatives

The portfolio of risk hedging transactions includes derivative instruments used for the purpose of eliminating or cutting market risks hedged financial instruments are exposed to: the instruments used for current transactions (fair value hedge) are the derivative contracts entered into to hedge the fair value of a number of bond issues. The new standards have called for a revision of the accounting and measurement criteria of hedging transactions.
Upon first-time adoption of IAS/IFRS, balance sheet items, whose market value has been hedged, and the related hedging derivative contracts, have been measured at fair value, whereas such items were previously recognised at cost according to Italian accounting standards.
The effect of the abovementioned standards concerning hedging derivatives assets and liabilities entailed an increase equal to 8 8.5 million and 8 1.0 million, respectively, in the shareholders' equity at 1 January 2005.

Financial liabilities held for trading

Measurement at fair value of trading derivative contracts
IAS/IFRS standards require the fair value measurement of derivative contracts, which include financial liabilities held for trading, including the negative values of derivative contracts, except for contracts designated as effective hedging instruments, classified under specific items in the balance sheet; such liabilities also include the commitment arising from put options issued by the Parent Company on minority interests related to participating interests classified under assets available for sale also measured at fair value.

IAS/IFRS standards require derivative contracts to be separately recognised in the financial statements, although embedded in other financial instruments (the so-called "structured financial instruments"), should such instruments not be measured at fair value, recording the relevant changes in the profit and loss account; upon first-time adoption, structured loans issued have been split up into their two components, extrapolating from the book value of the bond loan the value of the inherent options in question.
The application of the abovementioned methods entailed a total reduction of 8 18.7 million in the shareholders' equity at 1 January 2005.

Financial liabilities measured at amortised cost

Adjustment due to application of the amortised cost method
Financial liabilities are valued at amortised cost, based upon the actual interest rate method, except for short-term liabilities, which are entered at their face value.

Accounting of hedging transactions (the so-called "adjusted cost")
The value of hedged instruments was adjusted by taking into account the sole changes in fair value produced by the hedged risks.

Own bonds

IAS/IFRS standards require any repurchase of own bonds to be treated as redemption of liabilities, and the relevant obligations to be entered as a reduction in liabilities.

Put options

According to IAS/IFRS, commitments arising from put options issued by the Parent Company on minority interests in the shareholders' equity of subsidiaries are entered in the balance sheet under financial liabilities, for a value equal to the present value of the relevant repayment.

The application of the abovementioned standards entailed a reduction of 8 26.2 million in the shareholders' equity at 1 January 2005

Changes in value of companies consolidated on an equity basis

The foregoing changes include the effects arising from first-time adoption of IAS/IFRS on the shareholders' equity and the net operating profit of companies consolidated on an equity basis (associated companies and joint ventures).

Changes in value of companies consolidated on an equity basis

The foregoing changes relate to the effects arising from first-time adoption of IAS/IFRS attributable to minority interests.

Stock options

IAS/IFRS standards, unlike the previous accounting standards, require the present value of share-based payments (the so-called stock options), represented by the shares' fair value, to be recognised in the profit and loss account upon their granting to employees or directors over the vesting period, against an entry in an equity item. The provisions laid down by IFRS 2 should apply to plans granted after 7 November 2002 and unaccrued as at 1 January 2005. The stock option plan currently in force is the plan approved by the Shareholders' Meeting of 31 July 2003, and will accrue from 1 August 2006 to 1 August 2009. In regard to this plan, the fair value has been determined on the options granted, while the amount pertaining to 2003 and 2004 has been entered in the FTA reserve.

Tax effects

The effect of first-time adoption of IAS/IFRS on the shareholders' equity has been calculated net of the relevant tax effect: this effect has been determined in accordance with the legislation in force, including Legislative Decree No. 38/2005.

Below are appropriate tables showing the effects the adoption of IAS/IFRS would have had on the consolidated balance sheet at 31 December 2004 and 1 January 2005, as well as on the consolidated profit and loss account at 31 December 2004 prepared according to Italian accounting standards.

Statement of reconciliation of balances in the balance sheet as determined according to Italian accounting standards and the values determined following adoption of IAS/IFRS

(thousands of euros)

	Balances in the annual accounts ITGAAPs 31/12/2004	Restatement of companies excluded from the consolidation area (*)	Restatement of companies newly included in the consolidation area (**)	IAS/IFRS changes excluding IAS 32 and 39 and IFRS 2 and 4	Balances in the annual accounts IAS/IFRS 31/12/2004	IAS 32 and 39 and IFRS 2 and 4 changes	Balances in the annual accounts IAS/IFRS 01/01/2005
Financial assets held for trading (HFT)	712,751	0	17,649		730,400	24,949	755,349
Financial assets at fair value (FVO)	0	0	1,781,093		1,781,093	771	1,781,864
Financial assets available for sale (AFS)	1,935,427	-483	712,830		2,647,774	60,826	2,708,600
Financial assets held to maturity (HTM)	15,620	-15,620	0		0	0	0
Amounts owing by banks	1,209,410	277,861	61,668		1,548,939	7	1,548,946
- impaired loans	*0*	*0*	*0*		0	*0*	*0*
- regular loans	*1,209,410*	*277,861*	*61,668*		*1,548,939*	*7*	*1,548,946*
Customer loans	15,844,626	-3,285,915	1,034		12,559,746	-46,577	12,513,169
- impaired loans	*397,376*	*0*	*0*		*397,376*	*40,911*	*356,465*
- regular loans	*15,447,250*	*-3,285,915*	*1,034*		*12,162,370*	*-5,666*	*12,156,704*
Hedging derivatives	46,245	*0*	*0*		46,245	13,530	59,775
Property, plant and equipment	311,861	-20,003	26,969	150,538	469,366		469,366
- own use	*268,950*	*-1,542*	26,945	*120,368*	*414,721*		*414,721*
- investment	*42,911*	*-18,461*	*24*	*30,170*	*54,645*		*54,645*
Intangible assets	304,702	-5,057	1,176	7,587	308,409		308,409
- goodwill	*268,184*	*0*	*0*	*7,590*	*275,774*		*275,774*
- other intangible assets	*36,518*	*-5,057*	*1,176*	*-2*	*32,635*		*32,635*
Attività fiscali	225,749	0	22,399	11,163	259,311	38,815	298,126
Partecipazioni in società controllate	43,990	294,866	-43,991	2,119	296,984	0	296,984
- consolidate con il metodo integrale	*0*	*0*	*0*	*0*	*0*	*0*	*0*
- consolidate con il metodo del patrimonio netto	*43,990*	*294,866*	*-43,991*	*2,119*	*296,984*	*0*	*296,984*
Partecipazioni in società collegate	83,771	0	46	-9,227	74,590	0	74,590
Altre attività	630,490	-84,209	17,338	0	563,619	-16	563,603
Totale Attivo	**21,364,642**	**-2,838,559**	**2,598,211**	**162,180**	**21,286,475**	**92,304**	**21,378,781**
Passività finanziarie di negoziazione	1,305,094	-10,260	1,773,283	0	3,068,118	25,195	3,093,312
Passività finanziarie al costo ammortizzato	17,142,245	-2,697,581	36,504	0	14,481,168	197,278	14,678,446
Derivati di copertura	10,554	-1,735	0	0	8,819	1,640	10,459
Fondo TFR	172,742	-8,307	243	23,211	187,889	0	187,889
Fondi di quiescenza ed altri fondi per rischi ed oneri	249,699	-47,396	817	4,112	207,232	0	207,232
Tax liabilities	124,393	0	4,054	56,264	184,711	28,703	213,414
Other liabilities	999,821	-73,280	760,177		1,686,718	21,595	1,708,313
Total Liabilities	**20,004,548**	**-2,838,559**	**2,575,078**	**83,587**	**19,824,655**	**274,410**	**20,099,063**
Minority interests	208,662	0	23,133	5,846	237,641	-148,330	89,311
Total Minority Interests	**208,662**	**0**	**23,133**	**5,846**	**237,641**	**-148,330**	**89,311**

(thousands of euros)

	Balances in the annual accounts ITGAAPs 31/12/2004	Restatement of companies excluded from the consolidation area (*)	Restatement of companies newly included in the consolidation area (**)	IAS/IFRS changes excluding IAS 32 and 39 and IFRS 2 and 4	Balances in the annual accounts IAS/IFRS 31/12/2004	IAS 32 and 39 and IFRS 2 and 4 changes	Balances in the annual accounts IAS/IFRS 01/01/2005
Share capital and premiums	703,952	0	0		703,952	400	704,352
Valuation reserve	0	0	0	67,336	67,336	34,534	101,870
FTA reserve	0	0	0	-24,360	-24,360	-61,356	-85,716
Other reserves	345,173	0	0	-10,589	334,584	-7,352	327,232
Net profit for the year or period	102,307	0	0	40,360	142,667	0	142,667
Total Shareholders' equity	**1,151,432**	**0**	**0**	**72,747**	**1,224,179**	**-33,774**	**1,190,405**
Total liabilities + Minority interests + Shareholders' equity	**21,364,642**	**-2,838,559**	**2,598,211**	**162,180**	**21,286,475**	**92,304**	**21,378,781**

(*) This column includes the values related to the Findomestic Group which is consolidated on an equity basis for IAS/IFRS purposes, while it was consolidated on a proportional basis according to Italian accounting standards.

(**) This column includes the values related to some subsidiaries (Centrovita Assicurazioni S.p.A. and Immobiliare Nuova Sede S.r.l. in particular), which were consolidated on an equity basis according to Italian accounting standards.

Statement of reconciliation of balances in the profit and loss account as determined according to Italian accounting standards and the values determined following adoption of IAS/IFRS

(thousands of euros)	Balances in the annual accounts ITGAAPs 31/12/2004	Restatement of companies excluded from the consolidation area (*)	Restatement of companies newly-included in the consolidation area (**)	IAS/IFRS changes	Balances in the annual accounts IAS/IFRS 31/12/2004
Interest earned	975.589	-329.181	25.884	0	672.292
Interest expense	303.750	97.929	1.633	0	207.354
Interest margin	**671,839**	**-231.252**	**24,251**	**0**	**464.838**
Net commissions	285.619	-7.800	-17.142	0	260.677
Other net operating income	110.674	-17.162	57	0	93.569
Changes in actuarial reserves of the insurance sector	0	0	-45.618	0	-45.618
Gains / (losses) on financial transactions	35.458	0	70.094	0	105.552
Dividends	8.582	-31	580	0	9.131
Profits - (losses) of equity valued holdings	13.703	52.439	6.264	236	60.114
Business margin	**1,125.875**	**-203,806**	**25,958**	**236**	**948,263**
Staff costs	-414.035	47.615	-2.572	-6.279	-375.271
Other administrative expenses	-270.234	77.711	-10.327	0	-202.850
Amortisation of intangible assets and depreciation of property, plant and equipment	-59.848	5.389	-326	-1.212	-55.997
Operating profit	**381,758**	**-73,091**	**12,733**	**-7,255**	**314,145**
Amortisation of goodwill and goodwill arising on consolidation	-40.610	0	0	40.610	0
Provisions for risks and charges	-17.987	3.415	57	5.159	-9.356
Net value adjustments to loans and financial assets	-95.368	38.185	427	-3.108	-59.864
Net value adjustments to other assets and liabilities	-620	0	0	0	-620
Profit from ordinary activities	**227,173**	**-31,491**	**13,217**	**35,406**	**244,305**
Net exceptional income / (charges)	102	-3.200	-10	3.108	0
Profit before taxes	**227,275**	**-34,691**	**13,207**	**38,514**	**244,305**
Income taxes	-107.848	35.030	-7.189	407	-79.600
Profit pertaining to minority interests	-17.120	-339	-6.018	1.439	-22.038
Net profit	**102,307**	**0**	**0**	**40,360**	**142,667**

(*) This column includes the values related to the Findomestic Group which is consolidated on an equity basis for IAS/IFRS purposes, while it was consolidated on a proportional basis according to Italian accounting standards.

(**) This column includes the values related to some subsidiaries (Centrovita Assicurazioni S.p.A. and Immobiliare Nuova Sede S.r.l. in particular), which were consolidated on an equity basis according to Italian accounting standards.

Report of the Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

Auditors' report on the IFRS reconciliation statements showing the effects of transition to International Financial Reporting Standards (IFRS)

To the Board of Directors of
della Banca CR Firenze S.p.A.

1. We have performed the audit of the attached reconciliation statements of the consolidated shareholders' equity at 1 January 2004, 31 December 2004 and 1 January 2005 and of the consolidated economic results for the financial year ended 31 December 2004 of the Banca CR Firenze Group and the related notes and supplementary information, including the reconciliation statements regarding the balances of consolidated balance sheet at 31 December 2004 and 1 January 2005 and the income statement at 31 December 2004, reported in the appendix to the half-year report at 30 June 2005 (hereinafter referred to as the "IFRS reconciliation statements"). Said IFRS reconciliation statements stem from the Banca CR Firenze S.p.A. consolidated financial statements ended 31 December 2004, drawn up in compliance with the provisions of law governing the criteria to prepare the accounts we have audited, on which we issued our relevant report on 11 April 2005. The IFRS reconciliation statements were prepared in the frame of the transition process to International Financial Reporting Standards (IFRS) endorsed by the European Commission. The preparation of the IFRS reconciliation statements is the responsibility of the Directors of Banca CR Firenze S.p.A. Our responsibility is to express a professional audit opinion on such statements, based on the audit conclusions.

2. We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform an audit to gather the information deemed necessary to ascertain whether the IFRS reconciliation statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the IFRS reconciliation statements, as well as evaluating the appropriateness and correctness of the accounting criteria adopted, and the reasonableness of the estimates made by the Directors. We believe that our audit provides a reasonable basis to express our professional opinion.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 – **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

Other auditors have the responsibility for the audit work carried out on figures related to certain subsidiary and associated companies included in the consolidated figures shown in the IFRS reconciliation statements, representing 28.9% of consolidated shareholders' equity at 1 January 2005 and 42.1% of consolidated economic results at 31 December 2004, respectively.

3. In our opinion, the IFRS reconciliation statements, identified in the previous paragraph 1, have been drawn up, taken as a whole, in compliance with the criteria and principles laid down in Article 81-bis of the Issuers' Regulations No. 11971/1999 approved by CONSOB Resolution No. 14990 of 14 April 2005.

4. Mention must be made that, as described in the supplementary information, the IFRS reconciliation statements, since being prepared solely for the purposes of the transition project, whose aim is the preparation of the first full consolidated financial statements based on IFRS endorsed by the European Commission, do not include the comparative figures and the related explanatory notes required to provide a complete picture of the consolidated economic and financial position of the Banca CR Firenze in compliance with IFRS.

Moreover, as described in the supplementary information, the IFRS reconciliation statements will be used for comparison purposes in the first full consolidated financial statements prepared according to IFRS; such values may undergo certain necessary variations, should any international accounting standard be reviewed or amended before issue of the abovementioned financial statements.

Florence, 24 October 2005

PricewaterhouseCoopers S.p.A.

Lamberto Tommasi
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

Auditors' Report on limited review of the half-year report prepared pursuant to Article 81-bis of Consob Regulation approved by Resolution No. 11971 of 14 May 1999, as amended and supplemented

To the Shareholders of
Banca CR Firenze S.p.A.

1. We have performed a limited review of the consolidated financial statements and related notes and supplementary information included in the half-year re-port at 30 June 2005 of Banca CR Firenze S.p.A. The Half-year Report is the responsibility of the Directors of Banca CR Firenze S.p.A. Our responsibility is to prepare this report based on our limited review. We have also checked the part of the notes containing information on activities for the sole purpose of verifying that it corresponds with the data presented in the rest of the half-year report.
2. Our work was carried out in accordance with the procedures for a limited re-view recommended by the National Commission for Companies and the Stock Exchange (Consob) with Resolution No. 10867 of 31 July 1997. Other auditors have the responsibility for the limited review of the interim financial reporting of certain subsidiaries, representing about 17.4% of consolidated assets and about 26.7% of consolidated ordinary revenues. The limited review consisted principally of inquiries of company management about the information reported in the interim financial reporting and about the consistency of the accounting principles utilised therein with those applied at year-end as well as the applica-tion of analytical review procedures on the data contained in the interim finan-cial reporting. The limited review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabili-ties and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike an audit on the annual consolidated financial statements, we do not express a pro-fessional audit opinion on the half-year report.
3. In regard to the comparative figures related to the consolidated accounts for the previous financial year showed in the consolidated financial statements and those shown in the Appendix to the half-year report related to the IFRS recon-ciliation statements, reference is made to our reports issued on 11 April 2005 and 24 October 2005.

   We previously performed a limited review of the comparative figures in the half-year report for the previous year, drawn up in compliance with the provisions of law and the accounting standards previously in force, for which reference is made to our report issued on 14 September 2004.

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro I.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 iscritta al n. 43 dell'Albo Consob – Altri Uffici: **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via Manzoni 16 Tel. 0461237004 – **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 – **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

4. Based on our review no significant changes or adjustments came to our attention that should be made to the consolidated interim financial statements and related notes and supplementary information, identified in paragraph 1 of this report, in order to make them consistent with the criteria for the preparation of interim financial reporting laid down by Article 81-bis of Consob Regulation ap-proved by Resolution No. 11971 of 14 May 1999, as amended and supple-mented.

Florence, 24 October 2005

PricewaterhouseCoopers S.p.A.

Lamberto Tommasi
(Partner)

This report has been translated from the original which was issued in accordance with Italian legislation.

Finito di stampare in Firenze
dalla Tipografia Press Service
nel mese di Gennaio 2006

BANCA
CR FIRENZE

Press Release

2006 COMPANY EVENTS CALENDAR

In accordance with the Borsa Italiana Spa regulation, listed hereunder are the dates of the company's main events scheduled in 2006.

Event	Date
Board of Directors Approval of 2005 Annual Report and 2005 Consolidated Report	27 March
Annual General Meeting - Approval of 2005 Annual Report	27 April
Board of Directors Approval of Consolidated Report as at 31 March, 2006	15 May
Board of Directors Approval of 2006 Consolidated Interim Report	11 September
Board of Directors Approval of Consolidated Report as at 30 September, 2006	13 November

As in the past, the company will not draft the reports for the second and fourth quarter. Consequently, the Interim Report and the Annual Report draft will be released to the public within the seventy-fifth and ninetieth day from the end of each semester.

Florence, 10 January 2006

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

CASSA DI RISPARMIO DI FIRENZE
BANCA CR FIRENZE
Società per Azioni

Registered Head Office: via Bufalini 6, Florence
Capital shares € 648,115,643.16 - entirely paid
Register of Companies, Fiscal & VAT n° 04385190485
Parent Company of *Gruppo Banca CR Firenze*
Banking Groups Registration N° 6160.6

Articles of Association

Last updated and approved on
21 December 2005
by the Extraordinary General Meeting
of Shareholders

Article 1 - Name

"Cassa di Risparmio di Firenze Società per Azioni", hereinafter also named "Banca CR Firenze SpA", is a joint stock company established pursuant to Law 218 of 30 July 1990, and Legislative Decree 356 of 20 November 1990, through the transfer of the banking business of the Cassa di Risparmio di Firenze as it was then called, and of which the Ente Cassa di Risparmio di Firenze (the "Transferring Institution") is a continuation.

The Company is the parent company of the "Banca CR Firenze" group, pursuant to article 61 of Legislative Decree 385 of 1 September 1993.

Article 2 – Registered Office

The registered office of the Company is at Via Bufalini n. 6, Florence. The Board of Directors may establish partners and agencies in Italy and abroad, in accordance with the relevant governing legislation.

Article 3 - Duration

The Company's duration shall be until 31 December 2100. This term may be extended.

Article 4 - Purpose of the Company

The Company's purpose is to accumulate savings and provide loans in various forms, including activities that were performed by its predecessor, the Cassa di Risparmio di Firenze, pursuant to law or to administrative provisions, including loans against pledges, agricultural loans, and loans to artisans.

The Company may undertake all permitted transactions and banking and financial services, may issue bonds, and, subject to obtaining the required authorizations, establish and manage open pension funds pursuant to article 9 of Legislative Decree 124 of 21 April 1993, each allocated with its own separate and independent assets within the context of Company assets pursuant to article 2117 of the Civil Code, or to undertake custodian duties for the balances of the said funds.

The Company, in its capacity as parent company of the Banca CR Firenze group, controls and manages the various activities undertaken by the group in order to ensure overall stability, in the pursuit of economic, financial and asset growth.

In performing its management and coordination activities, the Company, in the interests of group stability, shall issue, *inter alia*, instructions to members of the group to comply with Bank of Italy regulations.

The Company may undertake any other transaction and activity not reserved by law to other parties, which is instrumental or in any way connected to the attainment of company objectives.

Article 5 - Registered capital

The share capital shall be Euro 648,115,643.16 divided into 1,137,044,988 shares of a nominal value of Euro 0.57 each. A share capital increase may be made by issuing shares against receivables or payment in kind.

The Board of Directors, pursuant and in accordance with article 2443 of the Civil Code, shall have the right, for a period of five years from 27 March 2000, to increase the share capital on one or more occasions, for a total amount of a nominal Euro 8,242,656 (eight million, two hundred and forty two thousand, six hundred and fifty six Euros) by the issue of a maximum of 14,460,800 shares of a nominal value of Euro 0.57 each:

a) up to a maximum 10,000,000 shares reserved for payment according to the provisions of an appropriate "Incentive Stock Plan" for managers of the Company and of

banking subsidiaries, under article 2441, fifth paragraph, of the Civil Code, fixing the issue price of the shares, including the premium, and the possession, terms, methods, and conditions of the offer.

b) Up to a maximum of 4,460,800 shares to be allocated free of charge to general employees of the Company, pursuant to article 2349 of the Civil Code for a sum up to the legal reserves and/or distributable income from the latest approved financial statement.

The Board of Directors possesses the widest powers in this respect, including identification of beneficiaries of an increase in authorised capital and/or the allocation of free shares and preparation of the necessary "Incentive Stock Plan", and the relevant provisions governing them: *inter alia*, allocation criteria and methods, and administration of the paid and/or free shares.

With respect to the mandate set out in the two preceding paragraphs, the Board of Directors, on 16 October 2000, resolved to increase the registered capital by a maximum amount of a nominal Euro 2,280,000, by the issue of a maximum of 4,000,000 shares of a nominal value of Euro 0.57 each, to be endorsed from 16 October 2003 until 16 October 2006. As at 15 December 2005 stock options for a total of 3,561,968 shares had been exercised. On 31 July 2003 the Board of Directors also resolved to issue a paid up increase in the registered capital by a maximum nominal amount of Euro 3,420,000, through the issue of a maximum of 6,000,000 shares of a nominal value of Euro 0.57 each, to be endorsed from 1 August 2006 to 1 August 2009. The resolutions of 26 March 2001, 14 April 2003 and 14 June 2004 increased the registered capital by a total nominal amount of Euro 2,541,643.68 by the free allocation to employees of 4,459,024 newly-issued shares of a nominal value of Euro 0.57 each. In consideration of the fact that the Board of Directors' resolution dated 14 June 2004 set out to guarantee an equal allotment of shares to all the beneficiaries, it has not been possible to issue a residual number of 1,776 shares; the right granted to the Board of Directors in aforesaid paragraph 2, letter b) shall be considered as exercised in full.

The shares are registered and indivisible.

Each share gives the holder the right to one vote.

By resolution of the extraordinary Meeting, preference shares may be issued, together with other categories of shares with various rights.

The purchase or subscription of shares, by any party, directly or through subsidiaries, trust companies, or through third parties, is subject to regulations governing capital holdings in banks and parent companies of banking groups.

Article 6 – Shareholders' Meeting

The legally constituted Shareholders' Meeting represents all shareholders, and its resolutions, adopted in accordance with law and the articles of association, are binding on all shareholders, including non-participating and dissenting shareholders.

The ordinary Meeting is held at least once a year, within four months of the close of the company's financial year.

Procedures for Meetings are regulated by appropriate standing orders approved by an ordinary Meeting. Meetings are chaired by the Chairman of the Board of Directors, or in his absence or inability to attend, by the Deputy Chairman. In the event of the absence or inability to attend of both the Chairman and the Deputy Chairman, the Meeting shall elect a Chairman from among those present.

The Meeting shall appoint a Secretary to assist the Chairman. The presence of the Secretary is not necessary when the minutes are drawn up by a Notary.

Without prejudice to powers to convene meetings provided by specific provisions of law, Meetings are called by the Chairman acting on appropriate resolutions of the Board of Directors, and may be convened in places other than the registered offices provided that they are held in Italy. Meetings are convened by means of a notice indicating the day, time, and place of the Meeting, together with an order of business, to be published in the "Official Gazette of the Italian Republic" under the terms provided by current legislation. The notice may also indicate the day fixed for a second Meeting, and, if necessary, for a third Meeting, if the first and second Meetings are inconclusive.

Article 7 – The right to attend General Meetings

To attend meetings of the company, it is necessary to submit to the bank's registrar, at least two days prior to the date of the meeting, the right-to-vote certificate, pursuant and in accordance to article 85, paragraph 4 of the Legislative Decree 58 of 24/02/1998 and article 31 of Legislative Decree 213 of 24/06/1998, or a broker's certificate as per article 2370, paragraph 2 of the Civil Code. The shares quoted in the aforesaid certificates cannot be sold or used as the object of a financial transaction until the meeting has taken place, unless the shareholder rejects his right to attend the forthcoming meeting.

The Chairman of the Meeting shall be responsible for ascertaining the correct assembly proceedings and the true identity and voting rights of the participants in addition to directing and moderating discussions and ascertaining voting results.

Article 8 – Establishment and resolutions of Meetings

The provisions of law shall be observed in order to ensure that the Meetings and their relevant resolutions are validly established unless provided otherwise by these Articles of Association.

If a Banking Foundation (as defined hereunder) including the Transferring Institution, participating in an ordinary shareholders' meeting, is capable of exercising a vote that expresses the majority of the shares present and entitled to vote, on the basis of the capital present or represented at the meeting, as ascertained by the Chairman of the meeting during its course and immediately before each vote, the Chairman shall notify the meeting of this situation and exclude the Banking Foundation from the vote, for the purposes of the resolution in which this circumstance has occurred, limiting the number of shares that represent the difference plus one share between the number of shares of the said Banking Foundation and the total amount of shares of the remaining shareholders (other than the Banking Foundation), that are present and entitled to participate in the said vote.

Shares excluded from the vote pursuant to the second paragraph above shall however be taken into account for the regular establishment of the Shareholders' Meeting, but not for the majority required for the approval of resolutions of the Meeting.

For the purposes of these Articles of Association, "Banking Foundation" shall be understood as a shareholder that is classified as a banking foundation as governed by Law 461 of 23 December 1998, and by Legislative Decree no. 153 of 17 May 1999, as amended, or that is controlled directly or indirectly by one or more of the said Banking

Foundations. For the purposes of the application of the second paragraph above of this Article 8, the shares of parties controlled by a Banking Foundation shall be included with those of the controlling Foundation.

The control indicated above applies in the cases provided for by Article 6 of Legislative Decree no. 153 of 17 May 1999, as supplemented by Article 6 of Ministerial Decree no. 150 of 18 May 2004, as amended.

The provisions of the second paragraph of this Article shall also apply when the vote expressing the majority of shares present and entitled to vote at ordinary shareholders' meetings pursuant to the said second paragraph includes the votes of other shareholders that directly or indirectly adhere to agreements on the exercise of the right to vote or to the transfer of shares in the Company and in all cases to agreements and/or understandings in the nature of a voting pact pursuant to Article 122 of Legislative Decree no. 58 of 24 February 1998, and Article 20 of Legislative Decree no. 385 of 1 September 1993, in which the Banking Foundations have contributed the majority of syndicated shares. In such cases, the limitation of shares entitled to vote shall be applied to each shareholder in proportion to the total shares of parties to the agreement who are present at the meeting.

Article 9 – Board of Directors

The Company is administered by a Board of Directors appointed by the Shareholders' Meeting. The Board is composed of an even number between 10 and 18 members, including the Chairman of the Board, the number to be determined by the Shareholders' Meeting. The General Manager may also be appointed as a Director.

The Chairman and Deputy Chairman are appointed from among their own members by the Board of Directors, if not appointed by the Shareholders' Meeting.

Directors, unless resolved otherwise by a Shareholders' Meeting, shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year. Directors may be re-elected. If a majority of Directors cease to perform their functions due to resignation or for any other reason, the entire Board shall be considered as outgoing, although remaining with full powers until the a new board is elected. The remaining Directors must call a Shareholders' Meeting without delay for the purpose of appointing a new Board.

Directors shall be elected by a list voting system, as follows:

(i) the appointment of the Board of Directors shall take place on the basis of lists presented by shareholders pursuant to the following paragraphs, in which candidates must be listed by numerical order;

(ii) lists presented by shareholders must be deposited at the offices of the Company and published at the shareholders' expense in at least two national newspapers, one of which must be a financial newspaper, at least ten days before the date established for the initial Shareholders' Meeting;

(iii) each shareholder may present or contribute to the presentation of one single list, and each candidate may be presented in one single list on penalty of ineligibility;

(iv) shareholders who form part of a controlling relationship pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree must be considered as a single shareholder and may not, as a group, present more than one list;

(v) only shareholders that, individually or together with other shareholders, are holders of shares representing at least 2.5% of the registered capital with a right to vote at ordinary shareholders' meetings shall have the right to present lists; in order to attest to the holding of the necessary number of shares for presentation of lists, shareholders must present and/or deliver proper certification issued by the broker with whom the shares are deposited to the Company offices at least ten days before the date fixed for the initial Shareholders' Meeting.

(vi) together with each list, declarations by individual candidates, accepting the candidature and attesting, under their own responsibility, that no grounds exist for their ineligibility or incompatibility, that they possess the requirements for appointment to the post, and, where applicable, that they possess the requirements of independence provided by law and by the corporate governance code for listed companies, which must be possessed by at least two candidates for each list, must be deposited within the aforementioned time limit;

(vii) each party entitled to vote may vote for a single list only. Shareholders who form part of a controlling relationship pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree, including where only one has presented a list, may vote only for the said list (even where the list is formally presented by only one of the shareholders); similarly, shareholders that have presented a common list pursuant to point (v) above, may vote only for the said list;

(viii) lists for presentation of which all the provisions of this Article 9 have not been observed shall be considered as not presented;

(ix) the election of the Board of Directors shall proceed as follows:

(a) the votes obtained by the lists shall be divided successively by one, two, three, four, and so on, according to the number of Directors to be elected. The quotients thus obtained shall be assigned progressively to each of the candidates on the said list, according to the order respectively provided therein. The quotients thus attributed to the candidates of the various lists shall be arranged in a single list in decreasing order. Subject to the provisions of letters (b) to (g) below, those candidates who have achieved the highest quotients shall be elected. In the event that more than one candidate has received the same quotient, the candidate on the list that has still not elected a director or that has elected the lesser number of directors shall be elected. In the event that none of the said lists have yet elected a director, or all the lists have elected the same number of directors, the candidate from the said lists that has obtained the greater number of votes shall be elected;

(b) the list that has obtained the greater number of votes shall in all cases be assigned, in the progressive order in which candidates are listed in the said list, a number of directors equal to at least half those to be elected, plus two directors, obviously provided that, on the basis of the calculation indicated at letter (a), the said list is not entitled to a greater number of directors. However, where several lists exist, at least one director must be appointed from the list that is second in the number of votes. The directors thus assigned to the majority list shall be struck off in decreasing order from the list drawn up under the provisions of letter a), it being understood that the other candidates shall retain their original quotients;

(c) in derogation of the provisions of letter (b) above, if the list that has obtained the greater number of votes is presented exclusively by one or more Banking Foundations, a number of directors equal to no more than half of the total amount of directors to be elected shall be appointed from that list.

If the list that has obtained the greater number of votes has been presented by one or more Banking Foundations together with one or more other shareholders, the number of directors designated by Banking Foundations may not in any case exceed half the total of directors to be elected;

(d) directors not assigned to the majority list within the terms indicated above shall be drawn from the other lists, applying the mechanism indicated at letter (a) above;

(e) each of the other lists shall be assigned a maximum number of three directors, according to the order indicated on each list. Each directorship in excess of this number shall be assigned in turn to the first of the candidates not elected in decreasing order, who belong to a list from which at least one and less than three directors have been drawn. In the absence of available lists, the excess directorships shall be assigned to the majority list in the listed order of non-elected candidates in accordance with the provisions of letters (b) and (c) above;

(f) at least two directors from the majority list that possess the independence requirements indicated at point (vi) must be drawn from the majority list, derogating from the list order if necessary; similarly, a further independent director must be drawn from each minority list that has nominated the maximum number of administrators permitted by letter (e) above;

(g) if no list or one single list is presented, the Shareholders' Meeting shall appoint the Board of Directors by the methods indicated at Article 8.

The Shareholders' Meeting shall provide, by the methods established at Article 8, for appointment of directors that, for any reason, are not appointed pursuant to the procedures indicated at the 4th paragraph above.

The Board shall appoint a Secretary and deputy Secretary who is either a Director or a Company Manager.

Article 10 – Board Meetings

The Board shall normally meet once a month, including in places other than the registered office, but within the European Union, upon the Chairman's convocation, who must, in all cases, call a Meeting when requested to do so by at least one third of Directors or by the Statutory Auditors.

Notice of the Meeting must be issued by registered letter to the address for service of Directors and Statutory Auditors, at least five days prior to the day of the Meeting. In cases of urgency, Meetings may be convened by telegram, telex, fax or other means that guarantee reception, with reduced notice of twenty-four hours.

If the Chairman is absent or unable to attend, the Board shall be chaired by the Deputy Chairman. In his absence, the Board shall be chaired by the longest serving Director. The longest serving Director shall be understood as the Director who has served uninterruptedly for the longest time. In the event of a tie due to contemporaneous appointment, the eldest Director shall serve.

In order for resolutions of the Board of Directors to be valid, a majority of sitting Directors must be present, and resolutions must be taken by an absolute majority of those present.

If the General Manager is not a Director, he may participate in Board Meetings without voting rights.

The Secretary or his replacement shall be responsible for drawing up the minutes of each meeting, which must be signed by the person chairing the meeting and the Secretary.

Participation in meetings of the Board of Directors through the use of videoconference systems is permitted provided that all entitled parties may participate and be identified, are capable of intervening in the discussion in real time, and may receive, examine, and transmit documents. The Board meeting shall be considered as held in the place in which the Chairman and Secretary are present.

Article 11 - Directors' remuneration

Board members are entitled to remuneration in accordance with the resolutions adopted by the Shareholders' Meeting which shall determine the amount, a fixed annual fee and attendance fees, and reimbursement, including by lump sum payment, of expenses incurred in the exercise of their office.

In accordance with the recommendation of the Statutory Auditors, the Board shall determine the remuneration due to Directors who have been assigned particular responsibilities under these Articles of Association, or other particular assignments, mandates or duties.

Article 12 – Powers of the Board

The Board of Directors possesses all the powers for the ordinary and extraordinary administration of the Company that have not been reserved, by inviolable provision of law or of the Articles of Association, to the Shareholders' Meeting.

The Board of Directors is empowered to vote resolutions pertaining to the following issues: amendments to company bylaws to conform them to new legal regulations, mergers specifically foreseen in articles 2505 and 2505 bis of the Civil Code and share capital decreases when one or more shareholders withdraw. Reference is always made to article 2436 of the Civil Code.

The Board of Directors shall appoint an Executive Committee from among its own members, determining its functions and powers, and may appoint a Managing Director, setting out the limits of their authority.

For specific actions, for individual transactions and specific sections of Company management, the Board may also confer mandates on individual Directors, determining the limits of their mandates and the powers granted to them.

Resolutions concerning the following matters are reserved to the Board of Directors and may not be delegated, other than where provided by law:

a) the determination of general management guidelines;

b) the appointment of the General Manager and of one or more Deputy General Managers and their revocation, removal or termination.

c) the determination of the highest level organizational structure of the Company and the relevant internal regulations, including the definition of personnel policy;

d) the purchase and sale of its own shares;

e) the acquisition or transfer of shareholdings that may affect the composition of the banking group and significant transactions with related parties;

f) the determination of the functions and powers to be granted to the Executive Committee, the Managing Director, if appointed, to Directors to whom any particular mandates have been granted, and to the General Manager, including in relation to the granting of credit, and at the General Manager's suggestion supervisors of distribution units and other Company employees on the basis of their functions;

g) the approval of consolidated financial statements.

h) the definition of general group strategies and the relevant implementation criteria, in particular in relation to capitalization policies, distribution channels, share acquisition or divestment, personnel policies, and the definition of uniform methods for the implementation of regulations and instructions issued by the Supervisory Body and the approval of group Regulations.

i) the resolutions described in the second paragraph of article 12 of the bylaws.

By appropriate resolution and in all cases for the purpose provided by law, the Board may vest Directors, the General Manager, Company employees, and all levels of employees of related or subsidiary companies operating in the context of corporate organization with powers of signature and representation of the Company, including in legal proceedings.

In cases of need and urgency, the Chairman, by agreement with the General Manager, may assume decisions reserved to the Board, except for those set out in the fifth

paragraph above, and all decisions reserved to the Executive Committee with immediate effect against third parties. The competent Body must be notified of any such decision at its next meeting.

The Board of Directors shall promptly notify the Statutory Auditors of its activities and the most significant economic, financial and asset operations undertaken by the Company or by subsidiaries, with particular reference to operations involving interests of one or more members, directly or through third parties. Notifications, at least on a quarterly basis, shall be made verbally during Board meetings or by written notification to the Board of Auditors.

Article 13 - Chairman

The Chairman has the power to legally represent the Company in its relations with third parties and in legal proceedings. The Chairman convenes and chairs Shareholder's meetings, the Board of Directors, and the Executive Committee, with responsibility for initiatives and coordination.

If the Chairman is absent or unable to attend, he shall be replaced by the Deputy Chairman or in the latter's absence, by the longest serving Director, identified by the terms indicated at article 10, paragraph 3.

Article 14 - Executive Committee

The Executive Committee is composed of a minimum of 5 and a maximum of 8 members.

The Chairman, Deputy Chairman, Managing Director, where appointed, and the General Manager, when the latter is a member of the Board of Directors, shall be ex-officio members of the Executive Committee.

The term of office of non ex-officio members of the Committee shall be established by the Board of Directors. The frequency of meetings and procedures for convening meetings shall be established by the Committee itself.

The provisions of article 10, paragraphs 4 et seq. shall apply in relation to the validity of resolutions and other regulations for meetings and the keeping of minutes. The Secretary of the Board of Directors shall perform the function of Secretary of the Committee.

The Executive Committee shall report to the Board of Directors and the Statutory Auditors, at least on a quarterly basis, during meetings or by written document with respect to general management trends, their foreseeable evolution, and the most significant operations undertaken by the Company and its subsidiaries in terms of size and nature. This obligation shall extend to the Managing Director, if appointed.

Article 15 - Board of Auditors

The ordinary meeting shall appoint three Statutory Auditors and two alternate auditors. Statutory and Alternate Auditors, whether permanent or replacement, must possess the requirements set by the regulations and may be re-elected.

Auditors shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year.

At least one statutory and one alternate auditor must be entered in the register of auditors held by the Ministry of Justice and have acted s statutory auditor for a period of not less than three years.

Pursuant to paragraph 3 of article 1 of Ministry of Justice Decree no. 162 of 30 March 2000, the sectors that strictly relate to company activities are those of credit, finance, and insurance.

The functions and remuneration of Auditors shall be in accordance with the law. Auditors are also entitled to the same attendance fees as Directors, as provided by the Shareholders' Meeting, and to reimbursement, including by lump sum payment, of expenses incurred in performing their duties.

Persons who are in situations legally declared incompatible or who do not possess the requirements of integrity and professionalism established by law and/or by secondary implementation regulations may not be elected Auditors, or if elected, shall forfeit their office. Persons who are Statutory Auditors for more than five Italian companies listed on Italian regulated markets, that are not part of the Banca CR Firenze Group, may not be appointed auditors.

The Statutory Auditors, through a written notice signed by the Chairman of the Board of Statutory Auditors, must immediately give *Banca d'Italia* information on all those documents and events which have emerged in the course of their activities and which imply irregularities in the company's management or violations of banking activities rules.

Article 16 – Appointment of Board of Auditors

Unless unanimously resolved otherwise by a Shareholders' meeting, permanent members of the Board of Auditors shall be appointed on the basis of lists presented by shareholders according to the procedures indicated below.

Lists presented must indicate a minimum of three candidates, listed in numerical order. Each candidate may be proposed in a single list only, on penalty of ineligibility.

Shareholders registered in the shareholder's register at least 5 days before the date set for the initial shareholder's meeting and who, individually or together with other shareholders, represent at least 1% of shares with voting rights shall have the right to present a list. In order to demonstrate legal ownership of sufficient shares for presentation of lists, Shareholders must simultaneously provide the company's registered office with copies of the admission tickets issued by the custodians of their shares.

Each shareholder may only contribute to the presentation of one list. Where this provision is violated, all contributions to lists by the violating party shall be invalidated. Lists, duly signed by the parties that present them, must be filed with the company's registered offices at least 5 days before the date set for the initial Shareholders' meeting.

Together with each list and within the terms indicated above, each individual candidate must file a declaration accepting their nomination, assuming full responsibility, attesting to the absence of any reason for ineligibility, and compliance with the requirements set by the relevant regulations for such positions. The requirements set out in article 15, third paragraph, of these Articles must be fulfilled at least by the first and the third candidate of each list presented. Any list for presentation which has not complied with all the above provisions shall be considered as not presented.

Each party entitled to vote may vote for a single list only.

The two candidates of the list that has obtained the greater number of votes, and the first candidate of the list that has obtained the second highest number of votes shall be

elected Statutory Auditors. The third candidate of the list that has obtained the greater number of votes, and the second candidate of the list that has obtained the second highest number of votes shall be elected alternate auditors. In the event of parity of votes between two or more lists, the candidates shall be elected in order of seniority until the vacant posts have been assigned.

The first candidate of the list that has obtained the greatest number of votes shall be appointed Chairman. In the event that two or more lists have the same number of nominations, the most senior candidate shall be appointed. In the event of replacement of a Statutory Auditor drawn from the list that obtained the greater number of votes, the said replacement shall be drawn from the same list. Similarly, the replacement of an auditor drawn from the second most voted list will be made from the same second most voted list.

For the purposes of this article, shareholders in the same group, including every parent and subsidiary company, or company under joint control or related pursuant to article 2359 of the Civil Code, including pursuant to a syndicate agreement pursuant to article 122 of Legislative Decree no. 58 of 24 February 1998, must be considered as a sole shareholder and may not present more than one list.

Where no list is presented under the terms indicated, the Assembly shall appoint auditors by a relative majority of the Shareholders present at the Shareholders' meeting. In the event of presentation of a single list, statutory and alternate auditors shall be elected from the said list in the order in which they are listed. Where no minority list receives votes, the Board of Auditors shall be completed by a resolution adopted by a relative majority of shareholders present in the Shareholders' meeting.

The appointment of Auditors for completion of the Board in accordance with article 2401 of the Civil Code shall be made by a relative majority of the Shareholders' Meeting.

Article 17 – Powers to convene meetings

The Board of Auditors may, by written communication to the Chairman, convene a Shareholders' Meeting, or meetings of the Board of Directors, or the Executive Committee. This power to convene meetings may also be exercised by at least two members of the Board of Auditors.

Article 18 – Authority for signature and representation of the company

Powers of signature and representation of the company, including powers to act in legal proceedings, may be awarded to the parties indicated in paragraph 6 of article 12, including by proxy signed by the Chairman according to the methods, limits, and for the purposes established by the Board of Directors.

The Board may also, for specific actions or categories of actions, authorize the Chairman to award proxies to persons external to the Company.

Article 19- General Manager

The General Manager is at the head of the Company's organizational structure and personnel, and exercises functions in the context of the provisions of these articles and the powers granted by the Board of Directors.

In particular, the General Manager:

1) manages resource strategy, establishes tasks and formulates qualitative and quantitative objectives for Group companies, in the context of the guidelines and according to the powers awarded to him by the Board.

2) undertakes all the measures relating to personnel of every type that are not reserved to the Board under article 12, paragraph 4, according to criteria fixed by the Board of Directors, and proposes all other measures relating to personnel to the Board of Directors or the Executive Committee.

3) for actions and issues not within his/her own competence, formulates duly prepared proposals to submit to the Company's collective decision-taking bodies, including for activities relating to the role of the parent company, according to the relevant powers, and provides for the execution of the resolutions adopted by the said Bodies.

4) ensures the correct performance of duties assigned to employees, including by means of inspections, investigations, and assessments.

5) arranges for collections and payments, with powers of mandate to other employees.

6) signs ordinary correspondence, endorsements, deeds, agreements, undertakings and documents in general that involve the ordinary activity of the Company and appends receipts to bills of exchange, credit instruments, cheques and orders issued by public and private administrations, with the power to delegate the powers to managers, executives and employees designated by him/her.

7) permits reductions, cancellations, subrogations and endorsements of mortgages, mortgage transcriptions and registrations, lift distraints, challenges, and other impediments of any kind, renounces subscription rights, with reference to corresponding reductions or credit settlements, with the power to delegate the said powers to managers, executives and employees designated by him/her.

8) take preventive measures to protect the Company names, including by means of applications for monitoring, precautionary and urgent provisions, including all that is considered necessary, as preventative measures, in the Company interest, with powers to award the relevant powers of attorney, and to delegate the said powers to managers, executives, and employees designated by him/her.

When not called to be a member of the Board of Directors, the General Manager participates in meetings of both the Board and the Executive Committee, without voting rights, exercising his/her constructive functions.

The General Manager is assisted by one or more deputy General Managers and/or Central Directors who replace him/her in if absent or unable to attend, according to the provisions of the Board of Directors.

The signature of the General Manager's replacement shall serve as evidence of the latter's absence or incapacity against third parties.

Article 20 – Financial Statement

The company financial year shall close on 31st December of each year.

In accordance with the provisions of law, the Board shall arrange for the preparation of the financial statement and the preparation and approval of the consolidated financial statement at the end of each financial year.

Article 21 – Profit distribution

The net profit resulting from the consolidated financial statements shall be allocated as follows:

a) a portion not less than 5% to the legal reserve, until the extent of the reserve reaches one fifth of the registered capital.

b) to the statutory reserve or any other reserve funds resolved by the Shareholder's meeting.

c) the residue to the holders of shares, subject to any allocation of a portion of profits not exceeding 2% of the total for charitable, cultural, scientific or Company image promotion purposes, determined by the Shareholder's meeting.

Dividends not redeemed within five years from the day in which the become payable shall be considered lapsed in favour of the Company, and allocated to the reserve fund.

The Board of Directors may resolve the distribution of advance payments on dividends in the cases, by the methods and within the limits allowed by current legal provisions.

Article 22 – Winding-up

The liquidation of the Company, at any time and for any reason, shall be governed by the provisions of the law.

Article 23 – General Provisions

Any matter not expressly provided for in these Articles shall be governed by the provisions of Law.

BANCA CR FIRENZE

<u>Translation of letter sent to:</u>

Borsa Italiana SpA
Milan

on January 11th, 2006

Subject: Request for a denomination change for the ordinary shares listing of "Cassa di Risparmio di Firenze" (ISIN code IT0001000725)

We hereby wish to submit to you a request to change the ordinary shares listing of *Cassa di Risparmio di Firenze* into **Banca CR Firenze**.

According to the company bylaws (Articles of Association) currently in force, the name of the company is "Cassa di Risparmio di Firenze SpA" or, for brevity, also named "Banca CR Firenze SpA".

Our company deems necessary to uniform the listing name to that already in use for communication purposes and for announcements to investors and stakeholders.

With reference to the identification code of the listing, we shall not require any change, therefore, the code "CFI" can continue to exist.

We shall remain at your disposal in the event you may request additional information.

Truly,

Signed: BANCA CR FIRENZE SpA

Lino Moscatelli
(Managing Director)